Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

Quarterly Report on the Third Quarter of 2025

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine month periods ended September 30, 2025, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Mining Corporation (formerly Barrick Gold Corporation) (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance as well as our present and future business environment. This MD&A, which has been prepared as of November 7, 2025, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, for the three and nine month periods ended September 30, 2025 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 60 to 64. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2024, the related annual MD&A included in the 2024 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Abbreviations

AISC	All-in Sustaining Costs
BNL	Barrick Niugini Limited
CCV	Critical Control Verifications
CEO	Chief Executive Officer
COS	Cost of Sales
DRC	Democratic Republic of Congo
G&A	General and administrative
GHG	Greenhouse Gas
GoT	Government of Tanzania
IASB	International Accounting Standards Board
ICMM	International Council on Mining and Metals
ICSID	International Centre for the Settlement of Investment Disputes
IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board
Ktpa	Thousand tonnes per annum
Lb	Pound
LME	London Metal Exchange
LTI	Lost Time Injury
LTIFR	Lost Time Injury Frequency Rate

Mtpa	Million tonnes per annum
MW	Megawatt
NGM	Nevada Gold Mines
OECD	Organisation for Economic Co-operation and Development
Oz	Ounce
PJL	Porgera Jersey Limited
PNG	Papua New Guinea
Randgold	Randgold Resources Limited
SOKIMO	Société Minière de Kilo-Moto
TCC	Total Cash Costs
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
UN SDG	United Nations Sustainable Development Goals
VAT	Value-Added Tax
WGC	World Gold Council
WTI	West Texas Intermediate
YTD	Year to date September 30

BARRICK THIRD QUARTER 2025	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “aim”, “strategy”, “ramp up”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “project”, “develop”, “progress”, “continue”, “temporary”, “committed”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production and cost guidance, including our ability to meet our 2025 guidance; anticipated production growth from Barrick’s organic project pipeline and reserve replacement; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/ pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy; mine life and production rates; anticipated benefits from the sale of the Donlin Gold project, the Hemlo gold mine, the Tongon gold mine, and the Alturas project; anticipated timing for development of the Goldrush Project; our plans, timelines, and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Ren, Pueblo Viejo Expansion project, Veladero Phase 8 Leach Pad, Reko Diq, solar power project at Kibali, and the Lumwana Super Pit Expansion; anticipated production at Goldrush, Ren, Reko Diq and Lumwana; timing for first production from the Lumwana Super Pit Expansion; timing for first ore delivery from the Gokona open pit; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; the status of negotiations with the Government of Mali in respect of ongoing disputes regarding the Loulo-Gounkoto Complex, including the outcome of dispute resolution through arbitration; the resumption of operations and the temporary nature of the provisional administration and transfer of operational control to an external administrator at Loulo-Gounkoto; our pipeline of high confidence projects at or near existing operations; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status, including Fourmile; the incorporation of Fourmile into the NGM joint venture at fair market value; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of sustainability issues, including climate change, greenhouse gas (“GHG”) emissions reduction targets, safety performance, community development and resettlement, and responsible water use; Barrick’s search for a permanent President and Chief Executive Officer; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with

BARRICK THIRD QUARTER 2025	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate;

whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2025	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures and ratios in our MD&A:

∎	“adjusted net earnings”
∎	“free cash flow”
∎	“EBITDA”
∎	“adjusted EBITDA”
∎	“attributable EBITDA”
∎	“attributable EBITDA margin”
∎	“net leverage”
∎	“minesite sustaining capital expenditures”
∎	“project capital expenditures”
∎	“TCC/oz”
∎	“C1 cash costs/lb”
∎	“AISC per oz/lb” and
∎	“realized price per oz/lb”

For a detailed description of each of the non-GAAP financial measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 43 to 58. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 59. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Index

5 Overview

5 Financial and Operating Highlights
8 Key Business Developments
10 Sustainability
11 Outlook

13 Operating Performance

13 Nevada Gold Mines
14 Carlin
16 Cortez
18 Turquoise Ridge
20 Pueblo Viejo
22 Kibali
24 North Mara
26 Bulyanhulu
28 Other Mines - Gold
29 Lumwana
30 Other Mines - Copper

31 Future Growth

34 Review of Financial Results

34 Revenue
35 Production Costs
36 General and Administrative Expenses
36 Exploration, Evaluation and Project Expenses
37 Finance Costs, Net
37 Additional Statement of Income Items
37 Income Tax Expense

38 Financial Condition Review

38 Balance Sheet Review
38 Financial Position and Liquidity
39 Summary of Cash Inflow (Outflow)

41 Commitments and Contingencies

42 Review of Quarterly Results

42 Internal Control over Financial Reporting and Disclosure Controls and Procedures

43 IFRS Critical Accounting Policies and Accounting Estimates

43 Non-GAAP Financial Measures

59 Technical Information

59 Endnotes

60 Financial Statements

65 Notes to Consolidated Financial Statements

BARRICK THIRD QUARTER 2025	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Overview

Financial and Operating Highlights

			For the three months ended			For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Financial Results ($ millions)

Revenues	4,148	3,681	13%	3,368	23%	10,959	9,277	18%

Cost of sales	1,890	1,878	1%	2,051	(8)%	5,553	5,966	(7)%

Net earnings[a]	1,302	811	61%	483	170%	2,587	1,148	125%

Adjusted net earnings[b]	982	800	23%	529	86%	2,385	1,419	68%

Attributable EBITDA[b]	2,022	1,690	20%	1,292	57%	5,073	3,488	45%

Attributable EBITDA margin[b]	59%	55%	7%	46%	28%	56%	45%	24%

Minesite sustaining capital expenditures[b,c]	395	479	(18)%	511	(23)%	1,438	1,692	(15)%

Project capital expenditures[b,c]	532	439	21%	221	141%	1,240	562	121%

Total consolidated capital expenditures[c,d]	943	934	1%	736	28%	2,714	2,283	19%

Total attributable capital expenditurese	757	717	6%	583	30%	2,105	1,849	14%

Net cash provided by operating activities	2,422	1,329	82%	1,180	105%	4,963	3,099	60%

Net cash provided by operating activities margin[f]	58%	36%	61%	35%	66%	45%	33%	36%

Free cash flow[b]	1,479	395	274%	444	233%	2,249	816	176%

Net earnings per share (basic and diluted)	0.76	0.47	62%	0.28	171%	1.51	0.65	132%

Adjusted net earnings (basic)b per share	0.58	0.47	23%	0.30	93%	1.39	0.81	72%
Weighted average diluted common shares (millions of shares)	1,703	1,716	(1)%	1,752	(3)%	1,715	1,754	(2)%

Operating Results

Gold production (thousands of ounces)[g]	829	797	4%	943	(12)%	2,384	2,831	(16)%

Gold sold (thousands of ounces)[g]	837	770	9%	967	(13)%	2,358	2,833	(17)%

Market gold price ($/oz)	3,457	3,280	5%	2,474	40%	3,201	2,296	39%

Realized gold price[b,g] ($/oz)	3,457	3,295	5%	2,494	39%	3,226	2,309	40%

Gold COS (Barrick’s share)[g,h] ($/oz)	1,562	1,654	(6)%	1,472	6%	1,613	1,447	11%

Gold TCC[b,g] ($/oz)	1,137	1,239	(8)%	1,104	3%	1,197	1,072	12%

Gold AISC[b,g] ($/oz)	1,538	1,684	(9)%	1,507	2%	1,660	1,495	11%

Copper production (thousands of tonnes)[g]	55	59	(7)%	48	15%	158	131	21%

Copper sold (thousands of tonnes)[g]	52	54	(4)%	42	24%	157	123	28%

Market copper price ($/lb)	4.44	4.32	3%	4.18	6%	4.33	4.14	5%

Realized copper price[b,g] ($/lb)	4.39	4.36	1%	4.27	3%	4.42	4.23	4%

Copper COS (Barrick’s share)[g,i] ($/lb)	2.68	2.56	5%	3.23	(17)%	2.72	3.16	(14)%

Copper C1 cash costs[b,g] ($/lb)	1.96	1.80	9%	2.49	(21)%	2.00	2.35	(15)%

Copper AISC[b,g] ($/lb)	3.14	2.90	8%	3.57	(12)%	3.03	3.62	(16)%
	As at 9/30/25	As at 6/30/25	% Change	As at 9/30/24	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,714	4,729	0%	4,725	0%

Cash and equivalents	5,037	4,802	5%	4,225	19%
Debt, net of cash	(323)	(73)	342%	500	(165)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of AISC.
d.

Total consolidated capital expenditures also includes capitalized interest of $16 million and $36 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $16 million; Q3 2024: $4 million; YTD 2024: $29 million).

e.	These amounts are presented on the same basis as our guidance.
f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2025	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

a.	On an attributable basis.
b.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). Refer to endnote 2 for further details.

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
d.	Capital expenditures also includes capitalized interest.
e.	Dividends declared are inclusive of performance dividends.

BARRICK THIRD QUARTER 2025	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Factors affecting net earnings and adjusted net earnings1 - Q3 2025 versus Q2 2025

The higher realized gold price1 combined with an increase in gold ounces sold were the primary drivers of our Q3 2025 results performance relative to Q2 2025. Unit costs were lower although this was partially offset by higher royalties as a result of the higher gold price. This result ensured that the majority of the benefit of the higher price was delivered to the bottom line.

Net earnings and adjusted net earnings1 attributable to equity holders of Barrick (“net earnings”) for Q3 2025 were $1,302 million and $982 million, respectively, compared to $811 million and $800 million, respectively in Q2 2025. The primary drivers of the increase were higher realized gold prices1, increased gold sales volumes, and lower gold COS/oz2.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $982 million for Q3 2025 was $182 million higher than Q2 2025. Q3 2025 realized gold prices1 were 5% higher when compared to Q2 2025. The increase in gold sales volumes was mainly as a result of the ongoing ramp up of Goldrush (part of Cortez) combined with higher grades processed at Pueblo Viejo and Kibali and higher throughput at Turquoise Ridge, partially offset by lower production at Veladero as a result of fewer recoverable ounces placed on the leach pad which is per the mine plan as previously guided. Lower gold COS/oz2 was mainly driven by higher fixed cost dilution driven by higher sales volume, combined with lower maintenance costs at Turquoise Ridge related to the planned autoclave shutdown in Q2 2025. This was partially offset by higher share based compensation and higher royalties associated with the higher realized gold price1.

Factors affecting net earnings and adjusted net earnings1 - Q3 2025 versus Q3 2024

Net earnings and adjusted net earnings1 for Q3 2025 were $1,302 million and $982 million, respectively, compared to $483 million and $529 million, respectively in Q3 2024. The primary drivers of the increase were higher realized gold prices1 and lower copper COS/lb2, partially offset by lower gold sales volumes and higher gold COS/oz2. Q3 2025 realized gold prices1 were 39% higher when compared to Q3 2024. Lower copper COS/lb2 resulted from higher grades processed at Lumwana. The decrease in gold sales volume was primarily as a result of the temporary suspension of operations at Loulo-Gounkoto, which was subsequently placed under a temporary provisional administration on June 16, 2025. This was partially offset by increased ounces from Cortez driven by the ongoing ramp up of Goldrush. The increase in gold COS/oz2 was mainly due to the impact of less fixed cost dilution driven by lower sales volumes, combined with higher share-based compensation and higher royalties (impact approximately $50/oz) associated with the higher realized gold price1.

Factors affecting net earnings and adjusted net earnings1 - YTD 2025 versus YTD 2024

Net earnings and adjusted net earnings1 for YTD 2025 were $2,587 million and $2,385 million, respectively, up from $1,148 million and $1,419 million in YTD 2024. The primary drivers of the increase were higher realized gold prices1 and lower copper COS/lb2, partially offset by lower gold sales volumes, and higher gold COS/oz2. YTD 2025 realized gold prices1 were 40% higher when compared to YTD 2024. The decrease in copper COS/lb2 was mainly due to higher grades processed and higher recovery rates at Lumwana. The lower gold sales volume was primarily driven by the temporary suspension of operations at Loulo-Gounkoto on January 14, 2025, which was subsequently placed under a temporary provisional administration on June 16, 2025. This was combined with lower production at Carlin as a result of a decrease in tonnes processed at lower grades, and lower recoveries at the autoclave. The increase in gold COS/oz2 compared to YTD 2024 was primarily due to the impact of lower throughput and to a lesser extent lower grades processed at a number of operations, combined with higher share-based compensation and higher royalties (impact approximately $45/oz) associated with the higher realized gold price1.

Significant adjusting items for both Q3 2025 and YTD 2025 include:

∎

acquisition/disposition gains of $250 million for Q3 2025 and losses of $39 million for YTD 2025. The gains in Q3 2025 mainly related to the $250 million revaluation of our 80% equity investment in Loulo- Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025 (resulting in a Q2 2025 net loss of $1,035 million) following the change of control after it was placed under a temporary provisional administration on June 16, 2025 (refer to page 8 for further details). For YTD 2025, the deconsolidation and recognition of our 80% equity investment in Loulo-Gounkoto resulted in a total net loss of $785 million. This loss in Q2 2025 and YTD 2025 was partially offset by a gain of $745 million on the sale of our 50% interest in the Donlin Gold project; and

∎

other expense adjustments of $47 million and $264 million, respectively, which mainly related to reduced operations costs at Loulo-Gounkoto prior to June 16, 2025. Q3 2025 also included severance costs and YTD 2025 was further impacted by the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc. (refer to note 17 of the Financial Statements for further details).

Refer to page 43 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - Q3 2025 versus Q2 2025

The cash flow outcomes for Q3 2025 reflect the strong earnings delivery and improved working capital position as discussed below. We also accelerated our share buy back program with $589 million for the quarter and have purchased $1 billion year-to-date, which was the previously authorized limit. Finally, we ended Q3 2025 in a net cash position for the second consecutive quarter. A performance dividend in relation to Q2 2025 was paid in the third quarter, further enhancing our returns to shareholders.

In Q3 2025, we generated $2,422 million in operating cash flow, compared to $1,329 million in Q2 2025. The increase of $1,093 million was primarily due to higher realized gold prices1, increased gold sales volumes,

 Numerical annotations throughout the text of this document refer to the endnotes found starting on page 59.

BARRICK THIRD QUARTER 2025	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

and lower gold TCC/oz1. Operating cash flow was further impacted by a favorable movement in working capital, mainly in accounts receivable, partially offset by an unfavorable movement in accounts payable and inventory. The decrease in accounts receivable mainly relates to our mines in Tanzania and Zambia where sales occurred at the end of Q2 2025 with the receipt of the cash early in Q3 2025. These results were also positively impacted by a decrease in cash taxes paid and lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters.

In Q3 2025, we recorded free cash flow1 of $1,479 million, compared to $395 million in Q2 2025, mainly reflecting higher operating cash flows as explained above, with capital expenditures largely in line with Q2 2025. In Q3 2025, capital expenditures on a cash basis were $943 million compared to $934 million in Q2 2025, as discussed on page 39.

Factors affecting Operating Cash Flow and Free Cash Flow1 - Q3 2025 versus Q3 2024

In Q3 2025, we generated $2,422 million in operating cash flow, compared to $1,180 million in Q3 2024. The increase of $1,242 million was primarily due to higher realized gold prices1, partially offset by lower gold sales volumes and higher gold TCC/oz1. This was combined with a favorable movement in working capital, mainly in accounts receivable. The decrease in accounts receivable mainly relates to our mines in Tanzania and Zambia where sales were delayed to the end of Q2 2025 with the receipt of the cash occurring early in Q3. These results were partially offset by higher cash taxes paid.

In Q3 2025, we generated free cash flow1 of $1,479 million compared to $444 million in Q3 2024. The increase primarily reflects higher operating cash flows as explained above, partially offset by higher capital expenditures. In Q3 2025, capital expenditures on a cash basis were $943 million compared to $736 million in Q3 2024, as discussed on page 40.

Factors affecting Operating Cash Flow and Free Cash Flow1 - YTD 2025 versus YTD 2024

For YTD 2025, we generated $4,963 million in operating cash flow, compared to $3,099 million in YTD 2024. The increase of $1,864 million was primarily due to higher realized gold prices1 and lower C1 cash costs/lb1, partially offset by lower gold sales volumes and higher TCC/oz1. This was combined with a favorable change in working capital mainly in other current liabilities and accounts receivable. These impacts were partially offset by higher cash taxes paid.

For YTD 2025, we generated free cash flow1 of $2,249 million compared to $816 million in YTD 2024. The increase of $1,433 million primarily reflects higher operating cash flows as explained above, partially offset by higher capital expenditures. In YTD 2025, capital expenditures on a cash basis were $2,714 million compared to $2,283 million in YTD 2024, as discussed on page 40.

Key Business Developments

Leadership transition

On September 29, 2025, Mark Hill was appointed as Group Chief Operating Officer and Interim President and Chief Executive Officer, following the departure of Mark Bristow.

Mark Hill, who was previously responsible for Barrick’s LATAM and Asia Pacific regions, is a seasoned mining executive with 30 years of experience. He joined Barrick in 2006 and has experience in strategy, corporate development and leading major projects across the world, and was also integral in the initial decision to undertake exploration at the Fourmile gold project in Nevada. The Search Committee of the Board of Directors, chaired by Brett Harvey, has embarked on a process with the support of a leading executive search firm to identify a permanent President and CEO.

Mark Bristow stepped down as President and CEO after nearly seven years having joined Barrick following Barrick’s merger with Randgold in 2019. Mark Bristow led the successful integration of the two companies, and during his tenure made significant investments in Barrick’s world-class assets to better position Barrick to maintain profitable gold and copper growth.

Fourmile

In September 2025, we presented an update on the 100% owned Fourmile project in Nevada, further establishing its status as one of the most important discoveries this century. Refer to page 31 for more information.

Hemlo sale

On September 11, 2025, Barrick announced that it reached an agreement to sell the Hemlo Gold Mine (“Hemlo”) in Canada to Carcetti Capital Corp., which is to be renamed to Hemlo Mining Corp. (“HMC”). The sale agreement provides for gross proceeds of up to $1.09 billion, consisting of $875 million of cash proceeds due on closing, HMC shares with an aggregate value of $50 million, and a production and tiered gold price-linked cash payment structure of up to $165 million starting in January 2027 for a five-year term. The transaction is expected to be completed within Q4 2025 subject to the satisfaction of customary closing conditions and obtaining required regulatory approvals.

Tongon sale

On October 6, 2025, Barrick announced that it reached an agreement to sell its interests in the Tongon gold mine (“Tongon”) and certain of its exploration properties in Côte d’lvoire to the Atlantic Group for total consideration of up to $305 million. The consideration is composed of cash consideration of $192 million, inclusive of a $23 million shareholder loan repayment within six months of closing, and contingent cash payments totalling up to $113 million payable based on the price of gold over 2.5 years and resource conversions over 5 years. The transaction is expected to be completed within Q4 2025 subject to the satisfaction of customary closing conditions.

BARRICK THIRD QUARTER 2025	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Loulo-Gounkoto Mining Conventions Dispute

The Company and the Government of Mali have been engaged in an ongoing dispute in connection with the existing mining conventions of Société des Mines de Loulo SA (“Somilo”) and Société des Mines de Gounkoto (“Gounkoto”) (together, the “Conventions”).

On December 18, 2024, after multiple good faith attempts to resolve the dispute, Somilo and Gounkoto submitted a request for arbitration to ICSID in accordance with the provisions of their respective Conventions. On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations.

On June 16, 2025, the Bamako Commercial Tribunal placed Loulo-Gounkoto under a temporary provisional administration. While Barrick retains its 80% legal ownership of the mine, operational control has been transferred to an external administrator. As a result of this loss of control event, the assets, liabilities and non-controlling interest of Loulo-Gounkoto were deconsolidated and derecognized and a retained investment was recognized at fair value.

For more information, refer to notes 17 and 18 of the Financial Statements.

Donlin Sale

On April 22, 2025, Barrick announced it had entered into an agreement to sell its 50% interest in the Donlin Gold project located in Alaska, USA to affiliates of Paulson Advisers LLC and NOVAGOLD Resources Inc. (“NOVAGOLD”) for total cash consideration of $1 billion. In addition, Barrick has granted NOVAGOLD an option to purchase the outstanding debt owed to Barrick (value of $164 million as at September 30, 2025 and presented in Other Assets) in connection with the Donlin Gold project for $90 million if purchased prior to closing (which was not exercised), or for $100 million if purchased within 18 months from closing, when the option expires. If that option is not exercised, the debt will remain outstanding, substantially in accordance with its existing terms which would largely defer repayment to the commencement of production.

The transaction closed on June 3, 2025 and we recognized a gain on sale of $745 million in Q2 2025. In addition, NOVAGOLD retains the option to purchase the outstanding debt for $100 million within 18 months from closing.

Alturas Sale

On August 8, 2025, Barrick announced that it has reached an agreement to sell the Alturas Project in Chile to a subsidiary of Boroo Pte Ltd (Singapore) (“Boroo”) for an up-front cash payment of $50 million. In addition, Barrick will be granted a 0.5% net smelter return royalty on gold and silver produced from the Project, which will terminate once 2 million ounces of gold and gold-equivalent have been produced. Boroo may repurchase the royalty within four years from closing for $10 million. The transaction closed on November 7, 2025.

Name and Ticker Change

At the Company’s Annual and Special Meeting of Shareholders on May 6, 2025, Barrick’s shareholders approved the change of the Company’s corporate name from Barrick Gold Corporation to Barrick Mining

Corporation, which was made effective on that date. In addition, as of May 9, 2025, Barrick’s ticker on the New York Stock Exchange changed to “B” from “GOLD”, better reflecting Barrick’s current business and our mission to achieve sustainable and profitable gold and copper growth. Barrick’s ticker on the TSX remains unchanged.

Board of Directors Changes

Also at the Company’s Annual and Special Meeting of Shareholders on May 6, 2025, two new independent directors were elected to the Board of Directors: Ben van Beurden and Pekka Vauramo. They replace Christopher Coleman and Andrew Quinn who have retired from the Board.

At the August 8, 2025 meeting, the Board of Directors appointed Ben van Beurden as Lead Director, succeeding Brett Harvey who continues to serve on the Board as an independent director. Mr. van Beurden, former CEO of Shell, brings nearly four decades of global leadership in the energy and natural resource sectors.

Increased Dividend

On November 7, 2025 the Board of Directors approved a 25% increase in the quarterly base dividend to $0.125 per share, effective for the Q3 2025 dividend that will be paid on December 15, 2025 to shareholders of record at the close of business on November 28, 2025.Refer to page 38 for further details of our dividend policy, including our performance dividend.

Share Buyback Program

At the February 11, 2025 meeting, the Board of Directors authorized a new share buyback program for the purchase of up to $1.0 billion of Barrick’s outstanding common shares over the next 12 months. Barrick repurchased $589 million of shares in Q3 2025, following repurchases of $268 million and $143 million of shares in Q2 2025 and Q1 2025, respectively, bringing the YTD 2025 to $1.0 billion purchased under this share buyback program. At the November 7, 2025 meeting, the Board of Directors authorized an increase in the share buyback program for the repurchase of up to an additional $500 million of the Company’s outstanding common shares before the program expires in February 2026.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, overall returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK THIRD QUARTER 2025	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Sustainability

Sustainability, including our license to operate, is entrenched in our DNA: our sustainability strategy is our business plan. Please refer to page 13 of our fourth quarter and full year 2024 MD&A for a full description of governance, strategy, risk management and targets. Key updates for 2025 are summarized below:

After nearly twelve months of fatality free operations throughout the group there were unfortunately three fatalities in the later part of the year.

A previously recorded LTI at Kibali in Q2 has unfortunately been reclassified as a fatality after an employee sadly succumbed to their injuries after nearly two months of treatment in hospital. During Q3, on September 29, an employee at the Goldrush Underground mine in NGM sustained fatal injuries while operating a loader in a stope. The investigation into this incident is ongoing. In October, we had a fatality at Bulyanhulu in Tanzania in the underground. The investigation is currently underway.

These tragic events have deepened our commitment to the Journey to Zero, reminding us of the critical importance of safety and the power of our shared responsibility. We reiterate our steadfast dedication to the health and safety of our employees and contractors, their families, and the communities in which we operate, encapsulating our safety vision of “Every person going home safe and healthy every day.”

The ongoing efforts of our “Journey to Zero” initiative continues to make progress. The group recorded a Q3 TRIFR3 of 0.76 and an LTIFR3 of 0.11.

During Q3, we undertook over 36,000 CCVs across the group. The tracking and reporting on leading indicators continues at all sites focused on the completion of CCVs before tasks and implementing corrective actions where identified. These serve as proactive measures, quantifying prevention efforts and anticipating incidents before they occur.

Barrick continues to roll out its climate risk assessments, the Barrick Biodiversity Residual Impact Assessment tool, and development of community based socio-economic metrics aligned to the UN SDGs across all sites, as published in our annual Sustainability Report for 2024, available on Barrick’s website and is not incorporated by reference into, and is not a part of, this MD&A. The report included the forecasting of Barrick’s GHG emissions in line with its expansion projects and increased production outlook towards the end of the decade, along with associated revised GHG targets.

During Q3 2025, the Group’s total Scope 1 and 2 (location-based) GHG emissions were 2,001 kt CO2-e. Absolute emissions are trending 3% higher than 2024, however emissions have increased on a relative basis compared to 2024 as 2024 emissions included the continued operation of Loulo-Gounkoto.

The TSF disclosures as per the Global Industry Standard on Tailings Management are available on Barrick’s website and are not incorporated by reference into, and are not a part of, this MD&A.

	For the three months ended

	9/30/2025[a]	6/30/2025	[a]	9/30/24

LTIFR[3]	0.11	0.05		0.00

TRIFR[3]	0.76	0.57		0.71

Community Development Spend ($ millions)	17	15		12

Class 1[4] Environmental Incidents	0	0		0

GHG Scope 1 and 2 emissions (kt CO2-e) (location based)	2,001	1,898		1,852

Water Recycling and Reuse Rate	81%	81%		84%

a.	Data presented is provisional data and is subject to change as a result of external assurance during annual reporting.

BARRICK THIRD QUARTER 2025	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Full Year 2025 Outlook

We continue to expect our 2025 gold production to be in the range of 3.15 to 3.50 million ounces albeit in the lower half. Furthermore, we continue to expect Q4 to be the highest quarter of the year. This is driven by the timing of shutdowns that occurred earlier in the year, the Goldrush ramp-up and mine sequencing across the NGM sites, the 35 day shutdown at Pueblo Viejo in Q1, and grade variability across the other mines. Offsetting this, the divestiture of both Hemlo and Tongon will impact the production outcome for the year with both transactions expected to close during Q4 2025.

Our 2025 gold cost guidance remains unchanged noting the ranges in the table to the right are based on a gold price assumption of $2,400/oz. Given the expectation is that the average gold price for the year is likely to be around $3,400/oz, applying our previously disclosed sensitivity would result in all our cost guidance ranges increasing by $50/oz, with the impact as follows: COS/oz2 of $1,510 to $1,610, TCC/oz1 of $1,100 to $1,180 and AISC/oz1 of $1,510 to $1,610. This cost sensitivity of $5/oz for every $100/oz change in the gold price is driven by the higher royalties that flow through from the higher gold price. Taking this impact into account, we are on track to achieve our 2025 gold cost guidance metrics adjusted for the gold price, albeit at the higher end of the gold price adjusted range.

We continue to expect 2025 copper production to be in the range of 200 to 230 thousand tonnes and close to the midpoint of the range. Copper production for Q4 is expected to be similar to the result for Q2 and Q3 whereas Q1 was the lowest quarter of the year mainly driven by grade at Lumwana as per the mine plan. We are on track to achieve our copper cost guidance metrics for 2025, which are based on a LME copper price assumption of $4.00/lb. With a cost sensitivity of $0.01/lb per $0.25/lb change in the copper price, we do not expect the impact of higher copper royalties to be as significant as the impact of higher gold royalties as discussed above.

Further detail on our 2025 company guidance is provided below and on the next page, inclusive of the key assumptions that were used as the basis for this guidance as released on February 11, 2025 and as qualified by the comments above.

Company Guidance	2025

($ millions, except per oz/lb data)	Estimate

Gold production (millions of ounces)	3.15 - 3.50

Gold cost metrics

COS - gold ($/oz)	1,460 - 1,560

TCC ($/oz)[a]	1,050 - 1,130

Depreciation ($/oz)	370 - 400

AISC ($/oz)[a]	1,460 - 1,560

Copper production (thousands of tonnes)	200 - 230

Copper cost metrics

COS - copper ($/lb)	2.50 - 2.80

C1 cash costs ($/lb)[a]	1.80 - 2.10

Depreciation ($/lb)	0.75 - 0.85

AISC ($/lb)[a]	2.80 - 3.10

Exploration and project expenses	330 - 370

Exploration and evaluation	220 - 240

Project expenses	110 - 130

General and administrative expenses	~160

Corporate administration	~120

Share-based compensation[b]	~40

Other expense	70 - 90

Finance costs, net	270 - 310

Attributable capital expenditures:

Attributable minesite sustaining[a]	1,400 - 1,650

Attributable project[a]	1,700 - 1,950

Total attributable capital expenditures	3,100 - 3,600

Effective income tax rate[c]	26% - 30%

Key assumptions (used for guidance)

Gold Price ($/oz)	2,400

Copper Price ($/lb)	4.00

Oil Price (WTI) ($/barrel)	80

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	1,000

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	900

EUR Exchange Rate (EUR:USD)	1.10

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
b.	Based on a one-month trailing average ending December 31, 2024 of US$16.39 per share.
c.	Based on key assumptions included in this table.

BARRICK THIRD QUARTER 2025	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Division Guidance

Our 2025 forecast gold and copper production, COSa, TCCb, AISCb, and C1 cash costsb ranges by operating division were originally released on February 12, 2025 as follows:

Operating Division	2025 forecast attributable production (koz)	2025 forecast COS[a] ($/oz)	2025 forecast TCC[b] ($/oz)	2025 forecast AISC[b] ($/oz)

Gold

Carlin (61.5%)	705 - 785	1,470 - 1,570	1,140 - 1,220	1,630 - 1,730

Cortez (61.5%)[c]	420 - 470	1,420 - 1,520	1,050 - 1,130	1,370 - 1,470

Turquoise Ridge (61.5%)	310 - 345	1,370 - 1,470	1,000 - 1,080	1,260 - 1,360

Phoenix (61.5%)	85 - 105	2,070 - 2,170	890 - 970	1,240 - 1,340

Nevada Gold Mines (61.5%)	1,540 - 1,700	1,470 - 1,570	1,070 - 1,150	1,460 - 1,560

Hemlo	140 - 160	1,500 - 1,600	1,200 - 1,280	1,600 - 1,700

Pueblo Viejo (60%)	370 - 410	1,540 - 1,640	910 - 990	1,280 - 1,380

Veladero (50%)	190 - 220	1,390 - 1,490	890 - 970	1,570 - 1,670

Porgera (24.5%)	70 - 95	1,510 - 1,610	1,210 - 1,290	1,770 - 1,870

Loulo-Gounkoto (80%)[d]	—	—	—	—

Kibali (45%)	310 - 340	1,280 - 1,380	940 - 1,020	1,130 - 1,230

North Mara (84%)	230 - 260	1,370 - 1,470	1,020 - 1,100	1,400 - 1,500

Bulyanhulu (84%)	150 - 180	1,470 - 1,570	1,010 - 1,090	1,540 - 1,640

Tongon (89.7%)	110 - 140	1,790 - 1,890	1,570 - 1,650	1,660 - 1,760

Total Attributable to Barrick[e,f,g]	3,150 - 3,500	1,460 - 1,560	1,050 - 1,130	1,460 - 1,560

	2025 forecast attributable production (kt)	2025 forecast COS[a] ($/lb)	2025 forecast C1 cash costsb ($/lb)	2025 forecast AISC[b] ($/lb)

Copper

Lumwana	125 - 155	2.30 - 2.60	1.60 - 1.90	2.80 - 3.10

Zaldívar (50%)	40 - 45	3.60 - 3.90	2.70 - 3.00	3.50 - 3.80

Jabal Sayid (50%)	25 - 35	2.00 - 2.30	1.60 - 1.90	1.80 - 2.10

Total Copper[g]	200 - 230	2.50 - 2.80	1.80 - 2.10	2.80 - 3.10

a.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
c.	Includes Goldrush.
d.

As a result of the temporary suspension of operations at Loulo-Gounkoto in January, Loulo-Gounkoto was excluded from our 2025 production guidance at the time it was issued in February (refer to page 8 for more information).

e.	TCC/oz and AISC/oz include costs allocated to non-operating sites.
f.	Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total.
g.	Includes corporate administration costs.

BARRICK THIRD QUARTER 2025	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Performance

Our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). Starting with the Q2 2025 MD&A, the discussion on Loulo-Gounkoto is presented in the “Other Mines - Gold” section as no operating or per ounce data is provided as a result of the temporary suspension of operations starting January 14, 2025, and subsequent loss of control on June 16, 2025.

The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Nevada Gold Mines (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Total tonnes mined (000s)	34,963	37,304	(6)%	38,111	(8)%	109,228	119,603	(9)%

Open pit ore	5,080	3,988	27%	5,002	2%	13,042	15,113	(14)%

Open pit waste	28,239	31,724	(11)%	31,639	(11)%	91,497	100,078	(9)%

Underground	1,644	1,592	3%	1,470	12%	4,689	4,412	6%

Average grade (grams/tonne)

Open pit mined	0.96	0.96	0%	1.17	(18)%	0.97	1.01	(4)%

Underground mined	8.46	8.16	4%	8.46	0%	8.10	8.45	(4)%

Processed	2.75	2.97	(7)%	2.91	(5)%	2.74	2.67	3%

Ore tonnes processed (000s)	6,247	5,941	5%	5,125	22%	18,331	18,350	0%

Oxide mill	1,906	1,847	3%	1,970	(3)%	5,633	6,260	(10)%

Roaster	1,329	1,362	(2)%	1,191	12%	3,817	3,886	(2)%

Autoclave	1,126	929	21%	945	19%	3,153	3,179	(1)%

Heap leach	1,886	1,803	5%	1,019	85%	5,728	5,025	14%

Recovery rate	83%	82%	1%	83%	0%	82%	83%	(1)%

Oxide Mill	82%	79%	4%	78%	5%	79%	78%	1%

Roaster	86%	86%	0%	86%	0%	86%	86%	0%

Autoclave	78%	77%	1%	82%	(5)%	79%	81%	(2)%

Gold produced (000s oz)	402	381	6%	385	4%	1,125	1,206	(7)%

Oxide mill	71	77	(8)%	75	(5)%	220	232	(5)%

Roaster	222	212	5%	198	12%	606	622	(3)%

Autoclave	100	82	22%	91	10%	268	270	(1)%

Heap leach	9	10	(10)%	21	(57)%	31	82	(62)%

Gold sold (000s oz)	406	376	8%	387	5%	1,127	1,211	(7)%

Revenue ($ millions)	1,467	1,272	15%	1,008	46%	3,769	2,892	30%

Cost of sales ($ millions)	633	637	(1)%	612	3%	1,840	1,816	1%

Income ($ millions)	828	624	33%	383	116%	1,905	1,042	83%

EBITDA ($ millions)[b,c]	962	742	30%	500	92%	2,270	1,412	61%

EBITDA margin[d]	66%	58%	14%	50%	32%	60%	49%	22%

Capital expenditures ($ millions)[e]	168	201	(16)%	193	(13)%	626	647	(3)%

Minesite sustaining[b]	107	151	(29)%	154	(31)%	467	537	(13)%

Project[b]	60	48	25%	38	58%	156	106	47%

COS ($/oz)	1,557	1,685	(8)%	1,553	0%	1,626	1,481	10%

TCC ($/oz)[b]	1,156	1,319	(12)%	1,205	(4)%	1,245	1,128	10%

AISC ($/oz)[b]	1,448	1,749	(17)%	1,633	(11)%	1,687	1,600	5%

a.

Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge and Phoenix.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
c.

EBITDA represents income less depreciation. Depreciation expense is $134 million and $365 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $118 million, Q3 2024: $117 million, YTD 2024: $370 million).

d.	Represents EBITDA divided by revenue.
e.	Includes capitalized interest.

NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix and non-mine site related activity. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to pages 14 to 19 and 28 for a detailed discussion of each minesite’s results.

BARRICK THIRD QUARTER 2025	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Carlin (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Total tonnes mined (000s)	14,692	16,042	(8)%	14,469	2%	47,444	45,779	4%

Open pit ore	1,062	378	181%	1,013	5%	1,568	2,230	(30)%

Open pit waste	12,760	14,814	(14)%	12,613	1%	43,360	41,006	6%

Underground	870	850	2%	843	3%	2,516	2,543	(1)%

Average grade (grams/tonne)

Open pit mined	2.21	1.38	60%	1.65	34%	1.93	1.73	12%

Underground mined	7.29	7.28	0%	7.63	(4)%	7.28	7.69	(5)%

Processed	4.41	4.50	(2)%	4.47	(1)%	4.30	4.21	2%

Ore tonnes processed (000s)	1,430	1,432	0%	1,505	(5)%	4,239	5,113	(17)%

Roasters	926	1,049	(12)%	994	(7)%	2,835	3,345	(15)%

Autoclave	504	305	65%	511	(1)%	1,308	1,768	(26)%

Heap leach	0	78	(100)%	0	0%	96	0	100%

Recovery rate	80%	81%	(1)%	84%	(5)%	81%	83%	(2)%

Roasters	85%	85%	0%	86%	(1)%	84%	84%	0%

Autoclave	54%	43%	26%	72%	(25)%	55%	71%	(23)%

Gold produced (000s oz)	165	170	(3)%	182	(9)%	480	589	(19)%

Roasters	149	157	(5)%	160	(7)%	431	502	(14)%

Autoclave	13	10	30%	18	(28)%	39	71	(45)%

Heap leach	3	3	0%	4	(25)%	10	16	(38)%

Gold sold (000s oz)	170	166	2%	183	(7)%	478	592	(19)%

Revenue ($ millions)	602	552	9%	466	29%	1,571	1,378	14%

Cost of sales ($ millions)	254	264	(4)%	277	(8)%	764	848	(10)%

Income ($ millions)	345	285	21%	186	85%	798	520	53%

EBITDA ($ millions)[a,b]	394	327	20%	229	72%	927	663	40%

EBITDA margin[c]	65%	59%	10%	49%	33%	59%	48%	23%

Capital expenditures ($ millions)[d]	90	98	(8)%	104	(13)%	362	359	1%

Minesite sustaining[a]	71	78	(9)%	91	(22)%	305	334	(9)%

Project[a]	18	18	0%	13	38%	54	25	116%

COS ($/oz)	1,493	1,589	(6)%	1,478	1%	1,594	1,410	13%

TCC ($/oz)[a]	1,201	1,330	(10)%	1,249	(4)%	1,323	1,171	13%

AISC ($/oz)[a]	1,643	1,826	(10)%	1,771	(7)%	1,982	1,753	13%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
b.

EBITDA represents income less depreciation. Depreciation expense is $49 million and $129 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $42 million, Q3 2024: $43 million, YTD 2024: $143 million).

c.	Represents EBITDA divided by revenue.
d.	Includes capitalized interest.

Safety and Environment

For the three months ended

	9/30/25	6/30/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	2.11	0.80

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2025 compared to Q2 2025

Underground mining across the Carlin operations continued its progressive improvement journey delivering higher tonnes versus Q2 2025 and open pit mining continued to track well on both costs and tonnes. On the processing side, the Goldstrike roaster experienced a failure of one of the gas emissions circuits resulting in the loss of seven days of production at the end of the quarter. This circuit has now been rectified. In addition, there was unplanned downtime at the Gold Quarry roaster earlier in Q3 2025 due to excessive scaling. We now expect that Carlin’s production will be just below the low end of the guidance range for 2025.

Gold production in Q3 2025 was 3% lower compared to Q2 2025 primarily due to the unplanned downtime at the Goldstrike roaster referred to above. This was partially offset by higher autoclave throughput which was driven by higher ore tonnes processed from the open pit operations and higher Gold Quarry Roaster production following the shut down in Q2 2025. Recovery at the autoclave also saw a marked improvement in Q3 2025 due to transitioning back to an acid feed.

COS/oz2 and TCC/oz1 in Q3 2025 were 6% and 10% lower, respectively, than Q2 2025, which mainly reflected higher fixed cost dilution driven by the higher sales volumes combined with improved contained ounces mined

BARRICK THIRD QUARTER 2025	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

for the quarter. In Q3 2025, AISC/oz1 was 10% lower than Q2 2025, driven by lower TCC/oz1, combined with lower minesite sustaining capital expenditures1.

Capital expenditures decreased by 8% compared to Q2 2025 mainly due to lower minesite sustaining capital expenditures1 from lower open pit waste stripping.

Q3 2025 compared to Q3 2024

Gold production for Q3 2025 was 9% lower than Q3 2024, primarily due to lower tonnes processed at the roasters (as explained above), combined with lower grades processed resulting from lower grades mined from the underground operations. Production was also lower at the autoclave due to lower recoveries owing to a lower acid blend compared to the prior year quarter.

COS/oz2 for Q3 2025 was in line with Q3 2024, as higher depreciation expense was offset by lower TCC/oz1. TCC/oz1 was 4% lower, primarily due to lower open pit mining costs resulting from the operation of the new Komatsu-930 truck fleet which delivered higher availability and lower fleet maintenance costs, partially offset by lower fixed cost dilution driven by the lower sales volumes. For Q3 2025, AISC/oz1 was 7% lower than Q3 2024 owing to lower TCC/oz1 combined with lower minesite sustaining capital expenditures1.

Capital expenditures were 13% lower than Q3 2024, mainly due to lower minesite sustaining capital expenditures1 driven by purchases of the Komatsu-930 truck fleet occurring in Q3 2024, partially offset by higher open pit waste stripping in Q3 2025. Project capital expenditures1 increased due to the advancement and continuation of the Ren project.

YTD 2025 compared to YTD 2024

Gold production for YTD 2025 was 19% lower than YTD 2024, mainly due to a decrease in tonnes processed at the autoclave driven by proactive maintenance and less Carlin material processed at the autoclave as Cortez refractory ore was processed instead to the overall benefit of NGM. This was combined with lower recoveries at the autoclave owing to a lower acid blend compared to the prior year period. This was further impacted by a higher proportion of higher grade Cortez refractory ore processed at the Carlin roasters compared to YTD 2024 which displaced lower-grade Carlin feed (noting that overall production for NGM was maximized as a result of these ore movements between the two sites).

COS/oz2 and TCC/oz1 for YTD 2025 were both 13% higher than YTD 2024, primarily due to lower tonnes processed and lower recoveries at the autoclave, and lower fixed cost dilution as a result. This was partially offset by lower open pit mining costs resulting from the operation of the new Komatsu-930 truck fleet which has delivered higher availability and lower fleet maintenance costs. For YTD 2025, AISC/oz1 was 13% higher than YTD 2024, mainly due to higher TCC/oz1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures were in line with YTD 2024 driven by lower minesite sustaining capital expenditures1 primarily due to the purchase of the Komatsu-930 truck fleet occurring in YTD 2024 and lower open pit waste stripping, offset by higher project capital expenditures1 relating to the continuation of the Ren project.

BARRICK THIRD QUARTER 2025	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cortez (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Total tonnes mined (000s)	13,699	14,639	(6)%	17,292	(21)%	42,735	53,521	(20)%

Open pit ore	1,777	1,092	63%	1,421	25%	4,260	4,497	(5)%

Open pit waste	11,372	13,019	(13)%	15,445	(26)%	36,941	47,755	(23)%

Underground	550	528	4%	426	29%	1,534	1,269	21%

Average grade (grams/tonne)

Open pit mined	1.16	0.99	17%	1.60	(28)%	1.11	1.06	5%

Underground mined	8.06	7.88	2%	7.13	13%	7.51	8.11	(7)%

Processed	2.26	2.69	(16)%	2.25	0%	2.26	2.03	11%

Ore tonnes processed (000s)	2,028	1,553	31%	1,542	32%	5,363	5,320	1%

Oxide mill	538	455	18%	567	(5)%	1,519	1,837	(17)%

Roasters	403	313	29%	197	105%	982	541	82%

Autoclave	44	128	(66)%	n/a	100%	185	n/a	100%

Heap leach	1,043	657	59%	778	34%	2,677	2,942	(9)%

Recovery rate	83%	82%	1%	82%	1%	83%	83%	0%

Oxide Mill	79%	82%	(4)%	79%	0%	81%	79%	3%

Roasters	88%	89%	(1)%	87%	1%	88%	88%	0%

Autoclave	45%	46%	(2)%	n/a	n/a	46%	n/a	n/a

Gold produced (000s oz)	124	108	15%	98	27%	324	319	2%

Oxide Mill	40	45	(11)%	44	(9)%	122	138	(12)%

Roasters	73	55	33%	37	97%	174	117	49%

Autoclave	5	1	400%	n/a	100%	7	n/a	100%

Heap leach	6	7	(14)%	17	(65)%	21	64	(67)%

Gold sold (000s oz)	123	107	15%	99	24%	326	321	2%

Revenue ($ millions)	438	356	23%	252	74%	1,075	743	45%

Cost of sales ($ millions)	198	181	9%	152	30%	527	450	17%

Income ($ millions)	238	173	38%	98	143%	542	286	90%

EBITDA ($ millions)[a,b]	283	211	34%	132	114%	660	401	65%

EBITDA margin[c]	65%	59%	10%	52%	25%	61%	54%	13%

Capital expenditures ($ millions)	56	75	(25)%	59	(5)%	191	185	3%

Minesite sustaining[a]	15	45	(67)%	35	(57)%	92	119	(23)%

Project[a]	41	30	37%	24	71%	99	66	50%

COS ($/oz)	1,612	1,687	(4)%	1,526	6%	1,616	1,401	15%

TCC ($/oz)[a]	1,242	1,326	(6)%	1,180	5%	1,249	1,039	20%

AISC ($/oz)[a]	1,407	1,774	(21)%	1,570	(10)%	1,566	1,445	8%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
b.

EBITDA represents income less depreciation. Depreciation expense is $45 million and $118 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $38 million, Q3 2024: $34 million, YTD 2024: $115 million).

c.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	9/30/25	6/30/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	5.29	0.88

Class 1[4] environmental incidents	0	0

On September 29, 2025, a fatal tragedy at the Goldrush underground mine resulted in the loss of an employee. Please refer to page 9 for further details on our safety initiatives.

Financial Results

Q3 2025 compared to Q2 2025

Underground delivery at Cortez continued its steady increase in Q3 as the Goldrush ramp-up further progressed. We continue to expect a strong Q4 from Cortez driven by the ongoing ramp-up of the Goldrush underground and high-grade ore from Cortez Pits Phase 1 before mining ends in Q4. Cortez is now expecting to end the year in the top half of the production guidance range for 2025.

Gold production in Q3 2025 was 15% higher than Q2 2025, primarily driven by an increase in underground ore processed at the Carlin roasters and at the oxide mill combined with higher underground grades mined. This was also combined with a 63% increase in open pit ore and a

BARRICK THIRD QUARTER 2025	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

17% increase in open pit grade mined, consistent with the planned mining sequence.

COS/oz2 and TCC/oz1 in Q3 2025 were 4% and 6% lower, respectively, than Q2 2025, primarily reflecting higher fixed cost dilution driven by higher sales volume, partially offset by less capitalized stripping at Crossroads phase 6. In Q3 2025, AISC/oz1 was 21% lower than Q2 2025, driven by lower TCC/oz1, combined with lower minesite sustaining capital expenditures1.

Capital expenditures in Q3 2025 were 25% lower than Q2 2025 due to lower minesite sustaining capital expenditures1 primarily related to the end of waste stripping at Crossroads Phase 6 and timing of equipment deliveries. This was partially offset by project capital expenditures1 that increased by 37% in Q3 2025 with the start of the autonomous haul truck project and ongoing ramp-up at Goldrush.

Q3 2025 compared to Q3 2024

Gold production for Q3 2025 was 27% higher than Q3 2024, primarily driven by increased underground ore shipped and processed at the Carlin roasters, combined with higher underground grades mined, driven in large part by the ramp-up at Goldrush. This was combined with a 25% increase in open pit ore mined, consistent with the planned mining sequence.

COS/oz2 and TCC/oz1 for Q3 2025 were 6% and 5% higher, respectively, than Q3 2024, reflecting an increased proportion of higher cost refractory ounces processed at the Carlin roasters and autoclave. For Q3 2025, AISC/oz1 was 10% lower than Q3 2024 as higher TCC/oz1 were more than offset by lower minesite sustaining capital expenditures1.

Capital expenditures in Q3 2025 were 5% lower than Q3 2024, largely due to lower sustaining capital expenditures1 due to the end of waste stripping at Crossroads Phase 6, partially offset by higher project capital expenditures1 with the start of the autonomous haul truck project and ongoing ramp-up at Goldrush.

YTD 2025 compared to YTD 2024

Gold production for YTD 2025 was 2% higher than YTD 2024 resulting from an increase in refractory ore shipped and processed at the Carlin roasters and autoclave, partially offset by lower underground grades mined in line with the mine sequence. This resulted in lower grade oxide ore processed at the oxide mill and a decrease in tonnes placed on the leach pad.

COS/oz2 and TCC/oz1 for YTD 2025 were 15% and 20% higher, respectively, than YTD 2024, reflecting an increased proportion of higher-cost refractory ounces processed at Carlin in the sales mix. For YTD 2025, AISC/oz1 increased by 8% compared to YTD 2024, due to higher TCC/oz1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for YTD 2025 were 3% higher than YTD 2024, due to an increase in project capital expenditures1 driven by the ongoing ramp-up at Goldrush and start of the autonomous haul truck project, partially offset by lower minesite sustaining capital expenditures1 due to lower waste stripping in Crossroads Phase 6.

BARRICK THIRD QUARTER 2025	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Total tonnes mined (000s)	430	221	95%	758	(43)%	852	2,057	(59)%

Open pit ore	54	0	100%	82	(34)%	54	82	(34)%

Open pit waste	152	7	2,071%	475	(68)%	159	1,375	(88)%

Underground	224	214	5%	201	11%	639	600	7%

Average grade (grams/tonne)

Open pit mined	1.51	n/a	n/a	1.36	11%	1.51	1.36	11%

Underground mined	13.02	11.93	9%	13.89	(6)%	11.91	11.96	0%

Processed	4.61	4.74	(3)%	5.69	(19)%	4.46	4.71	(5)%

Ore tonnes processed (000s)	650	570	14%	503	29%	1,875	1,617	16%

Oxide Mill	72	74	(3)%	69	4%	215	206	4%

Autoclave	578	496	17%	434	33%	1,660	1,411	18%

Recovery rate	87%	89%	(2)%	84%	4%	87%	85%	2%

Oxide Mill	86%	85%	1%	82%	5%	85%	84%	1%

Autoclave	87%	89%	(2)%	84%	4%	87%	85%	2%

Gold produced (000s oz)	86	76	13%	76	13%	236	210	12%

Oxide Mill	4	5	(20)%	3	33%	14	9	56%

Autoclave	82	71	15%	73	12%	222	199	12%

Heap leach	0	0	0%	0	0%	0	2	(100)%

Gold sold (000s oz)	85	75	13%	77	10%	238	209	14%

Revenue ($ millions)	301	252	19%	192	57%	777	487	60%

Cost of sales ($ millions)	123	133	(8)%	129	(5)%	381	349	9%

Income ($ millions)	180	122	48%	61	195%	401	134	199%

EBITDA ($ millions)[a,b]	209	149	40%	90	132%	486	211	130%

EBITDA margin[c]	69%	59%	17%	47%	47%	63%	43%	47%

Capital expenditures ($ millions)	14	16	(13)%	16	(13)%	44	51	(14)%

Minesite sustaining[a]	13	16	(19)%	16	(19)%	42	50	(16)%

Project[a]	1	0	100%	0	100%	2	1	100%

COS ($/oz)	1,452	1,761	(18)%	1,674	(13)%	1,600	1,668	(4)%

TCC ($/oz)[a]	1,099	1,394	(21)%	1,295	(15)%	1,234	1,294	(5)%

AISC ($/oz)[a]	1,244	1,621	(23)%	1,516	(18)%	1,417	1,554	(9)%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
b.

EBITDA represents income less depreciation. Depreciation expense is $29 million and $85 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $27 million, Q3 2024: $29 million, YTD 2024: $77 million).

c.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	9/30/25	6/30/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.00	0.00

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2025 compared to Q2 2025

Turquoise Ridge underground continued to deliver on the ore tonnes mined and higher grades as the mining moved into the high-grade zone in the quarter. The focus remains on the ramp up of the underground along with continuing to build on the reliability improvements to the Sage autoclave. We continue to expect that Turquoise Ridge will end the year comfortably within the 2025 production guidance, driven by the combination of the higher ore tonnes and grades mined from the underground.

Gold production in Q3 2025 was 13% higher than Q2 2025, mainly due to higher throughput at the Sage autoclave as a result of the planned shutdown that occurred early in Q2 2025.

COS/oz2 and TCC/oz1 in Q3 2025 were 18% and 21% lower, respectively, than Q2 2025, primarily due to higher maintenance costs in Q2 2025 related to the planned autoclave shutdown. AISC/oz1 was 23% lower than Q2 2025, primarily reflecting lower TCC/oz1, combined with decreased minesite sustaining capital expenditures1 due to lower process improvement and tailings dam capital.

Q3 2025 compared to Q3 2024

Gold production for Q3 2025 was 13% higher than Q3 2024, primarily driven by higher ore tonnes mined from the Turquoise Ridge underground operations. The increase also reflects higher tonnes processed at the Sage autoclave, which had a planned shutdown during Q3 2024.

COS/oz2 and TCC/oz1 for Q3 2025 were 13% and 15% lower, respectively, than Q3 2024, primarily owing to

BARRICK THIRD QUARTER 2025	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

higher sales volume and lower processing costs driven by the Q3 2024 shutdown. AISC/oz1 was 18% lower than Q3 2024, reflecting lower TCC/oz1, combined with lower minesite sustaining capital expenditures1 due to lower process improvement and mobile equipment capital.

YTD 2025 compared to YTD 2024

Gold production for YTD 2025 was 12% higher compared to YTD 2024, primarily due to higher ore tonnes mined from Turquoise Ridge underground as the first half of 2024 was primarily focused on backfill and development. Tonnes processed were 16% higher in YTD 2025 compared to YTD 2024 as we are starting to realize the benefits of the investments made in the Sage autoclave during 2024.

COS/oz2 and TCC/oz1 for YTD 2025 were 4% and 5% lower, respectively, compared to YTD 2024 driven by increased underground ore mined combined with higher tonnes processed at the Sage autoclave. AISC/oz1 decreased by 9% compared to YTD 2024, due to both lower minesite sustaining capital expenditures1 and decreased TCC/oz1.

Capital expenditures for YTD 2025 were 14% lower than YTD 2024 driven by lower mine site sustaining capital expenditures due to lower process improvement, mobile equipment, and underground development capital.

BARRICK THIRD QUARTER 2025	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Pueblo Viejo (60%)a, Dominican Republic

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Open pit tonnes mined (000s)	6,303	3,876	63%	3,021	109%	11,561	9,466	22%

Open pit ore	1,682	673	150%	2,029	(17)%	2,444	4,751	(49)%

Open pit waste	4,621	3,203	44%	992	366%	9,117	4,715	93%

Average grade (grams/tonne)

Open pit mined	2.12	2.22	(5)%	2.21	(4)%	2.15	2.17	(1)%

Processed	2.59	2.34	11%	2.58	0%	2.39	2.51	(5)%

Autoclave ore tonnes processed (000s)	1,717	1,611	7%	1,605	7%	4,622	4,353	6%

Recovery rate	77%	77%	0%	78%	(1)%	78%	79%	(1)%

Gold produced (000s oz)	107	95	13%	98	9%	276	259	7%

Gold sold (000s oz)	108	93	16%	96	13%	277	257	8%

Revenue ($ millions)	378	306	24%	241	57%	912	600	52%

Cost of sales ($ millions)	157	160	(2)%	140	12%	458	395	16%

Income ($ millions)	216	142	52%	98	120%	442	196	126%

EBITDA ($ millions)[b,c]	263	188	40%	144	83%	579	318	82%

EBITDA margin[d]	70%	61%	15%	60%	17%	63%	53%	19%

Capital expenditures ($ millions)[e]	47	56	(16)%	38	24%	149	155	(4)%

Minesite sustaining[b]	27	37	(27)%	24	13%	100	81	23%

Project[b]	18	16	13%	12	50%	42	52	(19)%

COS ($/oz)	1,451	1,715	(15)%	1,470	(1)%	1,653	1,538	7%

TCC ($/oz)[b]	929	1,147	(19)%	957	(3)%	1,074	995	8%

AISC ($/oz)[b]	1,198	1,552	(23)%	1,221	(2)%	1,446	1,322	9%

a.

Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
c.

EBITDA represents income less depreciation. Depreciation expense is $47 million and $137 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $46 million, Q3 2024: $46 million, YTD 2024: $122 million).

d.	Represents EBITDA divided by revenue.
e.	Includes capitalized interest.

Safety and Environment

For the three months ended

	9/30/25	6/30/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.44	0.22

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2025 compared to Q2 2025

Q3 marked record quarterly throughput with continued benefits from targeted plant improvement initiatives, supporting a 7% increase in throughput compared to the previous quarter. Strong throughput is expected to continue in Q4, supported by further improvements in performance and reliability and the site remains on track to meet full-year guidance.

Gold production in Q3 2025 was 13% higher than Q2 2025, primarily due to higher grade and higher throughput as detailed above.

COS/oz2 and TCC/oz1 for Q3 2025 were 15% and 19% lower respectively, compared to Q2 2025, primarily reflecting higher production. For Q3 2025, AISC/oz1 was 23% lower than Q2 2025, driven by lower TCC/oz1 and lower minesite sustaining capital expenditures1.

Capital expenditures for Q3 2025 decreased by 16% compared to Q2 2025, mainly due to lower sustaining capital expenditures1 relating to the construction of the Llagal TSF.

Q3 2025 compared to Q3 2024

Gold production for Q3 2025 was 9% higher than Q3 2024, driven by higher tonnes processed following the successfully executed throughput improvement initiatives.

COS/oz2 and TCC/oz1 for Q3 2025 were 1% and 3% lower, respectively, compared to Q3 2024, primarily reflecting higher production, with TCC/oz1 was also aided by higher silver by-product credits. For Q3 2025, AISC/oz1 was 2% lower than Q3 2024, driven by lower TCC/oz1, partially offset by higher minesite sustaining capital expenditures1.

Capital expenditures for Q3 2025 increased by 24% compared to Q3 2024, primarily due to increased project capital expenditures1 related to the Naranjo TSF and higher minesite sustaining capital expenditures1 due to increased activities at the Llagal TSF and the execution of process optimization projects.

YTD 2025 compared to YTD 2024

Gold production for YTD 2025 was 7% higher than YTD 2024, driven by higher throughput resulting from the plant expansion, partially offset by a lower average grade processed driven by the mine and stockpile feed sequence.

COS/oz2 and TCC/oz1 for YTD 2025 were 7% and 8% higher, respectively, than YTD 2024, primarily due to

BARRICK THIRD QUARTER 2025	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

higher royalties resulting from the higher realized gold price1 and increased processing costs. For YTD 2025, AISC/oz1 increased by 9% compared to YTD 2024, primarily reflecting higher TCC/oz1, and higher minesite sustaining capital expenditures1.

Capital expenditures for YTD 2025 decreased by 4% compared to YTD 2024, primarily due to lower project capital expenditures1, partially offset by higher sustaining capital expenditures1 from the execution of process plant optimization projects.

BARRICK THIRD QUARTER 2025	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Kibali (45%)a, Democratic Republic of Congo

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Total tonnes mined (000s)	6,089	5,421	12%	4,615	32%	16,756	14,577	15%

Open pit ore	959	624	54%	412	133%	1,975	1,414	40%

Open pit waste	4,723	4,393	8%	3,763	26%	13,588	11,798	15%

Underground	407	404	1%	440	(8)%	1,193	1,365	(13)%

Average grade (grams/tonne)

Open pit mined	1.49	1.45	3%	1.58	(6)%	1.48	1.42	4%

Underground mined	4.96	5.36	(7)%	4.92	1%	5.11	5.20	(2)%

Processed	3.15	2.73	15%	2.58	22%	2.75	2.79	(1)%

Ore tonnes processed (000s)	935	946	(1)%	965	(3)%	2,812	2,856	(2)%

Recovery rate	90%	90%	0%	89%	1%	90%	89%	1%

Gold produced (000s oz)	86	75	15%	71	21%	224	229	(2)%

Gold sold (000s oz)	84	69	22%	77	9%	220	230	(4)%

Revenue ($ millions)	294	226	30%	193	52%	712	534	33%

Cost of sales ($ millions)	124	108	15%	111	12%	345	304	13%

Income ($ millions)	161	89	81%	73	121%	322	221	46%

EBITDA ($ millions)[b,c]	199	121	64%	108	84%	424	320	33%

EBITDA margin[d]	68%	54%	26%	56%	21%	60%	60%	0%

Capital expenditures ($ millions)	39	30	30%	26	50%	101	84	20%

Minesite sustaining[b]	19	10	90%	12	58%	41	43	(5)%

Project[b]	20	20	0%	14	43%	60	41	46%

COS ($/oz)	1,482	1,565	(5)%	1,441	3%	1,572	1,320	19%

TCC ($/oz)[b]	1,019	1,094	(7)%	978	4%	1,101	884	25%

AISC ($/oz)[b]	1,286	1,273	1%	1,172	10%	1,325	1,103	20%

a.

Barrick owns 45% of Kibali Goldmines SA with the Government of DRC and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively “Kibali”), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
c.

EBITDA represents income less depreciation. Depreciation expense is $38 million and $102 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $32 million, Q3 2024: $35 million, YTD 2024: $99 million).

d.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	9/30/25	6/30/25

LTI	2	2

LTIFR[3]	0.37	0.39

TRIFR[3]	0.75	1.77

Class 1[4] environmental incidents	0	0

A previously recorded LTI in Q2 2025 has unfortunately been reclassified as a fatality after an employee sadly succumbed to their injuries after nearly two months of treatment in hospital. Please refer to page 9 for further details on our safety initiatives.

Financial Results

Q3 2025 compared to Q2 2025

Kibali had an improved quarter compared to Q2 2025 following a successful ramp-up on open pit mining providing flexibility to the underground where we have seen an improvement on the Q2 2025 performance. We continue to focus on improving equipment utilization and commissioning additional underground trucking capacity as we expect to deliver more underground ounces in Q4 2025 as compared to Q3 2025. As a result and as previously guided, we continue to expect production to be higher in Q4 2025 from both the underground and open pit. Our expectation continues to be that Kibali will end the year within the 2025 production guidance.

Gold production in Q3 2025 was 15% higher than Q2 2025, mainly due to higher grades processed resulting from more ore tonnes mined from the open pit driving the higher feed grade blend.

COS/oz2 and TCC/oz1 for Q3 2025 were 5% and 7% lower, respectively, mainly due to a higher average grade processed and increased volume from the open pits reducing the unit rates, partially offset by higher royalties driven by a higher realized gold price1. For Q3 2025, AISC/ oz1 was in line with Q2 2025, as lower TCC/oz1 was offset by higher minesite sustaining capital expenditures1 resulting from down-payments to secure 2026 underground equipment.

Q3 2025 compared to Q3 2024

Gold production for Q3 2025 was 21% higher than Q3 2024, mainly due to the ramp-up in the open pits delivering 133% more ore tonnes, providing flexibility and a higher

BARRICK THIRD QUARTER 2025	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

grade processed underpinned by a steady performance from the underground.

COS/oz2 and TCC/oz1 for Q3 2025 were 3% and 4% higher, respectively, compared to Q3 2024 mainly resulting from lower ore delivery from the underground driving up the unit costs coupled with higher royalties resulting from a higher realized gold price1. For Q3 2025, AISC/oz1 was 10% higher than Q3 2024, driven by higher TCC/oz1 and higher minesite sustaining capital expenditures1.

Capital expenditures for Q3 2025 were 50% higher than Q3 2024, predominantly driven by higher minesite sustaining capital expenditures1 linked to higher capitalized waste stripping and equipment purchases, combined with increased project capital expenditures1 driven by the Pamao TSF project.

YTD 2025 compared to YTD 2024

Gold production for YTD 2025 was 2% lower compared to YTD 2024, mainly due to lower grades processed driven by fewer ore tonnes from the underground relating to a planned shaft shutdown during Q1 2025, coupled with an unplanned rope change out in Q2 2025 that resulted in a delay in processing higher grade tonnes.

COS/oz2 and TCC/oz1 for YTD 2025 were 19% and 25% higher, respectively, than YTD 2024, mainly due to lower grades processed, higher unit rates from the underground and higher royalties resulting from the higher realized gold price1 and the 3% export duty that was in place during Q1 2025.

For YTD 2025, AISC/oz1 was 20% higher compared to YTD 2024, mainly due to the higher TCC/oz1, slightly offset by lower minesite sustaining capital expenditures1.

Capital expenditures in YTD 2025 were 20% higher than YTD 2024, mainly due to an increase in project capital expenditures1 related to the completion of the solar project, the construction of the Cyanide Tailings Storage Facility 3 in Q2 2025 and the ongoing Pamao TSF project, partially offset by lower minesite sustaining capital expenditures1 due to decreased capitalized waste stripping.

BARRICK THIRD QUARTER 2025	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara (84%)a, Tanzania

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Total tonnes mined (000s)	4,189	3,271	28%	4,792	(13)%	11,303	12,107	(7)%

Open pit ore	0	488	(100)%	1,061	(100)%	1,545	1,935	(20)%

Open pit waste	3,721	2,398	55%	3,328	12%	8,517	8,993	(5)%

Underground	468	385	22%	403	16%	1,241	1,179	5%

Average grade (grams/tonne)

Open pit mined	n/a	1.90	n/a	1.89	n/a	2.00	1.79	12%

Underground mined	4.09	3.73	10%	4.86	(16)%	3.87	3.69	5%

Processed	2.99	3.16	(5)%	3.84	(22)%	3.23	2.96	9%

Ore tonnes processed (000s)	729	698	4%	682	7%	2,099	2,048	2%

Recovery rate	89%	88%	1%	90%	(1)%	88%	90%	(2)%

Gold produced (000s oz)	64	62	3%	75	(15)%	193	175	10%

Gold sold (000s oz)	72	50	44%	78	(8)%	190	174	9%

Revenue ($ millions)	260	168	55%	197	32%	626	410	53%

Cost of sales ($ millions)	108	71	52%	86	26%	265	242	10%

Income ($ millions)	149	88	69%	74	101%	346	124	179%

EBITDA ($ millions)[b,c]	178	104	71%	93	91%	409	173	136%

EBITDA margin[d]	68%	62%	10%	47%	45%	65%	42%	55%

Capital expenditures ($ millions)	41	43	(5)%	28	46%	118	82	44%

Minesite sustaining[b]	13	10	30%	15	(13)%	40	43	(7)%

Project[b]	28	33	(15)%	13	115%	78	39	100%

COS ($/oz)	1,497	1,430	5%	1,108	35%	1,393	1,393	0%

TCC ($/oz)[b]	1,069	1,073	0%	850	26%	1,040	1,100	(5)%

AISC ($/oz)[b]	1,268	1,292	(2)%	1,052	21%	1,270	1,365	(7)%

a.

Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
c.

EBITDA represents income less depreciation. Depreciation expense is $29 million and $63 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $16 million, Q3 2024: $19 million, YTD 2024: $49 million).

d.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	9/30/25	6/30/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.00	0.00

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2025 compared to Q2 2025

North Mara transitioned into a more underground dependent quarter with the open pit mining activity focused on waste material in the Gokona pit. Both underground and open pit delivered above expectations for the quarter. North Mara is still expected to end the year comfortably within the 2025 production guidance.

In Q3 2025, gold production was 3% higher than Q2 2025 mainly driven by higher throughput and higher recoveries as we continue the current blending strategy of lower grade Gena open pit material through the plant. Gold sales were higher than gold production during Q3 2025 as we successfully concluded an agreement with the Bank of Tanzania, following recent updates to the Mining Act, which requires us to sell 20% of our gold production in country, at a reduced royalty rate.

COS/oz2 for Q3 2025 were 5% higher compared to Q2 2025 mainly due to the impact of higher depreciation, while TCC/oz1 remained in line with Q2 2025. AISC/oz1 in Q3 2025 was 2% lower than Q2 2025, mainly due to lower minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures for Q3 2025 were 5% lower compared to Q2 2025 due to decreased project capital expenditures1 driven by lower spending on the second crushing line. Project capital expenditures were steady quarter on quarter at the Gokona open pit pre-stripping project, which is on track to deliver its first ore by Q3 2026.

Q3 2025 compared to Q3 2024

Gold production for Q3 2025 was 15% lower mainly due to lower grades processed, slightly offset by higher throughput.

COS/oz2 and TCC/oz1 for Q3 2025 were 35% and 26% higher, respectively, compared to Q3 2024, mainly due to the lower grade processed, combined with higher royalties associated with the higher realized gold price1. AISC/oz1 in Q3 2025 was 21% higher than Q3 2024, mainly due to higher TCC/oz1, while minesite sustaining capital expenditures1 on a per ounce basis were marginally lower than Q3 2024.

BARRICK THIRD QUARTER 2025	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

For Q3 2025, capital expenditures increased by 46% compared to Q3 2024, mainly due to higher project capital expenditures1 relating to the Gokona pre-stripping project and the powerhouse to further support the underground mining operations.

YTD 2025 compared to YTD 2024

For YTD 2025, gold production was 10% higher than YTD 2024, mainly due to a higher average grade processed driven by higher grades mined.

COS/oz2 for YTD 2025 was in line with YTD 2024, as higher depreciation expense was offset by lower TCC/oz1. TCC/oz1 was 5% lower due to the impact of higher grades processed, partially offset by higher royalties associated with the higher realized gold price1. AISC/oz1 for YTD 2025 was 7% lower than YTD 2024 reflecting the decrease in TCC/oz1, combined with lower minesite sustaining capital expenditures1.

For YTD 2025, capital expenditures increased by 44% compared to YTD 2024, mainly driven by higher project capital expenditures1 reflecting the ramp-up of the Gokona open pit and second crushing line.

BARRICK THIRD QUARTER 2025	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Bulyanhulu (84%)a, Tanzania

Summary of Operating and Financial Data

				For the three months ended		For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Underground tonnes mined (000s)	416	377	10%	303	37%	1,097	921	19%

Average grade (grams/tonne)

Underground mined	4.95	5.29	(6)%	5.62	(12)%	5.16	5.79	(11)%

Processed	4.87	5.37	(9)%	5.48	(11)%	5.16	5.72	(10)%

Ore tonnes processed (000s)	255	231	10%	228	12%	723	716	1%

Recovery rate	94%	95%	(1)%	92%	2%	94%	94%	0%

Gold produced (000s oz)	38	38	0%	37	3%	113	124	(9)%

Gold sold (000s oz)	40	31	29%	37	8%	109	121	(10)%

Revenue ($ millions)	144	112	29%	99	45%	379	296	28%

Cost of sales ($ millions)	73	53	38%	62	18%	191	184	4%

Income ($ millions)	69	58	19%	36	92%	183	109	68%

EBITDA ($ millions)[b,c]	84	69	22%	49	71%	223	148	51%

EBITDA margin[d]	58%	62%	(6)%	49%	18%	59%	50%	18%

Capital expenditures ($ millions)	32	36	(11)%	30	7%	103	79	30%

Minesite sustaining[b]	18	22	(18)%	10	80%	63	39	62%

Project[b]	14	14	0%	20	(30)%	40	40	0%

COS ($/oz)	1,817	1,722	6%	1,628	12%	1,754	1,511	16%

TCC ($/oz)[b]	1,334	1,189	12%	1,191	12%	1,250	1,069	17%

AISC ($/oz)[b]	1,790	1,885	(5)%	1,470	22%	1,831	1,394	31%

a.

Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
c.

EBITDA represents income less depreciation. Depreciation expense is $15 million and $40 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $11 million, Q3 2024: $13 million, YTD 2024: $39 million).

d.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	9/30/25	6/30/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.48	1.51

Class 1[4] environmental incidents	0	0

In October 2025, there was a fatality in the Bulyanhulu underground. Please refer to page 9 for further details on our safety initiatives.

Financial Results

Q3 2025 compared to Q2 2025

At Bulyanhulu, Q3 production was in line with Q2 as higher processed tonnes were offset by lower mined grades driven by the type of mineralization of the current mining zones in the plan. The Upper West project continues to advance well and at improved advance rates following the success of the dewatering project and mining improvement initiatives. Our expectation continues to be that Bulyanhulu will end the year within the 2025 production guidance.

Gold sales were higher than gold production during Q3 2025 as we successfully concluded an agreement with the Bank of Tanzania, following recent updates to the Mining Act, which requires us to sell 20% of our gold production in country, at a reduced royalty rate.

COS/oz2 and TCC/oz1 in Q3 2025 were 6% and 12% higher, respectively, due to the impact of the lower average grade processed, partially offset by higher fixed cost dilution to higher sales volumes. AISC/oz1 in Q3 2025 was 5% lower than Q2 2025, due to lower minesite sustaining capital expenditures1, partially offset by higher TCC/oz1.

Capital expenditures in Q3 2025 were 11% lower compared to Q2 2025, reflecting lower minesite sustaining capital expenditures1 driven by the timing of underground equipment procurement, with project capital expenditures1 remaining consistent quarter on quarter as we continue to develop the Upper West decline.

Q3 2025 compared to Q3 2024

For Q3 2025, gold production was 3% higher than Q3 2024 mainly driven by higher throughput partially offset by a lower average grade processed, in line with the mine plan and with the focus on development.

COS/oz2 and TCC/oz1 for Q3 2025 were both 12% higher compared to Q3 2024, due to the lower grade processed and higher royalties associated with the higher realized gold price1, slightly offset by improved underground unit rates associated with the increased tonnes mined. AISC/oz1 in Q3 2025 was 22% higher than Q3 2024, mainly due to higher TCC/oz1 and higher minesite sustaining capital expenditures1.

For Q3 2025, capital expenditures were 7% higher than Q3 2024, mainly due to higher minesite sustaining capital expenditures1 related to the purchase of underground equipment, partially offset by lower project capital expenditures1 with the transition to the development of Upper West project.

BARRICK THIRD QUARTER 2025	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

YTD 2025 compared to YTD 2024

For YTD 2025, gold production was 9% lower than YTD 2024, due to a lower average grade processed, slightly offset by higher throughput, in line with our mine plan.

COS/oz2 and TCC/oz1 in YTD 2025 were 16% and 17% higher, respectively, than YTD 2024, largely reflecting the lower grades processed and higher royalties associated with the higher realized gold price1. AISC/oz1 for YTD 2025 was 31% higher than YTD 2024, mainly due to higher TCC/oz1 and higher minesite sustaining capital expenditures1.

For YTD 2025, capital expenditures increased by 30% compared to YTD 2024, mainly due to higher minesite sustaining capital expenditures1 related to underground equipment.

BARRICK THIRD QUARTER 2025	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Gold

Summary of Operating and Financial Data

For the three months ended

	9/30/25					6/30/25

	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]

Phoenix (61.5%)	27	2,010	664	935	6	27	2,033	1,010	1,376	8

Veladero (50%)	49	1,352	787	1,498	35	62	1,234	751	1,295	41

Tongon (89.7%)[c]	32	1,787	1,605	1,692	9	29	2,397	2,204	2,390	4

Hemlo[d]	27	2,145	1,874	2,417	14	32	1,837	1,512	1,766	8

Porgera (24.5%)	24	1,599	1,200	1,594	9	23	1,354	1,041	1,406	10

Loulo-Gounkoto (80%)[e]	—	—	—	—	—	—	—	—	—	4

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].
c.

On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the Atlantic Group for total consideration of up to $305 million. The transaction is expected to close in Q4 2025.

d.	On September 10, 2025, we reached an agreement to sell the Hemlo gold mine to Carcetti Capital Corp. for gross proceeds of up to $1.09 billion. The transaction is expected to close in Q4 2025.
e.	As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, and subsequent loss of control on June 16, 2025, no operating or per ounce data is provided.

Phoenix (61.5%), Nevada, USA

Gold production for Phoenix in Q3 2025 was in line with the prior quarter as lower grades mined and processed were offset by higher recoveries. COS/oz2 was largely in line with Q2 2025 while TCC/oz1 in Q3 2025 was 34% lower, mainly due to higher by-product credits. In Q3 2025, AISC/oz1 decreased by 32% compared to Q2 2025 due to lower TCC/oz1 combined with lower minesite sustaining capital expenditures1.

Veladero (50%), Argentina

Gold production for Veladero in Q3 2025 was 21% lower compared to Q2 2025 driven by the planned mining sequence. COS/oz2 and TCC/oz1 in Q3 2025 were 10% and 5% higher, respectively, driven by lower production. AISC/oz1 increased by 16% due to higher minesite sustaining capital expenditures1 on a per ounce basis, combined with increased TCC/oz1.

Tongon (89.7%), Côte d’Ivoire

Gold production for Tongon in Q3 2025 was 10% higher than Q2 2025, primarily due to increased throughput and higher grades processed. COS/oz2 and TCC/oz1 in Q3 2025 were 25% and 27% lower, respectively, compared to Q2 2025, primarily driven by higher production as explained above, partially offset by increased royalty costs as a result of the higher realized gold price1. AISC/oz1 in Q3 2025 decreased by 29% compared to Q2 2025, primarily reflecting lower TCC/oz1 and lower minesite sustaining capital expenditures1.

Hemlo (100%), Ontario, Canada

Gold production in Q3 2025 was 16% lower than Q2 2025 resulting from lower ore tonnes mined and processed due to the failure of a hoist transformer early in the quarter impacting production for several weeks. COS/oz2 and TCC/oz1 were 17% and 24% higher, respectively, resulting from lower fixed cost dilution related to lower sales volumes. AISC/oz1 increased by 37% mainly due to higher minesite sustaining capital expenditures1, combined with increased TCC/oz1.

Porgera (24.5%), Papua New Guinea

Gold production in Q3 2025 was 4% higher than Q2 2025 driven by the ongoing ramp-up of operations. COS/oz2 TCC/oz1 and AISC/oz1 were 18%, 15% and 13%, higher respectively, than Q2 2025 driven by higher royalties from the higher gold price and increased maintenance costs, with AISC/oz1 partially offset by lower minesite sustaining capital expenditures.

Loulo-Gounkoto (80%), Mali

On January 14, 2025, Loulo-Gounkoto temporarily suspended operations following an ongoing dispute over the existing mining Conventions. On June 16, 2025 the Bamako Commercial Tribunal placed Loulo-Gounkoto under a temporary provisional administration. While Barrick retains its 80% legal ownership of the mine, operational control has been transferred to an external administrator. As a result of this loss of control event, in Q2 2025 the assets, liabilities and non-controlling interest of Loulo-Gounkoto were deconsolidated and derecognized and an investment recognized at fair value. Refer to notes 17 and 18 of the Financial Statements for further information.

BARRICK THIRD QUARTER 2025	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Lumwana (100%), Zambia

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/25	6/30/25	% Change	9/30/24	% Change	9/30/25	9/30/24	% Change

Open pit tonnes mined (000s)	41,678	37,481	11%	36,809	13%	109,469	105,512	4%

Open pit ore	10,505	7,667	37%	6,178	70%	24,176	15,468	56%

Open pit waste	31,173	29,814	5%	30,631	2%	85,293	90,044	(5)%

Average grade

Open pit mined	0.58%	0.63%	(8)%	0.55%	5%	0.60%	0.52%	15%

Processed	0.66%	0.67%	(1)%	0.53%	25%	0.64%	0.47%	36%

Tonnes processed (000s)	6,392	7,082	(10)%	6,380	0%	18,711	18,925	(1)%

Recovery rate	92%	92%	0%	91%	1%	92%	88%	4%

Copper produced (kt)	38	44	(14)%	30	27%	109	77	42%

Copper sold (kt)	37	39	(5)%	26	42%	110	73	51%

Revenue ($ millions)	322	340	(5)%	213	51%	967	595	63%

Cost of sales ($ millions)	193	194	(1)%	187	3%	595	527	13%

Income ($ millions)	124	144	(14)%	26	377%	363	56	548%

EBITDA ($ millions)[a,b]	192	213	(10)%	86	123%	560	246	128%

EBITDA margin[c]	60%	63%	(5)%	40%	50%	58%	41%	41%

Capital expenditures ($ millions)[d]	200	151	32%	79	153%	421	283	49%

Minesite sustaining[a]	78	78	0%	62	26%	206	239	(14)%

Project[a]	119	72	65%	17	600%	211	44	380%

COS ($/lb)	2.32	2.25	3%	3.27	(29)%	2.44	3.27	(25)%

C1 cash costs ($/lb)[a]	1.68	1.58	6%	2.53	(34)%	1.81	2.39	(24)%

AISC ($/lb)[a]	2.93	2.79	5%	3.94	(26)%	2.97	4.20	(29)%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
b.

EBITDA represents income less depreciation. Depreciation expense is $68 million and $197 million for Q3 2025 and YTD 2025, respectively (Q2 2025: $69 million, Q3 2024: $60 million, YTD 2024: $190 million).

c.	Represents EBITDA divided by revenue.
d.	Includes capitalized interest.

Safety and Environment

For the three months ended

	9/30/25	6/30/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.00	0.00

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2025 compared to Q2 2025

Q3 2025 operational performance continued to improve on Q2 2025 with higher mining volumes through improved productivities and execution of defined maintenance plans. As such, our expectation continues to be that Lumwana will end the year comfortably within the 2025 production guidance range.

Copper production in Q3 2025 was 14% lower than in Q2 2025 due to lower than planned throughput driven by a prolonged September shut and crusher down time, combined with lower grades processed. We have also built up stockpiles to ensure Q4 2025 production remains on track.

COS/lb2 and C1 cash costs/lb1 were 3% and 6% higher, respectively, than Q2 2025, mainly reflecting increased mining fleet maintenance costs and lower fixed cost dilution. In Q3 2025, AISC/lb1 increased by 5% compared to Q2 2025, primarily driven by the increase in C1 cash costs/lb1.

Capital expenditures for Q3 2025 were 32% higher than Q2 2025, due to higher project capital expenditures1, primarily relating to further milestone payments on long lead items, mobile equipment and civil earth works contracts related to the Lumwana Super Pit Expansion project. Refer to the Future Growth section on page 32 for more details.

Q3 2025 compared to Q3 2024

Copper production for Q3 2025 was 27% higher than Q3 2024, mainly due to higher grades processed, as well as higher recoveries.

COS/lb2 and C1 cash costs/lb1 for Q3 2025 decreased by 29% and 34%, respectively, compared to Q3 2024, mainly due to the higher grades processed and higher fixed cost dilution. For Q3 2025, AISC/lb1 was 26% lower than Q3 2024 mainly due to lower C1 cash cost/lb1, partially offset by higher royalties due to the higher realized copper price1 and increased minesite sustaining capital expenditures1.

Capital expenditures for Q3 2025 were 153% higher than Q3 2024, mainly due to increased project capital expenditures1 on the Super Pit Expansion project, including long lead items, mobile equipment, housing, engineering procurement and construction management, earthworks and owners team costs. This was combined with higher minesite sustaining capital expenditures1, primarily on mobile equipment rebuilds.

BARRICK THIRD QUARTER 2025	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

YTD 2025 compared to YTD 2024

Copper production for YTD 2025 was 42% higher than YTD 2024, primarily due to higher grades processed and higher recovery rates.

COS/lb2 and C1 cash costs/lb1 for YTD 2025 decreased by 25% and 24%, respectively, compared to YTD 2024, mainly as a result of higher grades processed, partially offset by higher mining maintenance and energy costs. For YTD 2025, AISC/lb1 decreased by 29%

compared to YTD 2024, mainly due to lower C1 cash costs/lb1 and lower minesite sustaining capital expenditures1, partially offset by higher royalty costs driven by the higher realized copper price1.

Capital expenditures for YTD 2025 were 49% higher than YTD 2024 due to higher project capital expenditures1 on the Super Pit Expansion project, as described above.

Other Mines - Copper

Summary of Operating and Financial Data

For the three months ended

	9/30/25					6/30/25

	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]

Zaldívar (50%)	9	5.02	3.80	4.82	16	7	4.59	3.46	4.34	13

Jabal Sayid (50%)	8	2.08	1.47	1.65	6	8	2.11	1.29	1.46	4

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].

Zaldívar (50%), Chile

Copper production for Zaldívar in Q3 2025 was 29% higher than Q2 2025 driven by higher throughput and recovery. COS/lb2 and C1 cash costs/lb1 were 9% and 10% higher, respectively, than Q2 2025, driven by higher labor costs and consumable pricing. AISC/lb1 in Q3 2025 was 11% higher compared to Q2 2025, driven by higher C1 cash costs/lb1 and higher minesite sustaining capital expenditures1.

Our investment in this asset, of which we are not the operator, continues to be a non-core part of our portfolio.

Jabal Sayid (50%), Saudi Arabia

Jabal Sayid’s copper production in Q3 2025 was consistent with Q2 2025. COS/lb2 for Q3 2025 was 1% lower than Q2 2025 due to lower depreciation expense. C1 cash costs/lb1 increased by 14% due to lower by-product credits resulting from lower gold and silver volumes despite the higher commodity prices, partially offset by processing cost efficiencies. AISC/lb1 in Q3 2025 increased by 13% compared to Q2 2025, mainly due to higher C1 cash costs/lb1.

BARRICK THIRD QUARTER 2025	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

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Future Growth

Fourmile, Nevada, USA

Fourmile is a 100% owned Barrick asset in Nevada, located adjacent to Goldrush, and has the potential to be a standalone Tier One Gold Asset5. Ongoing PFS studies point to the potential for significant resource growth. In Q3 2025, an updated preliminary economic assessment outlined the potential to produce 600-750koz per annum over multiple decades which would make Fourmile one of the most important discoveries this century.

The current focus is on exploration drilling from surface with results supporting the potential to double the declared mineral resource and at higher grades by year end. Drilling activity intensified over 2025, peaking at 16 active rigs, representing the largest drill campaign to date at Fourmile for a total of 23.2km drilled in Q3. Drilling results in 2025 are consistently confirming the geological model and are successfully converting high-grade inferred resources at Rose and Blanche along the known ore controls. Looking ahead, drilling will continue through Q4 and beyond, although the level of activity will likely decline slightly with the onset of winter conditions.

The dedicated Barrick project team is also progressing an independent surface portal access from Bullion Hill and the development of twin exploration declines to facilitate underground drilling. Footwall development along the strike of the Fourmile orebodies would initially be used for underground exploration drilling and then later be re-purposed for ore haulage. The Bullion Hill access would decouple Fourmile evaluation from the existing Goldrush development and ultimately complement Goldrush in the future.

To support the PFS, the Bullion Hill Decline disturbance plan that was submitted to the relevant authorities in Q1 2025 continues to progress on schedule. Development is on track to begin in late 2026.

As previously disclosed, Barrick anticipates Fourmile will be incorporated into the NGM joint venture, at fair market value, if certain criteria are met following the completion of drilling and the requisite feasibility work. In Q3 2025, we spent $29 million, with a YTD spend of $60 million. Based on the successful ramp up of drilling activity, the expected spend for 2025 is now estimated to be $90 to $95 million (previously $75 to $85 million).

Goldrush Project, Nevada, USA6

Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces of gold per year (100% basis) once in full production by 2028.

In Q3 2025, execution planning continued for key infrastructure projects. Construction contracts for the second surface ventilation raise are in progress and site preparation is expected to begin in Q4 ahead of shaft sinking activities in Q1 2026. Life of mine ventilation modeling is under evaluation to optimize future ventilation raises. Additional material handling trade-off studies were completed for ore and backfill aggregate transport options. Material testing continues with a focus on optimizing the paste backfill makeup; specifically the paste pumping capability and cement content necessary to satisfy the backfill strength requirements. A summary test report was completed in Q3 2025 to finalize paste backfill conceptual designs and inform remaining trade-off studies.

Surface dewatering continued in Horse Canyon as the second of three wells planned in 2025 was commissioned. The third well is expected to be commissioned in Q4 2025. Mine dewatering is on track, with the next wells planned for 2027. The surface shotcrete plant design was finalized and construction is expected to begin in Q4 2025.

As of September 30, 2025, project spend was $473 million on a 100% basis (including $16 million in Q3 2025) inclusive of the exploration declines. This capital spent to date, together with the remaining expected preproduction capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (100% basis).

Ren, Nevada, USA7

Ren is a new ore deposit at Goldstrike Underground and a key expansion project at Carlin. Located north of Goldstrike Underground’s Meikle and Banshee deposits, Ren is anticipated to produce an average of 140,000 ounces per year (contained ounces, 100% basis) once in full production in 2027.

To develop the deposit, the existing exploration drift will be duplicated, allowing for increased ventilation and secondary egress into the working area. Once completed, additional exploration drilling platforms will be constructed to support further drilling on the project allowing for both the conversion of the existing resource and further growth of the deposit.

To support production mining of the deposit, an additional set of twin declines will be driven from the Betze-Post open pit to the north with the intent to provide life of mine ventilation to the deposit as well as a direct path for material to be hauled and hoisted out via the existing Meikle Headframe. To complete the project, a ventilation shaft will be sunk 550 meters to serve as an exhaust raise and utility conduit for mining the orebody.

During Q3 2025, secondary drift development was completed with breakthrough to the existing exploration drift. Remaining exploration drift rehabilitation and utility installation will be completed in Q4 2025. Infill conversion drilling continued with a total of 1,992 meters drilled with 73% of those samples being assayed. An additional 1,034 meters is planned for Q4 2025. The Ren ventilation shaft contract was executed and contractor mobilized to begin pre-sinking activity. Surface infrastructure to support the Betze-Post twin declines development will be completed in Q4 2025.

As of September 30, 2025, project spend was $138 million (including $23 million in Q3 2025) out of an estimated capital cost of $410 to $470 million (100% basis).

BARRICK THIRD QUARTER 2025	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

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Pueblo Viejo Expansion, Dominican Republic8

The Pueblo Viejo Life of Mine Expansion continues to focus on housing, resettlement, and the Naranjo TSF. Engineering has advanced significantly on the new water treatment plant, tailings and reclaim system as well as the Naranjo dam and related earth structures. The permit application for the temporary water management structures has now been submitted, while the overall starter dam permit remains on track for submission in 2025. The dam access road and diorite access road continue to advance on track for completion this year, while the diorite filter crushing operation is now in full production and stockpiling dam filter material.

The housing project at Pueblo Viejo continues with over 500 homes constructed and more than 180 families now resettled. The east side of the project is now complete and an elementary school was opened in October, while the west side will begin hosting families during Q4 2025.

The overall resettlement process continues to progress well. As the movement of families continues, the livelihood programs continue to support the successful integration of families into their new homes.

As at September 30, 2025, total project spend was $1,186 million (including $21 million in Q3 2025) on a 100% basis. The estimated capital cost of the plant expansion and mine life extension project remains approximately $2.6 billion (100% basis).

Veladero Phase 8 Leach Pad, Argentina

The construction of the Phase 8 leach pad will be executed in three phases which are named 8A, 8B and 8C. In December 2024, the Phase 8A leach pad construction project was approved, and it has now been completed. Phase 8B was approved in Q3 2025, mobilization has started and construction expected to be completed during H1 2026. Construction of the project includes cutting, filling, sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection.

Overall, the total Phase 8 leach pad project spend at September 30, 2025 was $68 million ($15 million in Q3 2025) out of an estimated capital cost of $250-$270 million (100% basis).

Reko Diq Project, Pakistan9

At the end of 2024, Barrick completed a full update of the project’s 2010 feasibility study and 2011 expansion prefeasibility study and added 7.3 million tonnes of copper and 13 million ounces of attributable gold in probable reserves as at December 31, 202410. Once fully commissioned, the Reko Diq project is projected to deliver 240,000 tonnes of copper production and 297,000 ounces of gold per year during Phase 1 increasing to 460,000 tonnes of copper and 520,000 ounces of gold during the first ten years (2034-2043) of Phase 2 (100% basis). This is based on an increased 45Mtpa process plant throughput in Phase 1 (from the original 40Mtpa) and 90Mtpa (from the original 80Mtpa) in Phase 2, following the grind size optimization work undertaken as part of the feasibility study. The total estimated capital cost of Phase 1 is $5.6-6.0 billion (100% basis, exclusive of capitalization of financing costs) to be spent between 2025-2029. On February 11, 2025, the Board of Directors conditionally approved the development of Phase 1 subject to the closing of approximately $3 billion of limited recourse project financing. Assuming $3 billion of project financing, Barrick’s share of the total partner equity contribution required to fund the construction of Phase 1 is expected to be $1.4-1.7 billion (exclusive of capitalization of financing costs). The total estimated capital cost of Phase 2 is $3.3-3.6 billion (100% basis, exclusive of capitalization of financing costs) to be spent between 2029-2033.

During Q3 2025 the project focused on supply contracts with key manufacturing and construction partners, with the majority of these to be finalized in Q4 2025. Long-lead procurement continued with the existing key partners of Metso, Weir and Komatsu and early works progressed on site infrastructure. The project obtained a number of key regulatory approvals which were required to advance the project financing including those relating to rail and port infrastructure and water access, and their associated agreements.

Capital expenditures commenced in Q2 2024, with total capitalized spend to date of $636 million (including $215 million in Q3 2025) (100% basis).

For 2025, the spend profile has been optimized with suppliers and is expected to be approximately $700 million (100% basis) with the balance resequenced over the remaining years of Phase 1 construction. The overall project schedule remains on track.

Kibali Solar Project, DRC

This project entails the design, supply and installation of a 16 MW photovoltaic solar farm with a 15 MW battery energy storage system to complement the existing hydroelectric power stations raising the renewable component of the mine’s energy mix from 81% to 85%. The completion of this project is projected to deliver a 53% reduction in fuel consumption in the power plant. During Q3 2025, we continued with the power management system integration which enabled the solar photovoltaic field to inject 4,213MWh into the Kibali grid. Power management system optimization will continue during the next quarter ensuring that the supply and system integration remains stable and the full utilization of the benefits provided by the solar project is realized. As at September 30, 2025, project spend was $44 million (including $4 million in Q3 2025) out of an estimated capital cost of $55 million (100% basis).

Lumwana Super Pit Expansion, Zambia11

The Lumwana Super Pit Expansion is projected to deliver 240,000 tonnes of copper production per year, from a 52Mtpa process plant expansion, with a mine life of more than 30 years.

The project is tracking slightly ahead of schedule with the target of first copper production during Q1 2028. The main critical path for the process plant expansion is the mill building, where good progress was made during Q3 2025 with the completion of the bulk excavation and associated back fill as part of soil remediation. Long lead equipment manufacturing is continuing to make progress and procurement of future packages is tracking on schedule with the award of key packages during the quarter, including the civil package for the dry plant and crushed ore stockpile tunnel. The building of the second phase of accommodation units for the construction camp has been completed and was handed over to operations during Q3 2025. The TSF design and reviews have been completed and the construction of the first diversion channel for the

BARRICK THIRD QUARTER 2025	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

expanded facility is currently in progress. All orders for the 2026 mining fleet expansion have been completed and deliveries are scheduled to commence towards the end of the year.

This positive progress on the detailed engineering, procurement and construction ensured that the total project remains slightly ahead of schedule. Through the successful integration with the engineering, procurement, and construction partner, we maintain the focus on delivery of critical milestones in line with the execution schedule. Following this updated execution schedule, an updated forecast of the project cash flow for 2025 has been completed to ensure it is fully aligned. The spend profile has been optimized with suppliers and is now expected to be approximately $325 million in 2025 with no impact on the project schedule. As at Q3 2025, we have spent $148 million, (including $88 million in Q3 2025). As at September 30, 2025, the total spend on the expansion project was $310 million. The total project capital cost (exclusive of capitalized stripping) is expected to be $2 billion based on the approved feasibility study.

Exploration

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick’s business plan for growth and long-term sustainability.

First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick’s Tier One Gold Asset5 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging third party opportunities early in their value chain and secure them, where appropriate.

This quarter, Barrick’s exploration teams have been active around all our operations, with strong results returned from drilling across NGM in Nevada, at the Agbarabo-Rhino-Kombokolo target in Kibali, and on the recently discovered Bukit Pasir porphyry at Reko Diq. In early-stage work, framework drilling continues at the Norris property in Canada as we simultaneously expand our Canadian exploration portfolio further. We are advancing multiple regional targets within the portfolio with drilling and geophysical surveys returning encouraging early results from targets across the western United States, Dominican Republic, Peru and Tanzania. At the same time, we are prioritizing new, highly prospective areas for consolidation and are progressing with the delivery and evaluation of early-stage exploration opportunities in Ecuador, Saudi Arabia and in the Copper Belt in Zambia and DRC, demonstrating our commitment to organic growth with a strong pipeline of high-quality targets.

BARRICK THIRD QUARTER 2025	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Financial Results

Revenue

($ millions, except per oz/lb data in dollars)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Gold

000s oz sold[a]	837	770	967	2,358	2,833

000s oz produced[a]	829	797	943	2,384	2,831

Market price ($/oz)	3,457	3,280	2,474	3,201	2,296

Realized price ($/oz)[b]	3,457	3,295	2,494	3,226	2,309

Revenue	3,748	3,280	3,097	9,794	8,493

Copper

000s tonnes sold[a]	52	54	42	157	123

000s tonnes produced[a]	55	59	48	158	131

Market price ($/lb)	4.44	4.32	4.18	4.33	4.14

Realized price ($/lb)[b]	4.39	4.36	4.27	4.42	4.23

Revenue	320	337	213	961	595

Other sales	80	64	58	204	189

Total revenue	4,148	3,681	3,368	10,959	9,277

a.	On an attributable basis.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.

Q3 2025 compared to Q2 2025

In Q3 2025, gold revenues on a consolidated basis increased by 14% compared to Q2 2025, driven by higher sales volumes and a higher realized gold price1. The average market price for Q3 2025 was $3,457/oz, representing an all-time high quarterly average and a 5% increase versus the $3,280/oz average in Q2 2025. During Q3 2025, the gold price ranged from $3,268/oz to an all-time nominal high of $3,872/oz, and closed the quarter at $3,825/oz. Gold price strength in Q3 2025 was driven by economic and geopolitical concerns and a decline in the value of the trade-weighted US dollar.

  In Q3 2025, gold production on an attributable basis increased by 4% compared to Q2 2025 mainly as a result of the ongoing ramp up of Goldrush (part of Cortez) combined with higher grades processed at Pueblo Viejo and Kibali and higher throughput at Turquoise Ridge. This was partially offset by lower production at Veladero (included in the “Other” category) as a result of fewer recoverable ounces placed on the leach pad which is per the mine plan as previously guided.

In Q3 2025, copper revenues on a consolidated basis decreased by 5% compared to Q2 2025, primarily due to lower sales volumes compared to Q2 2025, partially offset by a higher realized copper price1. The average market price in Q3 2025 was $4.44/lb, representing an increase of 3% from the $4.32/lb average in Q2 2025. The realized copper price1 in Q3 2025 was slightly lower than the market copper price due to the impact of negative provisional pricing adjustments, whereas the realized copper price1 was higher than the market copper price in Q2 due to the timing of sales. During Q3 2025, the copper price traded in a range of $4.33/lb to $4.76/lb, and closed the quarter at $4.67/lb. Copper prices in Q3 2025 were impacted by a decline in the trade-weighted US dollar, concerns about the global economy resulting from global trade disputes, supply disruptions, and demand forecasts in China, which is the world’s largest consumer of copper.

  Attributable copper production in Q3 2025 was 4 thousand tonnes lower compared to Q2 2025 mainly driven by lower than planned throughput caused by a prolonged September shut and crusher down time, combined with lower grades processed at Lumwana.

Q3 2025 compared to Q3 2024

For Q3 2025, gold revenues on a consolidated basis increased by 21% compared to Q3 2024, primarily due to a higher realized gold price1, partially offset by lower sales volumes. The average market price for Q3 2025 was $3,457/oz versus $2,474/oz for Q3 2024.

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For Q3 2025, attributable gold production was 12% lower than Q3 2024, primarily as a result of the temporary suspension of operations at Loulo-Gounkoto, which was subsequently placed under a temporary provisional administration on June 16, 2025. This was partially offset by increased ounces from Cortez driven by the ongoing ramp up of Goldrush.

  For Q3 2025, copper revenues on a consolidated basis increased by 50% compared to Q3 2024, due to increased sales volumes, combined with a higher realized copper price1. In Q3 2025, the realized copper price1 was lower than the market copper price, as discussed above, whereas the realized copper price1 was higher than the market copper price in Q3 2024 due to the impact of positive provisional pricing adjustments.

  Attributable copper production for Q3 2025 was 7 thousand tonnes higher than Q3 2024, mainly due to higher grades processed and higher recoveries at Lumwana.

YTD 2025 compared to YTD 2024

For YTD 2025, gold revenues increased by 15% compared to YTD 2024, primarily due to an increase in the realized gold price1, partially offset by a decrease in sales volumes. The average market price for YTD 2025 was $3,201/oz versus $2,296/oz for YTD 2024.

  For YTD 2025, attributable gold production was 16% lower than YTD 2024, primarily driven by the temporary suspension of operations at Loulo-Gounkoto on January 14, 2025, which was subsequently placed under a temporary provisional administration on June 16, 2025. This was combined with lower production at Carlin as a result of a decrease in tonnes processed at lower grades, and lower recoveries at the autoclave.

  Copper revenues for YTD 2025 increased by 62% compared to YTD 2024, as a result of higher sales volumes, combined with a higher realized copper price1. For YTD 2025, the realized copper price1 was higher than the market copper price due to the impact of positive provisional pricing adjustments, consistent with YTD 2024.

  Attributable copper production for YTD 2025, increased by 27 thousand tonnes compared to YTD 2024, mainly due to higher grades processed and higher recovery rates at Lumwana.

Production Costs

($ millions, except per oz/lb data in dollars)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Gold

Site operating costs	1,157	1,179	1,313	3,433	3,822

Depreciation	384	359	409	1,085	1,217

Royalty expense	113	103	106	311	293

Mining and production taxes	29	25	19	77	56

Community relations	7	10	9	28	28

Cost of sales	1,690	1,676	1,856	4,934	5,416

COS ($/oz)[a]	1,562	1,654	1,472	1,613	1,447

TCC ($/oz)[b]	1,137	1,239	1,104	1,197	1,072

AISC ($/oz)[b]	1,538	1,684	1,507	1,660	1,495

Copper

Site operating costs	98	99	109	323	288

Depreciation	69	68	60	197	191

Royalty expense	25	25	17	71	45

Community relations	1	1	1	3	3

Cost of sales	193	193	187	594	527

COS ($/lb)[a]	2.68	2.56	3.23	2.72	3.16

C1 cash costs ($/lb)[b]	1.96	1.80	2.49	2.00	2.35

AISC ($/lb)[b]	3.14	2.90	3.57	3.03	3.62

a.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.

Q3 2025 compared to Q2 2025

In Q3 2025, gold cost of sales on a consolidated basis was 1% higher than Q2 2025, mainly due to higher sales and production volumes, combined with higher share-based compensation as a result of the significant increase in our share price during the current period and higher royalties as a result of a higher realized gold price1. Our 45% interest in Kibali and 24.5% interest in Porgera are equity accounted, and therefore each mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold COS/oz2 and TCC/oz1, includes our proportionate share of cost of sales at our equity method investees, and were 6% and 8% lower than Q2 2025, mainly driven by higher fixed cost dilution driven by higher sales volume, combined with lower maintenance costs at Turquoise Ridge related to the planned autoclave shutdown in Q2 2025. This was partially offset by higher share based compensation and higher royalties associated with the higher realized gold price1.

  In Q3 2025, gold AISC/oz1, which also includes our proportionate share of equity method investees, decreased by 9% compared to Q2 2025. This was primarily due to lower TCC/oz1 as explained above and lower minesite sustaining capital expenditures1.

  In Q3 2025, copper cost of sales on a consolidated basis was in line with Q2 2025. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and

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therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper COS/lb2 and C1 cash costs/lb1, include our proportionate share of cost of sales at our equity method investees. Copper COS/lb2 and C1 cash costs/lb1 were 5% and 9% higher, respectively, compared to Q2 2025, primarily at Lumwana due to increased mining fleet maintenance costs and lower fixed cost dilution.

  In Q3 2025, copper AISC/lb1, which also includes our proportionate share of equity method investees, was 8% higher compared to Q2 2025, mainly due to an increase in C1 cash costs/lb1, combined with slightly higher minesite sustaining capital expenditures1.

Q3 2025 compared to Q3 2024

For Q3 2025, gold cost of sales on a consolidated basis was 9% lower than Q3 2024, mainly due to lower sales volumes, partially offset by higher share-based compensation as a result of the significant increase in our share price during the current period and higher royalties associated with the higher realized gold price1. As described above, our per ounce metrics, gold COS/oz2 and TCC/oz1, include our proportionate share of cost of sales at our equity method investees, and were 6% and 3% higher, respectively, compared to Q3 2024. This was mainly due to the impact of less fixed cost dilution driven by lower sales volumes, combined with higher share-based compensation and higher royalties (impact approximately $50/oz) associated with the higher realized gold price1.

  For Q3 2025, gold AISC/oz1 was 2% higher than Q3 2024, primarily due to higher TCC/oz1, as described above, partially offset by lower minesite sustaining capital expenditures1.

  For Q3 2025, copper cost of sales on a consolidated basis was 3% higher than Q3 2024, primarily due to the impact of higher sales volumes. As described above, our per pound metrics, copper COS/lb2 and C1 cash costs/lb1, include our proportionate share of cost of sales at our equity method investees. Copper COS/lb2 and C1 cash costs/lb1 were 17% and 21% lower, respectively, compared to Q3 2024, mainly due to higher grades processed at Lumwana.

  For Q3 2025, copper AISC/lb1 was 12% lower than Q3 2024, primarily reflecting lower C1 cash costs/lb1, as per above, partially offset by higher minesite sustaining capital expenditures1.

YTD 2025 compared to YTD 2024

  For YTD 2025, gold cost of sales on a consolidated basis was 9% lower than YTD 2024, mainly due to lower sales volumes, partially offset by higher share-based compensation as a result of the significant increase in our share price during the current period and higher royalties associated with the higher realized gold price1. On a per ounce basis, gold COS2 and TCC1, after including our proportionate share of COS at our equity method investees (refer to explanation above), were 11% and 12% higher, respectively, than YTD 2024. This was primarily due to the impact of lower throughput and to a lesser extent lower grades processed at a number of operations, combined with higher share-based compensation and higher royalties (impact approximately $45/oz) associated with the higher realized gold price1.

  For YTD 2025, gold AISC/oz1 increased by 11% compared to YTD 2024, primarily due to an increase in

TCC/oz1, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.

  For YTD 2025, copper cost of sales on a consolidated basis was 13% higher than YTD 2024, primarily due to the impact of higher sales volumes. Our per pound metrics, copper COS2 and C1 cash costs1, include our proportionate share of COS at our equity method investees (refer to explanation above). Copper COS/lb2 and C1 cash costs/lb1 were 14% and 15% lower, respectively, compared to YTD 2024, due to higher grades processed at Lumwana.

  For YTD 2025, copper AISC/lb1 was 16% lower than YTD 2024, primarily due to a lower C1 cash costs/lb1, as discussed above, combined with lower minesite sustaining capital expenditures1 which was mainly driven by the decrease in waste stripping at Lumwana.

General and Administrative Expenses

($ millions)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Corporate administration	25	30	25	78	76

Share-based compensation[a]	52	9	21	80	30

General & administrative expenses	77	39	46	158	106

a.	Based on a US$34.12 share price as at September 30, 2025 (June 30, 2025: US$20.91 and September 30, 2024: US$20.45).

General and administrative expenses for Q3 2025 and YTD 2025 increased compared to the prior periods primarily as a result of higher share-based compensation expenses due to a significant increase in our share price during the current periods compared to prior periods.

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Global exploration and evaluation	58	53	45	138	116

Project costs:

Reko Diq	4	0	30	7	94

Other	23	22	19	64	57

Global exploration and evaluation and project expense	85	75	94	209	267

Minesite exploration and evaluation	7	7	10	19	29

Total exploration, evaluation and project expenses	92	82	104	228	296

Exploration, evaluation and project expenses for Q3 2025 and YTD 2025 decreased compared to Q3 2024 and YTD 2024, respectively, driven by lower project costs at Reko Diq as the feasibility study was completed at the end of 2024 which resulted in the conversion of resources to mineral reserves and consequently project development costs are now capitalized consistent with our accounting policy.

BARRICK THIRD QUARTER 2025	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Finance Costs, Net

($ millions)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Interest expense[a]	93	99	137	290	339

Accretion	22	22	23	67	67

Interest capitalized	(16)	(16)	(4)	(36)	(29)

Other finance costs	4	0	2	5	4

Finance income	(60)	(47)	(76)	(163)	(217)

Finance costs, net	43	58	82	163	164

a.

For Q3 2025 and YTD 2025, interest expense includes $8 million and $24 million, respectively, of non-cash interest expense relating to the Pueblo Viejo streaming agreement with Royal Gold Inc. (Q2 2025: $8 million; Q3 2024: $8 million; YTD 2024: $24 million). Interest expense also includes $1 million and $10 million, respectively, relating to finance costs in Argentina (Q2 2025: $4 million; Q3 2024: $44 million; YTD 2024: $60 million).

In Q3 2025, finance costs, net decreased compared to Q2 2025 mainly due to higher finance income resulting from the increased cash balance.

For Q3 2025, finance costs, net decreased by $39 million compared to Q3 2024, primarily due to lower interest expense as Q3 2024 experienced increased finance costs in Argentina associated with cash repatriation, partially offset by lower finance income.

Additional Statement of Income Items

($ millions)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Impairment charges	3	0	2	7	20

(Gain) loss on currency translation	(3)	(2)	4	(3)	21

Closed mine rehabilitation	4	(8)	59	15	48

Other (income) expense	(193)	353	46	330	143

Other (Income) Expense

Other income in Q3 2025 of $193 million mainly related to the $250 million revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025 (resulting in a Q2 2025 net loss of $1,035 million) following the change of control after it was placed under a temporary provisional administration on June 16, 2025. For YTD 2025, the deconsolidation and recognition of our 80% equity investment in Loulo-Gounkoto resulted in a total net loss of $785 million. This loss in Q2 2025 and YTD 2025 was partially offset by a gain of $745 million on the sale of our 50% interest in the Donlin Gold project. For both Q3 2024 and YTD 2024, other expense mainly related to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership. Other expense in YTD 2024 was further impacted by the interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile.

  For a further breakdown of other expense, refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $477 million in Q3 2025. The unadjusted effective income tax rate in Q3 2025 was 20% of income before income taxes.

  The underlying effective income tax rate on ordinary income in Q3 2025 was 27% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of the recognition of deferred tax assets; the impact of Loulo-Gounkoto’s loss of control; the impact of Loulo-Gounkoto’s reduced operations costs; and the impact of other expense adjustments.

  We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change.

  We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. In Q3 2025, we recognized previously unrecognized deferred tax assets in Canada following the announced sale of our Canadian mine, Hemlo. The expected taxable gain on this transaction provides sufficient Canadian taxable income to support the recognition of a portion of the previously unrecognized tax losses, resulting in an income tax recovery of $129 million. This recognition partially reverses the deferred tax asset derecognition recorded in 2018 and reflects a one-time event linked to the sale. We continue to carry significant amounts of unrecognized deferred tax assets (e.g. for additional tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Withholding Taxes

In Q3 2025, we recorded $66 million of dividend withholding taxes related to the undistributed and distributed earnings of our subsidiaries in Argentina, Côte d’lvoire and Saudi Arabia, and the undistributed earnings of our subsidiaries in the United States.

OECD Pillar Two model rules

We have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Our review of Pillar Two for the current year, based on the OECD’s Transitional Safe Harbour rules as implemented in the Global Minimum Tax Act in Canada, has not identified any material amounts to be accrued for Q3 2025. As the law is evolving, both in Canada and elsewhere, we will continue to monitor the impact of this legislation.

BARRICK THIRD QUARTER 2025	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 9/30/25	As at 12/31/24

Total cash and equivalents	5,037	4,074

Current assets	3,912	3,558

Non-current assets	39,408	39,994

Total Assets	48,357	47,626

Current liabilities excluding short-term debt	2,969	2,618

Non-current liabilities excluding long-term debt[a]	6,758	7,023

Debt (current and long-term)	4,714	4,729

Total Liabilities	14,441	14,370

Total shareholders’ equity	25,150	24,290

Non-controlling interests	8,766	8,966

Total Equity	33,916	33,256

Total common shares outstanding (millions of shares)[b]	1,687	1,727

Debt, net of cash	(323)	655

Key Financial Ratios:

Current ratio[c]	2.94:1	2.89:1

Debt-to-equity[d]	0.14:1	0.14:1

Net leverage[e]	0.0:1	0.1:1

[a].	Non-current financial liabilities as at September 30, 2025 were $5,303 million (December 31, 2024: $5,215 million).
[b].	As of October 28, 2025, the number of common shares outstanding is 1,687,433,930.
[c].	Represents current assets divided by current liabilities (including short-term debt) as at September 30, 2025 and December 31, 2024.
[d].	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2025 and December 31, 2024.
[e].	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.

Balance Sheet Review

Total assets were $48.4 billion as at September 30, 2025, slightly higher than total assets as at December 31, 2024, driven by the cash proceeds received from the sale of our 50% interest in the Donlin project, partially offset by the net impact of the deconsolidation and derecognition of the assets, liabilities and non-controlling interests of Loulo-Gounkoto and recognition of an investment at fair value following the loss of control event as it was placed on temporary provisional administration on June 16, 2025.

  Our asset base is primarily comprised of non-current assets such as property, plant and equipment and equity method investments, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions and creation of joint ventures with other mining companies. Other significant assets include our investment in Loulo-Gounkoto, production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.

  Total liabilities as at September 30, 2025 were $14.4 billion, in line with total liabilities at December 31, 2024. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, securities buybacks and dividends.

  Total cash and cash equivalents as at September 30, 2025 were $5.0 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at September 30, 2025, our total debt was $4.7 billion (cash and equivalents, net of debt was $323 million) and our debt-to-equity ratio was 0.14:1. This compares to total debt as at December 31, 2024 of $4.7 billion (debt, net of cash and equivalents was $655 million), and a debt-to-equity ratio of 0.14:1.

  Uses of cash for the remainder of 2025 include capital commitments of $1,244 million, and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $1,000 million during the remainder of the year, based on our annual guidance range on page 11. For the remainder of 2025, we have contractual obligations and commitments of $670 million for supplies and consumables. In addition, we have $124 million in interest payments and other amounts as detailed in the table on page 41. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as our existing cash balances as necessary. As at September 30, 2025, we have purchased $1 billion of Barrick shares under our share repurchase program for the year-to-date, which was the previously authorized limit. On November 7, 2025 the Board of Directors approved a $500 million increase to the authorized limit of the current program that expires in February 2026.

  Also on November 7, 2025 the Board of Directors approved a 25% increase in the quarterly base dividend to $0.125 per share. We also have a performance dividend policy that enhances shareholder returns when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our balance sheet at the end of each quarter as per the schedule below.

BARRICK THIRD QUARTER 2025	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend

Level I	Net cash <$0	$0.125 per share	$0.00 per share	$0.125 per share

Level II	Net cash >$0 and <$0.5B	$0.125 per share	$0.05 per share	$0.175 per share

Level III	Net cash >$0.5B and <$1B	$0.125 per share	$0.10 per share	$0.225 per share

Level IV	Net cash >$1B	$0.125 per share	$0.15 per share	$0.275 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

  Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2025, we completed an update to our undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2030. The revolving Credit Facility incorporates sustainability-linked metrics and are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was negative 0.01:1 as at September 30, 2025 (0.02:1 as at December 31, 2024).

Summary of Cash Inflow (Outflow)

($ millions)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Net cash provided by operating activities	2,422	1,329	1,180	4,963	3,099

Investing activities

Capital expenditures	(943)	(934)	(736)	(2,714)	(2,283)

Divestitures	0	999	0	999	0

Income taxes paid on divestitures	(44)	(87)	0	(131)	0

Funding of equity method investments	(1)	0	0	(1)	(55)

Dividends received from equity method investments	63	53	38	154	127

Shareholder loan repayments from equity method investments	64	53	49	177	139

Investment sales	0	0	44	0	77

Other	0	2	2	2	9

Total investing inflows/(outflows)	(861)	86	(603)	(1,514)	(1,986)

Net change in debt[a]	(3)	(16)	(4)	(22)	(11)

Dividends[b]	(254)	(170)	(174)	(596)	(524)

Net disbursements to non-controlling interests	(423)	(280)	(110)	(828)	(348)

Share buyback program	(589)	(268)	(95)	(1,000)	(144)

Other	(26)	13	(4)	(9)	(6)

Total financing outflows	(1,295)	(721)	(387)	(2,455)	(1,033)

Effect of exchange rate	1	0	(1)	1	(3)

Increase (decrease) in cash and equivalents	267	694	189	995	77

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.

For Q3 2025 and YTD 2025, we declared and paid dividends per share in US dollars totaling $0.15 and $0.35, respectively (Q2 2025: declared and paid $0.10; Q3 2024: declared and paid $0.10; YTD 2024: declared and paid $0.30).

Q3 2025 compared to Q2 2025

In Q3 2025, we generated $2,422 million in operating cash flow, compared to $1,329 million in Q2 2025. The increase of $1,093 million was primarily due to higher realized gold prices1, increased gold sales volumes, and lower gold TCC/ oz1. Operating cash flow was further impacted by a favorable movement in working capital, mainly in accounts receivable, partially offset by an unfavorable movement in accounts payable and inventory. The decrease in accounts receivable mainly relates to our mines in Tanzania and Zambia where sales occurred at the end of Q2 2025 with the receipt of the cash early in Q3 2025. These results were also positively impacted by a decrease in cash taxes paid and lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters.

  Cash outflows from investing activities in Q3 2025 were $861 million, compared to cash inflows of $86 million in Q2 2025. The increased outflow of $947 million was

BARRICK THIRD QUARTER 2025	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

primarily due to proceeds from the sale of our 50% interest in the Donlin project in Q2 2025. Capital expenditures in Q3 2025 were largely in line with Q2 2025, as increased project capital expenditures1 relating to Reko Diq site infrastructure and the Lumwana Super Pit Expansion project were largely offset by lower minesite sustaining capital expenditures1 mainly due to the end of waste stripping at Crossroads Phase 6 at Cortez.

Net financing cash outflows for Q3 2025 amounted to $1,295 million, compared to $721 million in Q2 2025. The increase of $574 million is primarily due to increased repurchases of shares under our share buyback program compared to Q2 2025. This was combined with higher net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM, and higher dividends paid as Q3 2025 included a $0.05 performance dividend reflecting our increased cash position.

Q3 2025 compared to Q3 2024

In Q3 2025, we generated $2,422 million in operating cash flow, compared to $1,180 million in Q3 2024. The increase of $1,242 million was primarily due to higher realized gold prices1, partially offset by lower gold sales volumes and higher gold TCC/oz1. This was combined with a favorable movement in working capital, mainly in accounts receivable. The decrease in accounts receivable mainly relates to our mines in Tanzania and Zambia where sales were delayed to the end of Q2 2025 with the receipt of the cash occurring early in Q3. These results were partially offset by higher cash taxes paid.

Cash outflows from investing activities in Q3 2025 were $861 million compared to $603 million in Q3 2024. The increase of $258 million was primarily due to higher capital expenditures driven by increased project capital expenditures1, mainly related to costs being capitalized at Reko Diq as the feasibility study was completed in Q4 2024 and at Lumwana on the Super Pit Expansion project, partially offset by decreased minesite sustaining capital expenditures1 mainly at Carlin driven by purchases of the Komatsu-930 truck fleet occurring in Q3 2024 and lower open pit waste stripping, and at Loulo-Gounkoto as operations were temporarily suspended and the mine was subsequently placed under a temporary provisional administration on June 16, 2025.

Net financing cash outflows for Q3 2025 amounted to $1,295 million compared to $387 million in Q3 2024. The increase of $908 million is primarily due to increased repurchases of shares under our share buyback program in Q3 2025. This was combined with higher net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM, and higher dividends paid as Q3 2025 included a $0.05 performance dividend reflecting our increased cash position.

YTD 2025 compared to YTD 2024

For YTD 2025, we generated $4,963 million in operating cash flow, compared to $3,099 million in YTD 2024. The increase of $1,864 million was primarily due to higher realized gold prices1 and lower C1 cash costs/lb1, partially offset by lower gold sales volumes and higher TCC/oz1. This was combined with a favorable change in working capital mainly in other current liabilities and accounts receivable. These impacts were partially offset by higher cash taxes paid.

Cash outflows from investing activities for YTD 2025 were $1,514 million compared to $1,986 million in YTD 2024. The decrease of $472 million was primarily due to proceeds from the sale of our 50% interest in the Donlin project. This was partially offset by higher capital expenditures as a result of higher project capital expenditures1 mainly related to costs being capitalized at Reko Diq as the feasibility study was completed in Q4 2024 and at Lumwana on the Super Pit Expansion project, partially offset by lower minesite sustaining capital expenditures1 mainly at Carlin driven by purchases of the Komatsu-930 truck fleet occurring in YTD 2024 and lower open pit waste stripping, and at Loulo-Gounkoto as operations were temporarily suspended and the mine was subsequently placed under a temporary provisional administration on June 16, 2025.

Net financing cash outflows for YTD 2025 amounted to $2,455 million, compared to $1,033 million in YTD 2024. The increased outflow of $1,422 million is primarily due to increased repurchases of shares under our share buyback program in the current year. This was combined with higher net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM, and higher dividends paid as Q3 2025 included a $0.05 performance dividend reflecting our increased cash position.

BARRICK THIRD QUARTER 2025	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 18 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 9/30/25

	2025	2026	2027	2028	2029	2030 and thereafter	Total

Debt[a]

Repayment of principal	12	47	0	0	0	4,630	4,689

Capital leases	2	13	14	12	1	3	45

Interest	124	283	279	278	277	2,658	3,899

Provisions for environmental rehabilitation[b]	58	148	119	165	135	1,931	2,556

Restricted share units	22	56	13	0	0	0	91

Pension benefits and other post-retirement benefits	1	5	4	4	4	62	80

Purchase obligations for supplies and consumables[c]	670	307	251	164	149	56	1,597

Capital commitments[d]	1,244	612	224	171	30	0	2,281

Social development costs[e]	41	58	9	5	5	65	183

Other obligations[f]	10	64	66	61	59	544	804

Total	2,184	1,593	979	860	660	9,949	16,225

a.

Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2025. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[b].	Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of environmental rehabilitation.
c.	Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.	Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.	Social development costs: Includes a commitment of $14 million in 2030 and thereafter, related to the funding of a power transmission line in Argentina.
f.

Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp. due in 2039, and minimum royalty payments.

BARRICK THIRD QUARTER 2025	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2025	2025	2025	2024	2024	2024	2024	2023

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	4,148	3,681	3,130	3,645	3,368	3,162	2,747	3,059

Realized price/oz – gold[b]	3,457	3,295	2,898	2,657	2,494	2,344	2,075	1,986

Realized price/lb – copper[b]	4.39	4.36	4.51	3.96	4.27	4.53	3.86	3.78

Cost of sales	1,890	1,878	1,785	1,995	2,051	1,979	1,936	2,139

Net earnings	1,302	811	474	996	483	370	295	479

Per share (dollars)[c]	0.76	0.47	0.27	0.57	0.28	0.21	0.17	0.27

Adjusted net earnings[b]	982	800	603	794	529	557	333	466

Per share (dollars)[b,c]	0.58	0.47	0.35	0.46	0.30	0.32	0.19	0.27

Operating cash flow	2,422	1,329	1,212	1,392	1,180	1,159	760	997

Consolidated capital expenditures[d]	943	934	837	891	736	819	728	861

Free cash flow[b]	1,479	395	375	501	444	340	32	136

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.
c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.	Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with significant increase in the gold price and ongoing strength in the copper price, has resulted in strong operating cash flows over the past several quarters and record high free cash flow for Q3 2025. The positive operating cash flow generated has allowed us to continue to reinvest in our business including our key growth projects, maintain a strong balance sheet and increase returns to shareholders.

In addition to the strength in metal prices, net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In Q2 2025, we recorded a net loss of $1,035 million on the deconsolidation of Loulo-Gounkoto following the change of control after it was placed under a temporary provisional administration on June 16, 2025 (refer to note 17 of the Financial Statements for further details), which was partially offset by the recognition of our 80% equity investment in Loulo-Gounkoto. In addition, we recorded a gain of $745 million on the sale of our 50% interest in the Donlin Gold project. In Q4 2024, we recorded non-current asset impairment reversals of $655 million at Lumwana and $437 million at Veladero. In addition, we recorded a goodwill impairment of $484 million related to Loulo-Gounkoto. In Q2 2024, we recorded a provision following the settlement of the Zaldívar Tax Assessments in Chile (refer to note 18 of the Financial Statements). In Q4 2023, we recorded a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023. In addition, we recorded a long-lived asset impairment of $280 million at Long Canyon.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2024 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Group Chief Operating Officer and Interim President and Chief Executive Officer, and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK THIRD QUARTER 2025	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS. Our material accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions, including our assessment of the impacts following the loss of control of our Loulo-Gounkoto mine, are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

∎	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
∎	Acquisition/disposition gains/losses;
∎	Foreign currency translation gains/losses;
∎	Significant tax adjustments;
∎	Other items that are not indicative of the underlying operating performance of our core mining business; and
∎	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/ disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2025	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Net earnings attributable to equity holders of the Company	1,302	811	483	2,587	1,148

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	3	0	2	7	20

Acquisition/disposition (gains) losses[b]	(250)	289	(1)	39	(7)

(Gain) loss on currency translation	(3)	(2)	4	(3)	21

Significant tax adjustments[c]	(119)	(35)	(30)	(169)	136

Other expense adjustments[d]	47	44	97	264	136

Non-controlling interest	0	(4)	(7)	(15)	(11)

Tax effect[e]	2	(303)	(19)	(325)	(24)

Adjusted net earnings	982	800	529	2,385	1,419

Net earnings per share[f]	0.76	0.47	0.28	1.51	0.65

Adjusted net earnings per share[f]	0.58	0.47	0.30	1.39	0.81

a.	There were no significant impairment charges or reversals in the current period or prior periods.
b.

Acquisition/disposition (gains) losses for Q3 2025 mainly related to the $250 million revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025 (resulting in a Q2 2025 net loss of $1,035 million) following the change of control after it was placed under a temporary provisional administration on June 16, 2025. This loss in Q2 2025 and YTD 2025 was partially offset by a gain of $745 million on the sale of our 50% interest in the Donlin Gold project.

[c].

For Q3 2025, significant tax adjustments include the re-measurement of deferred tax balances and the recognition of deferred tax assets. Significant tax adjustments for YTD 2025 also include the adjustments in respect of prior years. For Q3 2024, significant tax adjustments include the re-measurement of deferred tax balances and the recognition of deferred tax assets. Significant tax adjustments for YTD 2024 also include the adjustments in respect of prior years and the proposed settlement of the Zaldívar Tax Assessments in Chile.

d.

Other expense adjustments for the 2025 periods mainly relate to reduced operation costs at Loulo-Gounkoto. Q3 2025 also includes severance costs and YTD 2025 was further impacted by the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc. Other adjustments in Q3 2024 mainly relate to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership, and changes in the discount rate assumptions on our closed mine rehabilitation provision, combined with a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick. YTD 2024 was further impacted by the interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile.

e.	Tax effect for Q2 2025 and YTD 2025 primarily relates to acquisition/disposition losses (gains).
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Net cash provided by operating activities	2,422	1,329	1,180	4,963	3,099

Capital expenditures	(943)	(934)	(736)	(2,714)	(2,283)

Consolidated free cash flow	1,479	395	444	2,249	816

Free cash flow applicable to equity investees	191	66	71	413	247

Non-controlling interests	(516)	(249)	(210)	(885)	(475)

Attributable free cash flow	1,154	212	305	1,777	588

Capital Expenditures

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce/pound.

Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2025	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Minesite sustaining capital expenditures	395	479	511	1,438	1,692

Project capital expenditures	532	439	221	1,240	562

Capitalized interest	16	16	4	36	29

Total consolidated capital expenditures	943	934	736	2,714	2,283

Total cash costs per ounce, All-in sustaining costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

TCC/oz and AISC/oz are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis.

TCC start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. AISC start with TCC and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

We believe that our use of TCC and AISC will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

TCC/oz and AISC/oz are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs/lb and AISC/lb are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs/lb enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs/lb excludes royalties and non-routine charges as they are not direct production costs. AISC/lb is similar to the gold AISC metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. AISC/lb includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK THIRD QUARTER 2025	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per oz information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

COS applicable to gold production		1,690	1,676	1,856	4,934	5,416

Depreciation		(384)	(359)	(409)	(1,085)	(1,217)

Total cash costs applicable to equity method investments		114	101	93	324	226

By-product credits		(80)	(64)	(58)	(204)	(189)

Non-recurring items	a	0	0	0	0	0

Other	b	5	11	3	21	10

Non-controlling interests	c	(393)	(411)	(417)	(1,168)	(1,210)

Total cash costs		952	954	1,068	2,822	3,036

General & administrative costs		77	39	46	158	106

Minesite exploration and evaluation costs	d	7	7	10	19	29

Minesite sustaining capital expenditures	e	395	479	511	1,438	1,692

Sustaining leases		7	7	8	22	23

Rehabilitation - accretion and amortization (operating sites)	f	17	16	14	50	51

Non-controlling interest, copper operations and other	g	(171)	(208)	(199)	(596)	(701)

All-in sustaining costs		1,284	1,294	1,458	3,913	4,236

Ounces sold - attributable basis (koz)	h	837	770	967	2,358	2,833

COS/oz	i,j	1,562	1,654	1,472	1,613	1,447

TCC/oz	j	1,137	1,239	1,104	1,197	1,072

TCC/oz (on a co-product basis)	j,k	1,199	1,292	1,145	1,253	1,117

AISC/oz	j	1,538	1,684	1,507	1,660	1,495

AISC/oz (on a co-product basis)	j,k	1,600	1,737	1,548	1,716	1,540

a.	Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of TCC.

b.	Other - Other adjustments mainly relate to treatment and refinement charges.

c.

Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $540 million and $1,567 million for Q3 2025 and YTD 2025, respectively, (Q2 2025: $540 million; Q3 2024: $556 million; YTD 2024: $1,630 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

d.

Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 36 of this MD&A.

e.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.

Rehabilitation—accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.

Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. The impact is summarized as the following:

($ millions)		For the three months ended		For the nine months ended

Non-controlling interest, copper operations and other	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

General & administrative costs	(13)	(6)	(7)	(25)	(17)

Minesite exploration and evaluation expenses	(1)	(3)	(2)	(4)	(8)

Rehabilitation - accretion and amortization (operating sites)	(5)	(6)	(5)	(16)	(16)

Minesite sustaining capital expenditures	(152)	(193)	(185)	(551)	(660)

All-in sustaining costs total	(171)	(208)	(199)	(596)	(701)

h.	Ounces sold - attributable basis - Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.

COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs/oz
TCC/oz and AISC/oz presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

By-product credits	80	64	58	204	189

Non-controlling interest	(28)	(23)	(18)	(71)	(60)

By-product credits (net of non-controlling interest)	52	41	40	133	129

BARRICK THIRD QUARTER 2025	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis, by operating segment

($ millions, except per oz information in dollars)					For the three months ended 9/30/25

	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]

COS applicable to gold production		413	322	201	91	1,029	63

Depreciation		(80)	(73)	(48)	(18)	(220)	(7)

By-product credits		(1)	(1)	(1)	(49)	(52)	(1)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	6	6	0

Non-controlling interests		(129)	(95)	(58)	(12)	(294)	0

Total cash costs		203	153	94	18	469	55

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	1	0	1	5	0

Minesite sustaining capital expenditures	f	116	26	20	10	176	14

Sustaining capital leases		0	0	0	1	1	0

Rehabilitation - accretion and amortization (operating sites)	g	3	5	1	1	10	0

Non-controlling interests		(46)	(12)	(9)	(5)	(74)	0

All-in sustaining costs		279	173	106	26	587	69

Ounces sold - attributable basis (koz)		170	123	85	28	406	29

COS/oz	h,i	1,493	1,612	1,452	2,010	1,557	2,145

TCC/oz	i	1,201	1,242	1,099	664	1,156	1,874

TCC/oz (on a co-product basis)	i,j	1,206	1,247	1,106	1,618	1,226	1,885

AISC/oz	i	1,643	1,407	1,244	935	1,448	2,417

AISC/oz (on a co-product basis)	i,j	1,648	1,412	1,251	1,889	1,518	2,428

($ millions, except per oz information in dollars)		For the three months ended 9/30/25

	Footnote	Pueblo Viejo	Veladero	Porgera

COS applicable to gold production		260	60	38

Depreciation		(77)	(23)	(9)

By-product credits		(16)	(2)	(1)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(66)	0	0

Total cash costs		101	35	28

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	0	0

Minesite sustaining capital expenditures	f	47	30	8

Sustaining capital leases		0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	2	1	1

Non-controlling interests		(21)	0	0

All-in sustaining costs		129	66	37

Ounces sold - attributable basis (koz)		108	44	24

COS/oz	h,i	1,451	1,352	1,599

TCC/oz	i	929	787	1,200

TCC/oz (on a co-product basis)	i,j	1,022	831	1,209

AISC/oz	i	1,198	1,498	1,594

AISC/oz (on a co-product basis)	i,j	1,291	1,542	1,604

BARRICK THIRD QUARTER 2025	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)				For the three months ended 9/30/25

	Footnote	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon[l]	Bulyanhulu

COS applicable to gold production		—	124	130	60	87

Depreciation		—	(38)	(35)	(6)	(18)

By-product credits		—	0	(2)	0	(6)

Non-recurring items	c	—	0	0	0	0

Other	d	—	0	0	0	0

Non-controlling interests		—	0	(16)	(5)	(10)

Total cash costs		—	86	77	49	53

General & administrative costs		—	0	0	0	0

Minesite exploration and evaluation costs	e	—	0	0	0	0

Minesite sustaining capital expenditures	f	—	19	16	1	21

Sustaining capital leases		—	2	0	1	0

Rehabilitation - accretion and amortization (operating sites)	g	—	1	2	1	0

Non-controlling interests		—	0	(3)	0	(3)

All-in sustaining costs		—	108	92	52	71

Ounces sold - attributable basis (koz)		—	84	72	30	40

COS/oz	h,i	—	1,482	1,497	1,787	1,817

TCC/oz	i	—	1,019	1,069	1,605	1,334

TCC/oz (on a co-product basis)	i,j	—	1,026	1,095	1,612	1,445

AISC/oz	i	—	1,286	1,268	1,692	1,790

AISC/oz (on a co-product basis)	i,j	—	1,293	1,294	1,699	1,901

($ millions, except per oz information in dollars)					For the three months ended 6/30/25

	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]

COS applicable to gold production		429	294	216	92	1,031	58

Depreciation		(68)	(62)	(44)	(18)	(192)	(10)

By-product credits		(1)	(1)	(1)	(34)	(37)	0

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	6	6	0

Non-controlling interests		(138)	(89)	(66)	(18)	(312)	0

Total cash costs		222	142	105	28	496	48

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	4	2	0	1	7	0

Minesite sustaining capital expenditures	f	128	72	26	13	246	7

Sustaining capital leases		0	0	0	0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	2	4	1	2	9	1

Non-controlling interests		(52)	(30)	(9)	(6)	(100)	0

All-in sustaining costs		304	190	123	38	659	57

Ounces sold - attributable basis (koz)		166	107	75	28	376	32

COS/oz	h,i	1,589	1,687	1,761	2,033	1,685	1,837

TCC/oz	i	1,330	1,326	1,394	1,010	1,319	1,512

TCC/oz (on a co-product basis)	i,j	1,335	1,331	1,403	1,634	1,370	1,524

AISC/oz	i	1,826	1,774	1,621	1,376	1,749	1,766

AISC/oz (on a co-product basis)	i,j	1,831	1,779	1,630	2,000	1,800	1,778

BARRICK THIRD QUARTER 2025	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)		For the three months ended 6/30/25

	Footnote	Pueblo Viejo	Veladero	Porgera

COS applicable to gold production		267	82	32

Depreciation		(77)	(31)	(7)

By-product credits		(11)	(2)	0

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(72)	0	0

Total cash costs		107	49	25

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	2	1

Minesite sustaining capital expenditures	f	61	34	8

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	2	0	0

Non-controlling interests		(25)	0	0

All-in sustaining costs		145	86	35

Ounces sold - attributable basis (koz)		93	67	24

COS/oz	h,i	1,715	1,234	1,354

TCC/oz	i	1,147	751	1,041

TCC/oz (on a co-product basis)	i,j	1,219	775	1,051

AISC/oz	i	1,552	1,295	1,406

AISC/oz (on a co-product basis)	i,j	1,624	1,319	1,416

($ millions, except per oz information in dollars)				For the three months ended 6/30/25

	Footnote	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon[l]	Bulyanhulu

COS applicable to gold production		—	108	84	74	64

Depreciation		—	(32)	(19)	(6)	(14)

By-product credits		—	(1)	(2)	0	(7)

Non-recurring items	c	—	0	0	0	0

Other	d	—	0	0	0	1

Non-controlling interests		—	0	(9)	(7)	(7)

Total cash costs		—	75	54	61	37

General & administrative costs		—	0	0	0	0

Minesite exploration and evaluation costs	e	—	0	0	0	0

Minesite sustaining capital expenditures	f	—	10	11	4	25

Sustaining capital leases		—	3	0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	—	0	1	2	1

Non-controlling interests		—	0	(2)	(1)	(4)

All-in sustaining costs		—	88	64	66	59

Ounces sold - attributable basis (koz)		—	69	50	28	31

COS/oz	h,i	—	1,565	1,430	2,397	1,722

TCC/oz	i	—	1,094	1,073	2,204	1,189

TCC/oz (on a co-product basis)	i,j	—	1,099	1,100	2,207	1,353

AISC/oz	i	—	1,273	1,292	2,390	1,885

AISC/oz (on a co-product basis)	i,j	—	1,278	1,319	2,393	2,049

BARRICK THIRD QUARTER 2025	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)					For the three months ended 9/30/24

	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]

COS applicable to gold production		449	246	208	83	987	55

Depreciation		(69)	(55)	(46)	(15)	(185)	(8)

By-product credits		(1)	0	(1)	(39)	(41)	0

Non-recurring items	c	0	0	0	0	0	0

Other	d	(8)	0	0	7	(1)	0

Non-controlling interests		(143)	(73)	(62)	(14)	(293)	0

Total cash costs		228	118	99	22	467	47

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	3	2	1	9	0

Minesite sustaining capital expenditures	f	150	57	25	13	251	11

Sustaining capital leases		0	0	0	0	0	1

Rehabilitation - accretion and amortization (operating sites)	g	4	4	1	2	11	0

Non-controlling interests		(60)	(26)	(11)	(6)	(106)	0

All-in sustaining costs		325	156	116	32	632	59

Ounces sold - attributable basis (koz)		183	99	77	28	387	28

COS/oz	h,i	1,478	1,526	1,674	1,789	1,553	1,929

TCC/oz	i	1,249	1,180	1,295	764	1,205	1,623

TCC/oz (on a co-product basis)	i,j	1,252	1,183	1,305	1,465	1,260	1,633

AISC/oz	i	1,771	1,570	1,516	1,113	1,633	2,044

AISC/oz (on a co-product basis)	i,j	1,774	1,573	1,526	1,814	1,688	2,054

($ millions, except per oz information in dollars)		For the three months ended 9/30/24

	Footnote	Pueblo Viejo	Veladero	Porgera

COS applicable to gold production		235	102	22

Depreciation		(78)	(24)	(3)

By-product credits		(5)	(3)	0

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(61)	0	0

Total cash costs		91	75	19

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	0	1

Minesite sustaining capital expenditures	f	41	33	3

Sustaining capital leases		0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	2	0	0

Non-controlling interests		(18)	0	0

All-in sustaining costs		116	108	23

Ounces sold - attributable basis (koz)		96	78	19

COS/oz	h,i	1,470	1,311	1,163

TCC/oz	i	957	951	999

TCC/oz (on a co-product basis)	i,j	985	995	1,016

AISC/oz	i	1,221	1,385	1,214

AISC/oz (on a co-product basis)	i,j	1,249	1,429	1,231

BARRICK THIRD QUARTER 2025	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)				For the three months ended 9/30/24

	Footnote	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon[l]	Bulyanhulu

COS applicable to gold production		212	111	102	85	74

Depreciation		(66)	(35)	(23)	(8)	(16)

By-product credits		0	0	(1)	0	(6)

Non-recurring items	c	0	0	0	0	0

Other	d	0	0	0	0	2

Non-controlling interests		(29)	0	(12)	(8)	(9)

Total cash costs		117	76	66	69	45

General & administrative costs		0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0

Minesite sustaining capital expenditures	f	70	12	17	8	12

Sustaining capital leases		0	1	0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	1	0	2	0	0

Non-controlling interests		(14)	0	(3)	(1)	(1)

All-in sustaining costs		174	89	82	76	56

Ounces sold - attributable basis (koz)		135	77	78	32	37

COS/oz	h,i	1,257	1,441	1,108	2,403	1,628

TCC/oz	i	865	978	850	2,184	1,191

TCC/oz (on a co-product basis)	i,j	866	983	863	2,188	1,288

AISC/oz	i	1,288	1,172	1,052	2,388	1,470

AISC/oz (on a co-product basis)	i,j	1,289	1,177	1,065	2,392	1,567

($ millions, except per oz information in dollars)				For the nine months ended 9/30/25

	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]

COS applicable to gold production		1,243	857	620	262	2,985	188

Depreciation		(210)	(192)	(139)	(53)	(595)	(27)

By-product credits		(4)	(3)	(3)	(116)	(126)	(1)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	18	18	0

Non-controlling interests		(397)	(254)	(184)	(43)	(879)	0

Total cash costs		632	408	294	68	1,403	160

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	8	4	0	2	15	0

Minesite sustaining capital expenditures	f	497	150	68	33	762	29

Sustaining capital leases		0	0	0	1	2	2

Rehabilitation - accretion and amortization (operating sites)	g	8	13	3	5	29	1

Non-controlling interests		(197)	(64)	(27)	(16)	(310)	0

All-in sustaining costs		948	511	338	93	1,901	192

Ounces sold - attributable basis (koz)		478	326	238	85	1,127	100

COS/oz	h,i	1,594	1,616	1,600	1,907	1,626	1,884

TCC/oz	i	1,323	1,249	1,234	807	1,245	1,596

TCC/oz (on a co-product basis)	i,j	1,329	1,254	1,242	1,525	1,304	1,607

AISC/oz	i	1,982	1,566	1,417	1,107	1,687	1,925

AISC/oz (on a co-product basis)	i,j	1,988	1,571	1,425	1,825	1,746	1,936

BARRICK THIRD QUARTER 2025	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)	For the nine months ended 9/30/25

	Footnote	Pueblo Viejo	Veladero	Porgera

COS applicable to gold production		764	221	106

Depreciation		(229)	(79)	(23)

By-product credits		(39)	(5)	(1)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(198)	0	0

Total cash costs		298	137	82

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	3	1

Minesite sustaining capital expenditures	f	167	97	22

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	5	2	1

Non-controlling interests		(69)	0	0

All-in sustaining costs		401	240	107

Ounces sold - attributable basis (koz)		277	179	69

COS/oz	h,i	1,653	1,227	1,536

TCC/oz	i	1,074	761	1,186

TCC/oz (on a co-product basis)	i,j	1,160	788	1,195

AISC/oz	i	1,446	1,336	1,555

AISC/oz (on a co-product basis)	i,j	1,532	1,363	1,564

($ millions, except per oz information in dollars)	For the nine months ended 9/30/25

	Footnote	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon[l]	Bulyanhulu

COS applicable to gold production		—	345	316	204	228

Depreciation		—	(102)	(75)	(18)	(48)

By-product credits		—	(1)	(5)	0	(20)

Non-recurring items	c	—	0	0	0	0

Other	d	—	0	0	0	2

Non-controlling interests		—	0	(38)	(19)	(26)

Total cash costs		—	242	198	167	136

General & administrative costs		—	0	0	0	0

Minesite exploration and evaluation costs	e	—	0	0	0	0

Minesite sustaining capital expenditures	f	—	41	48	8	74

Sustaining capital leases		—	7	0	1	0

Rehabilitation - accretion and amortization (operating sites)	g	—	1	4	5	1

Non-controlling interests		—	0	(8)	(1)	(12)

All-in sustaining costs		—	291	242	180	199

Ounces sold - attributable basis (koz)		—	220	190	87	109

COS/oz	h,i	—	1,572	1,393	2,101	1,754

TCC/oz	i	—	1,101	1,040	1,916	1,250

TCC/oz (on a co-product basis)	i,j	—	1,107	1,062	1,921	1,385

AISC/oz	i	—	1,325	1,270	2,063	1,831

AISC/oz (on a co-product basis)	i,j	—	1,331	1,292	2,068	1,966

BARRICK THIRD QUARTER 2025	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)					For the nine months ended 9/30/24

	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]

COS applicable to gold production		1,378	731	567	259	2,938	184

Depreciation		(232)	(187)	(125)	(50)	(595)	(27)

By-product credits		(2)	(2)	(2)	(117)	(123)	0

Non-recurring items	c	0	0	0	0	0	0

Other	d	(17)	0	0	20	3	0

Non-controlling interests		(434)	(208)	(170)	(43)	(856)	0

Total cash costs		693	334	270	69	1,367	157

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	9	6	5	4	25	0

Minesite sustaining capital expenditures	f	544	194	81	32	874	30

Sustaining capital leases		0	0	0	1	2	3

Rehabilitation - accretion and amortization (operating sites)	g	11	12	3	5	31	0

Non-controlling interests		(218)	(82)	(34)	(16)	(360)	0

All-in sustaining costs		1,039	464	325	95	1,939	190

Ounces sold - attributable basis (koz)		592	321	209	89	1,211	105

COS/oz	h,i	1,410	1,401	1,668	1,784	1,481	1,754

TCC/oz	i	1,171	1,039	1,294	770	1,128	1,486

TCC/oz (on a co-product basis)	i,j	1,173	1,042	1,301	1,444	1,180	1,495

AISC/oz	i	1,753	1,445	1,554	1,065	1,600	1,798

AISC/oz (on a co-product basis)	i,j	1,755	1,448	1,561	1,739	1,652	1,807

($ millions, except per oz information in dollars)		For the nine months ended 9/30/24

	Footnote	Pueblo Viejo	Veladero	Porgera

COS applicable to gold production		658	235	36

Depreciation		(203)	(57)	(5)

By-product credits		(29)	(7)	(1)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(171)	0	0

Total cash costs		255	171	30

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	3	1

Minesite sustaining capital expenditures	f	135	79	3

Sustaining capital leases		0	0	1

Rehabilitation - accretion and amortization (operating sites)	g	5	0	1

Non-controlling interests		(56)	0	0

All-in sustaining costs		339	253	36

Ounces sold - attributable basis (koz)		257	179	31

COS/oz	h,i	1,538	1,308	1,151

TCC/oz	i	995	945	977

TCC/oz (on a co-product basis)	i,j	1,063	989	1,002

AISC/oz	i	1,322	1,409	1,162

AISC/oz (on a co-product basis)	i,j	1,390	1,453	1,187

BARRICK THIRD QUARTER 2025	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)				For the nine months ended 9/30/24

	Footnote	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon[l]	Bulyanhulu

COS applicable to gold production		616	304	288	259	219

Depreciation		(195)	(99)	(59)	(30)	(47)

By-product credits		0	(1)	(2)	0	(19)

Non-recurring items	c	0	0	0	0	0

Other	d	0	0	0	0	2

Non-controlling interests		(84)	0	(36)	(24)	(25)

Total cash costs		337	204	191	205	130

General & administrative costs		0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0

Minesite sustaining capital expenditures	f	196	43	51	15	46

Sustaining capital leases		1	5	0	1	0

Rehabilitation - accretion and amortization (operating sites)	g	4	1	4	7	1

Non-controlling interests		(40)	0	(9)	(3)	(7)

All-in sustaining costs		498	253	237	225	170

Ounces sold - attributable basis (koz)		412	230	174	113	121

COS/oz	h,i	1,197	1,320	1,393	2,062	1,511

TCC/oz	i	818	884	1,100	1,821	1,069

TCC/oz (on a co-product basis)	i,j	819	889	1,110	1,827	1,189

AISC/oz	i	1,209	1,103	1,365	1,997	1,394

AISC/oz (on a co-product basis)	i,j	1,210	1,108	1,375	2,003	1,514

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge and Phoenix.

b.	On September 10, 2025, we reached an agreement to sell the Hemlo gold mine to Carcetti Capital Corp. for gross proceeds of up to $1.09 billion. The transaction is expected to close in Q4 2025.

c.	Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of TCC.

d.	Other - Other adjustments at Carlin include the removal of TCC and by-product credits associated with Emigrant, which is producing incidental ounces.

e.

Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 36 of this MD&A.

f.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

g.

Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.

COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

j.	Co-product costs/oz - TCC/oz and AISC/oz presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)					For the three months ended 9/30/25

	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo

By-product credits	1	1	1	49	52	1	16

Non-controlling interest	(1)	0	0	(19)	(20)	0	(7)

By-product credits (net of non-controlling interest)	0	1	1	30	32	1	9

($ millions)					For the three months ended 9/30/25

	Veladero	Porgera	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon[l]	Bulyanhulu

By-product credits	2	1	—	0	2	0	6

Non-controlling interest	0	0	—	0	(1)	0	(1)

By-product credits (net of non-controlling interest)	2	1	—	0	1	0	5

($ millions)					For the three months ended 6/30/25

	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo

By-product credits	1	1	1	34	37	0	11

Non-controlling interest	0	0	(1)	(13)	(14)	0	(4)

By-product credits (net of non-controlling interest)	1	1	0	21	23	0	7

BARRICK THIRD QUARTER 2025	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)					For the three months ended 6/30/25

	Veladero	Porgera	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon[l]	Bulyanhulu

By-product credits	2	0	—	1	2	0	7

Non-controlling interest	0	0	—	0	0	0	(1)

By-product credits (net of non-controlling interest)	2	0	—	1	2	0	6

($ millions)					For the three months ended 9/30/24

	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo

By-product credits	1	0	1	39	41	0	5

Non-controlling interest	(1)	0	(1)	(15)	(17)	0	(2)

By-product credits (net of non-controlling interest)	0	0	0	24	24	0	3

($ millions)					For the three months ended 9/30/24

	Veladero	Porgera	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon[l]	Bulyanhulu

By-product credits	3	0	0	0	1	0	6

Non-controlling interest	0	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	3	0	0	0	1	0	5

($ millions)					For the nine months ended 9/30/25

	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo

By-product credits	4	3	3	116	126	1	39

Non-controlling interest	(2)	(1)	(1)	(45)	(49)	0	(16)

By-product credits (net of non-controlling interest)	2	2	2	71	77	1	23

($ millions)					For the nine months ended 9/30/25

	Veladero	Porgera	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon[l]	Bulyanhulu

By-product credits	5	1	—	1	5	0	20

Non-controlling interest	0	0	—	0	(1)	0	(3)

By-product credits (net of non-controlling interest)	5	1	—	1	4	0	17

($ millions)					For the nine months ended 9/30/24

	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo

By-product credits	2	2	2	117	123	0	29

Non-controlling interest	(1)	(1)	(1)	(45)	(48)	0	(12)

By-product credits (net of non-controlling interest)	1	1	1	72	75	0	17

($ millions)					For the nine months ended 9/30/24

	Veladero	Porgera	Loulo- Gounkoto[k]	Kibali	North Mara	Tongon[l]	Bulyanhulu

By-product credits	7	1	0	1	2	0	19

Non-controlling interest	0	0	0	0	0	0	(3)

By-product credits (net of non-controlling interest)	7	1	0	1	2	0	16

k.	As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, and subsequent loss of control on June 16, 2025, no operating or per ounce data is provided.

l.

On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the Atlantic Group for total consideration of up to $305 million. The transaction is expected to close in Q4 2025.

BARRICK THIRD QUARTER 2025	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per lb information in dollars)		For the three months ended		For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Cost of sales	193	193	187	594	527

Depreciation/amortization	(69)	(68)	(60)	(197)	(191)

Treatment and refinement charges	44	40	39	126	111

C1 cash costs applicable to equity method investments	91	84	83	265	249

Less: royalties	(25)	(25)	(17)	(71)	(45)

By-product credits	(7)	(12)	(3)	(24)	(14)

C1 cash costs	227	212	229	693	637

General & administrative costs	12	8	6	28	15

Rehabilitation - accretion and amortization	1	3	2	5	6

Royalties	25	25	17	71	45

Minesite exploration and evaluation costs	1	1	1	4	2

Minesite sustaining capital expenditures	93	90	71	240	265

Sustaining leases	2	2	2	7	7

All-in sustaining costs	361	341	328	1,048	977

Tonnes sold - attributable basis (Kt)	52	54	42	157	123

Pounds sold - attributable basis (Mlb)	116	118	91	347	270

COS/lba,b	2.68	2.56	3.23	2.72	3.16

C1 cash costs/lba	1.96	1.80	2.49	2.00	2.35

AISC/lba	3.14	2.90	3.57	3.03	3.62

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating segment

($ millions, except per lb information in dollars)							For the three months ended

	9/30/25			6/30/25			9/30/24

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	85	193	33	75	194	33	86	187	23

Depreciation/amortization	(20)	(68)	(7)	(18)	(69)	(6)	(22)	(60)	(4)

Treatment and refinement charges	0	42	2	0	39	1	0	34	5

Less: royalties	0	(25)	0	0	(25)	0	0	(17)	0

By-product credits	(1)	(2)	(4)	0	(4)	(8)	0	0	(3)

C1 cash costs	64	140	24	57	135	20	64	144	21

Rehabilitation - accretion and amortization	0	1	0	1	1	0	0	2	0

Royalties	0	25	0	0	25	0	0	17	0

Minesite exploration and evaluation costs	1	0	0	1	0	0	1	0	0

Minesite sustaining capital expenditures	13	78	2	10	78	2	7	62	2

Sustaining leases	2	0	0	1	0	1	2	0	0

All-in sustaining costs	80	244	26	70	239	23	74	225	23

Tonnes sold - attributable basis (Kt)	8	37	7	7	39	8	10	26	6

Pounds sold - attributable basis (Mlb)	17	83	16	17	85	16	21	57	13

COS/lba,b	5.02	2.32	2.08	4.59	2.25	2.11	4.04	3.27	1.76

C1 cash costs/lba	3.80	1.68	1.47	3.46	1.58	1.29	2.99	2.53	1.54

AISC/lba	4.82	2.93	1.65	4.34	2.79	1.46	3.45	3.94	1.76

BARRICK THIRD QUARTER 2025	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per lb information in dollars)					For the nine months ended

	9/30/25			9/30/24

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	248	595	99	246	527	81

Depreciation/amortization	(62)	(197)	(20)	(62)	(190)	(16)

Treatment and refinement charges	0	120	6	0	93	18

Less: royalties	0	(71)	0	0	(45)	0

By-product credits	(1)	(6)	(17)	0	0	(14)

Other	0	0	0	0	0	0

C1 cash costs	185	441	68	184	385	69

Rehabilitation - accretion and amortization	1	3	0	0	6	0

Royalties	0	71	0	0	45	0

Minesite exploration and evaluation costs	4	0	0	2	0	0

Minesite sustaining capital expenditures	28	206	6	18	239	8

Sustaining leases	5	1	1	5	1	1

All-in sustaining costs	223	722	75	209	676	78

Tonnes sold - attributable basis (thousands of tonnes)	25	110	22	28	73	22

Pounds sold -attributable basis (millions pounds)	55	243	49	61	161	48

COS/lba,b	4.53	2.44	2.05	4.04	3.27	1.68

C1 cash cost/lba	3.38	1.81	1.40	3.02	2.39	1.40

AISC/lba	4.11	2.97	1.55	3.42	4.20	1.60

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

∎	Income tax expense;
∎	Finance costs;
∎	Finance income; and
∎	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.

Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit.

Net leverage is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.

EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently.

BARRICK THIRD QUARTER 2025	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended		For the nine months ended
	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24

Net earnings	1,904	1,256	780	3,941	1,901

Income tax expense	477	102	245	857	826

Finance costs, net[a]	21	36	59	96	97

Depreciation	460	436	477	1,307	1,431

EBITDA	2,862	1,830	1,561	6,201	4,255

Impairment charges of non-current assets[b]	3	0	2	7	20

Acquisition/disposition losses (gains)[c]	(250)	289	(1)	39	(7)

(Gain) loss on currency translation	(3)	(2)	4	(3)	21

Other expense adjustments[d]	47	44	97	264	136

Income tax expense, net finance costs[a] and depreciation from equity investees	197	156	110	494	331

Adjusted EBITDA	2,856	2,317	1,773	7,002	4,756

Non-controlling Interests	(834)	(627)	(481)	(1,929)	(1,268)

Attributable EBITDA	2,022	1,690	1,292	5,073	3,488

Revenues - as adjusted[e]	3,405	3,050	2,806	9,140	7,686

Attributable EBITDA margin[f]	59%	55%	46%	56%	45%
	As at 9/30/25	As at 12/31/24	As at 9/30/24	As at 9/30/25	As at 12/31/24

Net leverage[g]	0.0:1	0.1:1	0.1:1	0.0:1	0.0:1

a.	Finance costs exclude accretion.
b.	There were no significant impairment charges or reversals in the current period or prior periods.
c.

Acquisition/disposition (gains) losses for Q3 2025 mainly related to the $250 million revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025 (resulting in a Q2 2025 net loss of $1,035 million) following the change of control after it was placed under a temporary provisional administration on June 16, 2025. This loss in Q2 2025 and YTD 2025 was partially offset by a gain of $745 million on the sale of our 50% interest in the Donlin Gold project.

d.

Other expense adjustments for the 2025 periods mainly relate to reduced operation costs at Loulo-Gounkoto. Q3 2025 also includes severance costs and YTD 2025 was further impacted by the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc. Other adjustments in Q3 2024 mainly relate to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership, and changes in the discount rate assumptions on our closed mine rehabilitation provision, combined with a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick. YTD 2024 was further impacted by the interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile.

e.	Refer to Reconciliation of Sales to Realized Price per oz/pound on page 58 of this MD&A.
f.	Represents attributable EBITDA divided by revenues - as adjusted.
g.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

∎	Treatment and refining charges; and
∎	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our

Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per oz/lb information in dollars)	Gold			Copper			Gold		Copper
				For the three months ended				For the nine months ended

	9/30/25	6/30/25	9/30/24	9/30/25	6/30/25	9/30/24	9/30/25	9/30/24	9/30/25	9/30/24

Sales	3,748	3,280	3,097	320	337	213	9,794	8,493	961	595

Sales applicable to non-controlling interests	(1,237)	(1,054)	(930)	0	0	0	(3,139)	(2,575)	0	0

Sales applicable to equity method investmentsa,[b]	377	306	241	147	135	141	935	609	446	438

Sales applicable to sites in closure or care and maintenance[c]	(1)	(1)	(2)	0	0	0	(3)	(7)	0	0

Treatment and refinement charges	7	7	7	44	40	39	20	22	126	111

Revenues – as adjusted	2,894	2,538	2,413	511	512	393	7,607	6,542	1,533	1,144

Ounces/pounds sold (koz/Mlb)[c]	837	770	967	116	118	91	2,358	2,833	347	270

Realized gold/copper price per oz/lbd	3,457	3,295	2,494	4.39	4.36	4.27	3,226	2,309	4.42	4.23

a.

Represents sales of $294 million and $711 million, respectively, for Q3 2025 and YTD 2025 (Q2 2025: $226 million; Q3 2024: $193 million; YTD 2024: $533 million) applicable to our 45% equity method investment in Kibali and $83 million and $224 million, respectively (Q2 2025: $80 million; Q3 2024: $48 million; YTD 2024: $76 million) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $77 million and $243 million, respectively, for Q3 2025 and YTD 2025 (Q2 2025: $71 million; Q3 2024: $91 million; YTD 2024: $260 million) applicable to our 50% equity method investment in Zaldívar and $71 million and $208 million, respectively (Q2 2025: $65 million; Q3 2024: $55 million; YTD 2024: $196 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	On an attributable basis. Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.	Realized price per oz/lb may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2025	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Tricia Evans, BSc, SMERM, Mineral Resource Manager: North America; Mark Roux, BSc (Hons), P. Grad. Cert. (Geostatistics), Pr. Sci. Nat, Resource Geology Lead – North America; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – Latin America & Asia Pacific; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2024.

Endnotes

[1]	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 43 to 58 of this MD&A.

[2]

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 24.5% share of Porgera and our 45% share of Kibali.

[3]

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

[4]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[5]

A Tier One Gold Asset is an asset with a $1,400/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset/Project is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.

[6]

Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

[7]	Refer to the Technical Report on the Carlin Complex, Eureka and Elko County, Nevada, USA, dated March 14, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 14, 2025.

[8]	Refer to the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.

[9]	Refer to the Technical Report on the Reko Diq Project, Balochistan, Pakistan, dated February 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

[10]

Reko Diq probable reserves of 1,400 million tonnes grading 0.28 g/t representing 13 million ounces of gold, probable reserves of 1,500 million tonnes grading 0.48% representing 7.3 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.25 g/t representing 15 million ounces of gold, inferred resources of 640 million tonnes grading 0.2 g/t representing 3.9 million ounces of gold, indicated resources of 2,000 million tonnes grading 0.43% representing 8.4 million tonnes of copper, and inferred resources of 690 million tonnes grading 0.3% representing 2.2 million tonnes of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 83-92 of Barrick’s Fourth Quarter and Year-End 2024 Report.

[11]	Refer to the Technical Report on the Lumwana Expansion Project, Republic of Zambia, dated February 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

BARRICK THIRD QUARTER 2025	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2025	2024	2025	2024

Revenue (notes 5 and 6)	$4,148	$3,368	$10,959	$9,277

Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,890	2,051	5,553	5,966

General and administrative expenses	77	46	158	106

Exploration, evaluation and project expenses	92	104	228	296

Impairment charges (note 9b)	3	2	7	20

(Gain) loss on currency translation	(3)	4	(3)	21

Closed mine rehabilitation	4	59	15	48

Income from equity investees (note 12)	(146)	(51)	(290)	(214)

Other (income) expense (note 9a)	(193)	46	330	143

Income before finance costs and income taxes	$2,424	$1,107	$4,961	$2,891

Finance costs, net	(43)	(82)	(163)	(164)

Income before income taxes	$2,381	$1,025	$4,798	$2,727

Income tax expense (note 10)	(477)	(245)	(857)	(826)

Net income	$1,904	$780	$3,941	$1,901

Attributable to:

Equity holders of Barrick Mining Corporation	$1,302	$483	$2,587	$1,148

Non-controlling interests (note 16)	$602	$297	$1,354	$753

Earnings per share attributable to the equity holders of Barrick Mining Corporation (note 8)

Net income

Basic	$0.76	$0.28	$1.51	$0.65

Diluted	$0.76	$0.28	$1.51	$0.65

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2025	60	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements

of Comprehensive Income

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2025	2024	2025	2024

Net income	$1,904	$780	$3,941	$1,901

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	(150)	—	(150)	1

Items that will not be reclassified to profit or loss:

Actuarial gain (loss) on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	1	—	(1)	—

Net change on equity investments, net of tax $(2), $(1), $(3) and $nil	24	3	41	12

Total other comprehensive (loss) income	(125)	3	(110)	13

Total comprehensive income	$1,779	$783	$3,831	$1,914

Attributable to:

Equity holders of Barrick Mining Corporation	$1,177	$486	$2,477	$1,161

Non-controlling interests	$602	$297	$1,354	$753

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2025	61	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2025	2024	2025	2024

OPERATING ACTIVITIES

Net income	$1,904	$780	$3,941	$1,901

Adjustments for the following items:

Depreciation	460	477	1,307	1,431

Finance costs, net	43	82	163	164

Impairment charges (note 9b)	3	2	7	20

Income tax expense (note 10)	477	245	857	826

Income from equity investees (note 12)	(146)	(51)	(290)	(214)

Gain on sale of non-current assets (note 9a)	—	(1)	(745)	(7)

Loulo-Gounkoto (note 9a and 17)	(250)	—	785	—

(Gain) loss on currency translation	(3)	4	(3)	21

Change in working capital (note 11)	184	(251)	(50)	(380)

Other operating activities (note 11)	(24)	45	(136)	(54)

Operating cash flows before interest and income taxes	2,648	1,332	5,836	3,708

Interest paid	(18)	(76)	(157)	(234)

Interest received	53	66	136	184

Income taxes paid[1]	(261)	(142)	(852)	(559)

Net cash provided by operating activities	2,422	1,180	4,963	3,099

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(943)	(736)	(2,714)	(2,283)

Sales proceeds	—	2	2	9

Divestitures (note 4)	—	—	999	—

Income taxes paid on divestitures	(44)	—	(131)	—

Investment sales	—	44	—	77

Funding of equity method investments (note 12)	(1)	—	(1)	(55)

Dividends received from equity method investments (note 12)	63	38	154	127

Shareholder loan repayments from equity method investments	64	49	177	139

Net cash used in investing activities	(861)	(603)	(1,514)	(1,986)

FINANCING ACTIVITIES

Lease repayments	(3)	(4)	(20)	(11)

Debt repayments	—	—	(2)	—

Dividends	(254)	(174)	(596)	(524)

Share buyback program (note 15)	(589)	(95)	(1,000)	(144)

Funding from Reko Diq non-controlling interests (note 16)	101	32	228	84

Disbursements to non-controlling interests (note 16)	(524)	(142)	(1,056)	(432)

Pueblo Viejo JV partner shareholder loan	(26)	(4)	(9)	(6)

Net cash used in financing activities	(1,295)	(387)	(2,455)	(1,033)

Effect of exchange rate changes on cash and equivalents	1	(1)	1	(3)

Net increase in cash and equivalents	267	189	995	77

Cash and equivalents at the beginning of period	4,802	4,036	4,074	4,148

Cash and equivalents at the end of period	$5,069	$4,225	5,069	4,225

Less: cash and equivalents classified as held for sale at the end of period	32	—	32	—

Cash and equivalents excluding assets classified as held for sale at the end of period	$5,037	$4,225	$5,037	$4,225

[1]

Income taxes paid excludes $53 million (Q3 2024: $36 million) for Q3 2025 and $128 million (YTD 2024: $65 million) for YTD 2025 of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2025	62	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	As at September 30, 2025	As at December 31, 2024

ASSETS

Current assets

Cash and equivalents	$5,037	$4,074

Accounts receivable	551	763

Inventories	1,870	1,942

Other current assets	676	853

Total current assets (excluding assets classified as held for sale)	$8,134	$7,632

Assets classified as held for sale (note 4)	815	—

Total current assets	$8,949	$7,632

Non-current assets

Non-current portion of inventory	2,650	2,783

Equity in investees (note 12)	4,186	4,112

Property, plant and equipment	25,849	28,559

Intangible assets	148	148

Goodwill	3,034	3,097

Deferred income tax assets	129	—

Other assets	3,412	1,295

Total assets	$48,357	$47,626

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,423	$1,613

Debt	71	24

Current income tax liabilities	675	545

Other current liabilities	585	460

Total current liabilities (excluding liabilities classified as held for sale)	$2,754	$2,642

Liabilities classified as held for sale (note 4)	286	—

Total current liabilities	$3,040	$2,642

Non-current liabilities

Debt	4,643	4,705

Provisions	1,887	1,962

Deferred income tax liabilities	3,562	3,887

Other liabilities	1,309	1,174

Total liabilities	$14,441	$14,370

Equity

Capital stock (note 15)	$27,026	$27,661

Deficit	(3,281)	(5,269)

Accumulated other comprehensive income (loss)	(77)	33

Other	1,482	1,865

Total equity attributable to Barrick Mining Corporation shareholders	$25,150	$24,290

Non-controlling interests (note 16)	8,766	8,966

Total equity	$33,916	$33,256

Contingencies and commitments (notes 5 and 18)

Total liabilities and equity	$48,357	$47,626

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2025	63	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Mining Corporation (formerly Barrick Gold Corporation)		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2025	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256

Net income	—	—	2,587	—	—	2,587	1,354	3,941

Total other comprehensive loss	—	—	—	(110)	—	(110)	—	(110)

Total comprehensive income (loss)	—	—	2,587	(110)	—	2,477	1,354	3,831

Transactions with owners

Dividends	—	—	(596)	—	—	(596)	—	(596)

Loulo-Gounkoto loss of control (note 17)	—	—	—	—	—	—	(686)	(686)

Funding from non-controlling interests (note 16)	—	—	—	—	—	—	228	228

Disbursements to non-controlling interests (note 16)	—	—	—	—	—	—	(1,096)	(1,096)

Dividend reinvestment plan (note 15)	125	3	(3)	—	—	—	—	—

Share buyback program (note 15)	(39,791)	(638)	—	—	(383)	(1,021)	—	(1,021)

Total transactions with owners	(39,666)	(635)	(599)	—	(383)	(1,617)	(1,554)	(3,171)

At September 30, 2025	1,687,434	$27,026	($3,281)	($77)	$1,482	$25,150	$8,766	$33,916

At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

Net income	—	—	1,148	—	—	1,148	753	1,901

Total other comprehensive income	—	—	—	13	—	13	—	13

Total comprehensive income	—	—	1,148	13	—	1,161	753	1,914

Transactions with owners

Dividends	—	—	(524)	—	—	(524)	—	(524)

Funding from non-controlling interests	—	—	—	—	—	—	84	84

Disbursements to non-controlling interests	—	—	—	—	—	—	(432)	(432)

Dividend reinvestment plan	154	3	(3)	—	—	—	—	—

Share buyback program	(7,675)	(124)	—	—	(23)	(147)	—	(147)

Total transactions with owners	(7,521)	(121)	(527)	—	(23)	(671)	(348)	(1,019)

At September 30, 2024	1,748,049	$27,996	($6,092)	$37	$1,890	$23,831	$9,066	$32,897

[1]	Includes cumulative translation losses at September 30, 2025: $95 million (December 31, 2024: $95 million; September 30, 2024: $95 million).
[2]	Includes additional paid-in capital as at September 30, 2025: $1,444 million (December 31, 2024: $1,827 million; September 30, 2024: $1,852 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2025	64	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Barrick Mining Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ∎ Corporate Information

Barrick Mining Corporation (formerly Barrick Gold Corporation) (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol B (formerly GOLD) and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. Our mine in Mali was placed on temporary suspension in January 2025 and on June 16, 2025, the Bamako Commercial Tribunal placed the mine under a temporary provisional administration (refer to note 17 for further details). We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ∎ Material Accounting Policy Information

a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policy information was presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2024 (“2024 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 7, 2025.

b) New Accounting Standards Issued

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards and determined they do not have a material impact on Barrick in the current reporting period. In addition, the following standards have been issued by the IASB and we are currently assessing the impact on our consolidated financial statements.

∎

Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.

∎	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period.

3 ∎ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2024 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2024 Annual Financial Statements.

a) Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For Q3 2025, we recorded a net decrease of $68 million (Q3 2024: $71 million net increase) to the PER at our minesites and for YTD 2025, a net decrease of $150 million (YTD 2024: $29 million net decrease) primarily due to spending incurred during the year, combined with the deconsolidation of Loulo-Gounkoto upon loss of control (refer to note 17 for further details) and the classification of Hemlo and Tongon as assets held-for-sale (refer to note 4 for further details), partially offset by changes in cost estimates at our Carlin property and accretion.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In Q4 of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b) Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 18 for further details on contingencies.

c) Loulo-Gounkoto

On June 16, 2025, we lost control of the subsidiaries that hold our 80% interest in the Loulo-Gounkoto mine in Mali when they were placed under a temporary provisional administration. As a result of this event in Q2 2025, we determined that we no longer had control of the mine and stopped consolidating it. As we retain legal ownership of 80% of the companies that hold the mine, we have recognized an investment at fair value to reflect our retained interest. Refer to note 17 for further details.

BARRICK THIRD QUARTER 2025	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

4 ∎ Acquisitions and Divestitures

a) Tongon

On October 6, 2025, Barrick announced that it reached an agreement to sell its interests in the Tongon gold mine (“Tongon”) and certain of its exploration properties in Côte d’lvoire to the Atlantic Group for total consideration of up to $305 million. The consideration is composed of cash consideration of $192 million, inclusive of a $23 million shareholder loan repayment within six months of closing, and contingent cash payments totalling up to $113 million payable based on the price of gold over 2.5 years and resource conversions over 5 years. The transaction is expected to be completed within Q4 2025 subject to the satisfaction of customary closing conditions. As at September 30, 2025, the assets and liabilities of our interest in Tongon were classified as held-for-sale.

b) Hemlo

On September 11, 2025, Barrick announced that it reached an agreement to sell the Hemlo Gold Mine (“Hemlo”) in Canada to Carcetti Capital Corp., which is to be renamed to Hemlo Mining Corp. (“HMC”). The sale agreement provides for gross proceeds of up to $1.09 billion, consisting of $875 million of cash proceeds due on closing, HMC shares with an aggregate value of $50 million, and a production and tiered gold price-linked cash payment structure of up to $165 million starting in January 2027 for a five-year term. The transaction is expected to be completed within Q4 2025 subject to the satisfaction of customary closing conditions and obtaining required regulatory approvals. As at September 30, 2025, the assets and liabilities of our interest in Hemlo were classified as held-for-sale.

c) Alturas

On August 8, 2025, Barrick announced that it reached an agreement to sell the Alturas Project in Chile to a subsidiary of Boroo Pte Ltd (Singapore) (“Boroo”) for an up-front cash payment of $50 million. In addition, Barrick will be granted a 0.5% net smelter return royalty on gold and silver produced from the Project, which will terminate once 2 million ounces of gold and gold-equivalent have been produced. Boroo may repurchase the royalty within four years from closing for $10 million. The transaction closed on November 7, 2025. As at September 30, 2025, the assets and liabilities of our interest in the Alturas Project were classified as held-for-sale.

d) Donlin Gold

On April 22, 2025, Barrick announced it entered into an agreement to sell its 50% interest in the Donlin Gold project located in Alaska, USA to affiliates of Paulson Advisers LLC and NOVAGOLD Resources Inc. (“NOVAGOLD”) for total cash consideration of $1 billion. In addition, Barrick has granted NOVAGOLD an option to purchase the outstanding debt owed to Barrick (value of $164 million as at September 30, 2025, classified as fair value through profit or loss (“FVPL”) and presented in Other Assets) in connection with the Donlin Gold project for $90 million if purchased prior to closing, or for $100 million if purchased within 18 months from closing, when the option expires. If that option is not exercised, the debt will remain outstanding, substantially in accordance with its existing terms which would largely defer repayment to the commencement of production.

The transaction closed on June 3, 2025 and we recognized a gain on sale of $745 million in Q2 2025. In addition, NOVAGOLD did not exercise the option to purchase the outstanding debt owed to Barrick at closing, but retains the option to purchase the outstanding debt for $100 million within 18 months from closing.

BARRICK THIRD QUARTER 2025	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

5 ∎ Segment Information

Barrick’s business is organized into sixteen minesites. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Bristow, President and Chief Executive Officer until September 29, 2025 and Mark Hill, Group Chief Operating Officer and Interim President and Chief Executive Officer thereafter) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2025	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$979	$333	$80	$3	$3	$560

Cortez[2]	712	249	73	2	1	387

Turquoise Ridge[2]	490	153	48	—	(4)	293

Pueblo Viejo[2]	631	183	77	1	4	366

Loulo-Gounkoto[2]	—	—	—	—	—	—

Kibali	294	86	38	—	9	161

Lumwana	322	125	68	—	5	124

North Mara[2]	309	95	35	—	4	175

Bulyanhulu[2]	173	69	18	—	2	84

Other Mines[2]	582	219	54	2	6	301

Reportable segment total	$4,492	$1,512	$491	$8	$30	$2,451

Share of equity investees	(294)	(86)	(38)	—	(9)	(161)

Segment total	$4,198	$1,426	$453	$8	$21	$2,290

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$759	$380	$69	$3	$1	$306

Cortez[2]	411	191	55	3	1	161

Turquoise Ridge[2]	313	162	46	2	1	102

Pueblo Viejo[2]	404	157	78	1	2	166

Loulo-Gounkoto[2]	422	146	66	1	6	203

Kibali	193	76	35	—	9	73

Lumwana	213	127	60	—	—	26

North Mara[2]	234	79	23	—	44	88

Bulyanhulu[2]	118	58	16	—	1	43

Other Mines[2]	515	270	57	2	(4)	190

Reportable segment total	$3,582	$1,646	$505	$12	$61	$1,358

Share of equity investees	(193)	(76)	(35)	—	(9)	(73)

Segment total	$3,389	$1,570	$470	$12	$52	$1,285

BARRICK THIRD QUARTER 2025	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statement of Income Information

		Cost of Sales

For the nine months ended September 30, 2025	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$2,555	$1,033	$210	$8	$7	$1,297

Cortez[2]	1,747	665	192	5	5	880

Turquoise Ridge[2]	1,264	481	139	—	(8)	652

Pueblo Viejo[2]	1,525	535	229	2	10	749

Loulo-Gounkoto[2]	—	—	14	1	142	(157)

Kibali	712	243	102	—	45	322

Lumwana	967	398	197	—	9	363

North Mara[2]	745	241	75	—	18	411

Bulyanhulu[2]	452	180	48	—	6	218

Other Mines[2]	1,775	698	177	5	18	877

Reportable segment total	$11,742	$4,474	$1,383	$21	$252	$5,612

Share of equity investees	(712)	(243)	(102)	—	(45)	(322)

Segment total	$11,030	$4,231	$1,281	$21	$207	$5,290

Consolidated Statement of Income Information

		Cost of Sales

For the nine months ended September 30, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$2,241	$1,146	$232	$9	$7	$847

Cortez[2]	1,209	544	187	7	4	467

Turquoise Ridge[2]	792	442	125	5	1	219

Pueblo Viejo[2]	1,008	455	203	3	6	341

Loulo-Gounkoto[2]	1,187	421	195	1	28	542

Kibali	534	205	99	—	9	221

Lumwana	595	337	190	—	12	56

North Mara[2]	488	229	59	—	52	148

Bulyanhulu[2]	353	172	47	—	4	130

Other Mines[2]	1,427	781	169	8	7	462

Reportable segment total	$9,834	$4,732	$1,506	$33	$130	$3,433

Share of equity investees	(534)	(205)	(99)	—	(9)	(221)

Segment total	$9,300	$4,527	$1,407	$33	$121	$3,212

[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For Q3 2025, accretion expense was $13 million (Q3 2024: $14 million) and for YTD 2025, accretion expense was $39 million (YTD 2024: $41 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for Q3 2025 for Nevada Gold Mines $918 million, $395 million, $519 million (Q3 2024: $631 million, $380 million, $246 million), Pueblo Viejo $254 million, $104 million, $150 million (Q3 2024: $162 million, $95 million, $68 million), Loulo-Gounkoto $nil, $nil, $nil (Q3 2024: $84 million, $42 million, $41 million), North Mara and Bulyanhulu $77 million, $35 million, $41 million (Q3 2024: $56 million, $28 million, $20 million), and Tongon $13 million, $6 million, $6 million (Q3 2024: $9 million, $9 million, $nil) and for YTD 2025 for Nevada Gold Mines $2,357 million, $1,148 million, $1,199 million (YTD 2024: $1,806 million, $1,130 million, $660 million), Pueblo Viejo $613 million, $307 million, $306 million (YTD 2024: $407 million, $263 million, $144 million), Loulo-Gounkoto $nil, $3 million, $(29) million (YTD 2024: $237 million, $123 million, $110 million), North Mara and Bulyanhulu $191 million, $87 million, $102 million (YTD 2024: $134 million, $81 million, $44 million) and Tongon $33 million, $21 million, $11 million (YTD 2024: $30 million, $27 million, $3 million), respectively.

BARRICK THIRD QUARTER 2025	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended September 30		For the nine months ended September 30

	2025	2024	2025	2024

Segment income	$2,290	$1,285	$5,290	$3,212

Other revenue	(50)	(21)	(71)	(23)

Other cost of sales/amortization	(11)	(11)	(41)	(32)

Exploration, evaluation and project expenses not attributable to segments	(84)	(92)	(207)	(263)

General and administrative expenses	(77)	(46)	(158)	(106)

Other income (expense) not attributable to segments	201	(7)	(161)	(62)

Impairment charges	(3)	(2)	(7)	(20)

Gain (loss) on currency translation	3	(4)	3	(21)

Closed mine rehabilitation	(4)	(59)	(15)	(48)

Income from equity investees	146	51	290	214

Finance costs, net (includes non-segment accretion)	(30)	(68)	(124)	(123)

Loss on non-hedge derivatives	—	(1)	(1)	(1)

Income before income taxes	$2,381	$1,025	$4,798	$2,727
Capital Expenditures Information	Segment capital expenditures[1]

	For the three months ended September 30		For the nine months ended September 30

	2025	2024	2025	2024

Carlin	$150	$185	$510	$614

Cortez	92	96	311	289

Turquoise Ridge	23	28	71	84

Pueblo Viejo	87	63	258	213

Loulo-Gounkoto	—	102	23	276

Kibali	44	29	111	90

Lumwana	199	79	452	272

North Mara	46	38	139	109

Bulyanhulu	42	39	116	100

Other Mines	71	67	213	181

Reportable segment total	$754	$726	$2,204	$2,228

Other items not allocated to segments	254	66	622	144

Total	$1,008	$792	$2,826	$2,372

Share of equity investees	(44)	(29)	(111)	(90)

Total	$964	$763	$2,715	$2,282

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For Q3 2025, cash expenditures were $943 million (Q3 2024: $736 million) and the increase in accrued expenditures was $21 million (2024: $27 million increase). For YTD 2025, cash expenditures were $2,714 million (2024: $2,283 million) and the increase in accrued expenditures was $1 million (YTD 2024: $1 million decrease).

Purchase Commitments

At September 30, 2025, we had purchase obligations for supplies and consumables of $1,597 million (December 31, 2024: $1,621 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $2,281 million at September 30, 2025 (December 31, 2024: $605 million).

BARRICK THIRD QUARTER 2025	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

6 ∎ Revenue

	For the three months ended September 30		For the nine months ended September 30

	2025	2024	2025	2024

Gold sales

Spot market sales	$3,577	$2,965	$9,295	$8,135

Concentrate sales	173	127	477	339

Provisional pricing adjustments	(2)	5	22	19

	$3,748	$3,097	$9,794	$8,493

Copper sales

Concentrate sales	$328	$204	$940	$586

Provisional pricing adjustments	(8)	9	21	9

	$320	$213	$961	$595

Other sales[1]	80	58	204	189

Total	$4,148	$3,368	$10,959	$9,277

[1]	Revenues include the sale of by-products for our gold and copper mines.

7 ∎ Cost of Sales

	Gold		Copper		Other[3]		Total

For the three months ended September 30	2025	2024	2025	2024	2025	2024	2025	2024

Site operating costs[1,2]	$1,157	$1,313	$98	$109	$—	$—	$1,255	$1,422

Depreciation[1]	384	409	69	60	7	8	460	477

Royalty expense	113	106	25	17	—	—	138	123

Mining and production taxes[4]	29	19	—	—	—	—	29	19

Community relations	7	9	1	1	—	—	8	10

	$1,690	$1,856	$193	$187	$7	$8	$1,890	$2,051

	Gold		Copper		Other[3]		Total

For the nine months ended September 30	2025	2024	2025	2024	2025	2024	2025	2024

Site operating costs[1,2]	$3,433	$3,822	$323	$288	$—	$—	$3,756	$4,110

Depreciation[1]	1,085	1,217	197	191	25	23	1,307	1,431

Royalty expense	311	293	71	45	—	—	382	338

Mining and production taxes[4]	77	56	—	—	—	—	77	56

Community relations	28	28	3	3	—	—	31	31

	$4,934	$5,416	$594	$527	$25	$23	$5,553	$5,966

[1]

Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $nil for Q3 2025 (Q3 2024: $5 million) and $1 million for YTD 2025 (YTD 2024: $38 million).

[2]	Site operating costs includes the costs of extracting by-products.
[3]	Other includes corporate amortization.
[4]	2024 figures have been changed to present mining and production taxes separately from site operating costs.

8 ∎ Earnings Per Share

	For the three months ended September 30				For the nine months ended September 30

	2025		2024		2025		2024

	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$1,904	$1,904	$780	$780	$3,941	$3,941	$1,901	$1,901

Net income attributable to non-controlling interests	(602)	(602)	(297)	(297)	(1,354)	(1,354)	(753)	(753)

Net income attributable to equity holders of Barrick Mining Corporation	$1,302	$1,302	$483	$483	$2,587	$2,587	$1,148	$1,148

Weighted average shares outstanding	1,703	1,703	1,752	1,752	1,715	1,715	1,754	1,754

Basic and diluted earnings per share attributable to the equity holders of Barrick Mining Corporation	$0.76	$0.76	$0.28	$0.28	$1.51	$1.51	$0.65	$0.65

BARRICK THIRD QUARTER 2025	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

9 ∎ Other Expense (Income)

a) Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30

	2025	2024	2025	2024

Other expense:

Bank charges	$2	$1	$5	$4

Severance costs	29	—	29	—

Loulo-Gounkoto[1]	(250)	—	785	—

Loss on non-hedge derivatives	—	1	1	1

Litigation legal expenses	9	3	29	14

Loss (gain) on warrant investments at FVPL	—	—	(1)	3

Loulo-Gounkoto reduced operations costs	15	—	140	—

Litigation settlement accruals	—	—	91	—

Tanzania community relations projects[2]	—	40	—	40

Tax interest and penalties	—	1	—	62

Other	13	7	30	41

Total other expense (income)	($182)	$53	$1,109	$165

Other income:

Gain on sale of non-current assets[3]	$—	($1)	($745)	($7)

Interest income on other assets	(11)	(6)	(34)	(15)

Total other income	($11)	($7)	($779)	($22)

Total	($193)	$46	$330	$143

[1]	Refer to note 17 for further details.
[2]	2024 amounts relate to commitment for road construction under the Twiga partnership.
[3]	2025 includes a gain of $745 million related to the sale of the Donlin Gold project. Refer to note 4 for further details.

b) Impairment Charges

	For the three months ended September 30		For the nine months ended September 30

	2025	2024	2025	2024

Impairment charges of non-current assets	$3	$2	$7	$20

Total	$3	$2	$7	$20

10 ∎ Income Tax Expense

	For the three months ended September 30		For the nine months ended September 30

	2025	2024	2025	2024

Current	$521	$236	$1,273	$788

Deferred	(44)	9	(416)	38

Total	$477	$245	$857	$826

Income tax expense was $857 million for YTD 2025 (YTD 2024: $826 million). The unadjusted effective income tax rate for YTD 2025 was 18% of income before income taxes.

The underlying effective income tax rate on ordinary income for YTD 2025 was 26% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of the recognition of deferred tax assets; the impact of the sale of the Donlin Gold project; the impact of the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc.; the impact of Loulo-Gounkoto’s loss of control (derecognition of $437 million in current and deferred tax balances); the impact of Loulo-Gounkoto’s reduced operations costs; and the impact of other expense adjustments.

Currency Translation

Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant balances relate to Argentine and Malian tax balances.

In YTD 2025, a tax recovery of $31 million (YTD 2024: $26 million tax expense) arose primarily from net translation gains on deferred tax balances in Mali (prior to their deconsolidation) and Argentina due to the strengthening of the West African CFA, partially offset by the weakening of the Argentine peso against the US dollar. These net translation gains are included within income tax expense.

Withholding Taxes

For YTD 2025, we have recorded $116 million (YTD 2024: $36 million related to Peru and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Argentina, Côte d’lvoire, Tanzania and Saudi Arabia, and undistributed earnings of our subsidiaries in Argentina, Saudi Arabia and the United States.

Recognition of Deferred Tax Assets

In Q3 2025, we recognized previously unrecognized deferred tax assets in Canada in connection with the agreement to sell Hemlo (refer to note 4). The transaction is expected to give rise to a taxable gain that will provide sufficient Canadian taxable profit to support the recognition of a portion of previously unrecognized Canadian tax loss carryforwards. As a result, we recorded an income tax recovery of $129 million.

This recognition partially reverses the derecognition recorded in 2018 of deferred tax assets in Canada. The recognition represents a discrete, non-recurring event arising from the future Hemlo disposition. Outside of this transaction, it remains not probable that sufficient future taxable profits will be available in Canada to utilize the remaining deferred tax assets. Accordingly, no additional deferred tax assets are expected to be recognized in Canada in the foreseeable future.

United States Tax Reform

Under the Inflation Reduction Act signed in August 2022, the United States implemented a 15% corporate alternative minimum tax (“CAMT”) on applicable financial statement income, effective for tax years beginning after December 31, 2022, with CAMT credit carryforwards having an indefinite life. Barrick is subject to CAMT as it meets the requisite income thresholds for a foreign-parented multi-national group.

While final regulations are still awaited, since its introduction, Barrick has recognized a deferred tax asset from the CAMT credit carryforwards anticipating recovery against future US Federal Income Tax liabilities. No

BARRICK THIRD QUARTER 2025	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

additional deferred tax asset related to CAMT has been recognized for YTD 2025 due to the anticipated application of a portion of the existing balance to our federal income tax payable; however, the timing and amount of such offset may be subject to change pending issuance of final regulations.

Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules

These rules apply to multi-national enterprises with annual consolidated revenues of at least €750 million in at least two of the prior four fiscal years immediately preceding the relevant fiscal year, which is reflective of our status.

Canada enacted Pillar Two legislation in Q2 2024, effective for fiscal years commencing on or after December

31, 2023. Other jurisdictions in which the group operates have either enacted or are in the process of enacting similar legislation.

In terms of the income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Our review of Pillar Two for the current year, based on the OECD’s Transitional Safe Harbour rules as implemented in the Global Minimum Tax Act in Canada, has not identified any material amounts to be accrued for Q3 2025. As the law is evolving, both in Canada and elsewhere, we will continue to monitor the impact of this legislation.

11 ∎ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30

	2025	2024	2025	2024

Adjustments for non-cash income statement items:

Loss on non-hedge derivatives	$—	$1	$1	$1

Loss (gain) on warrant investments at FVPL	—	—	($1)	$3

Litigation settlement accruals	—	—	91	—

Tax interest and penalties	—	1	—	62

Share-based compensation expense	98	50	167	68

Change in estimate of rehabilitation costs at closed mines	(3)	44	(10)	17

Tanzania community relations projects[1]	—	37	—	37

Inventory impairment charges	—	4	1	26

Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(10)	(6)	(25)	(22)

Change in other assets and liabilities	(60)	(33)	(168)	(76)

Settlement of share-based compensation	(9)	(4)	(62)	(50)

Settlement of rehabilitation obligations	(40)	(49)	(130)	(120)

Other operating activities	($24)	$45	($136)	($54)

Cash flow arising from changes in:

Accounts receivable	$316	($107)	$112	($26)

Inventory	(68)	(69)	(133)	(57)

Value added taxes receivable[2]	(37)	(66)	(133)	(217)

Other current assets	(1)	6	(18)	(7)

Accounts payable	(53)	(11)	(13)	(61)

Other current liabilities	27	(4)	135	(12)

Change in working capital	$184	($251)	($50)	($380)

[1]	2024 amounts relate to commitment for road construction under the Twiga partnership.
[2]

Excludes $53 million (Q3 2024: $36 million) for Q3 2025 and $128 million (YTD 2024: $65 million) for YTD 2025 of VAT receivables that were settled against offsetting of income taxes payable and $6 million (Q3 2024: $21 million) for Q3 2025 and $54 million (YTD 2024: $29 million) for YTD 2025 of VAT receivables that were settled against offsetting of other duties and liabilities.

BARRICK THIRD QUARTER 2025	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

12 ∎ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total

At January 1, 2024	$2,119	$391	$874	$703	$46	$4,133

Investment in equity accounting method investment	—	—	—	7	—	7

Equity pick-up (loss) from equity investees	108	119	1	22	(2)	248

Funds invested	—	—	—	55	4	59

Dividends received from equity investees	(88)	(109)	—	—	(1)	(198)

Non-cash dividends received from equity investees	(124)	—	—	—	—	(124)

Equity earnings adjustment	—	—	—	(7)	—	(7)

Shareholder loan repayment	—	—	—	—	(6)	(6)

At December 31, 2024	$2,015	$401	$875	$780	$41	$4,112

Equity earnings adjustment	—	—	—	16	—	16

Equity pick-up (loss) from equity investees	107	93	—	75	(1)	274

Funds invested	—	—	—	—	1	1

Dividends received from equity investees	—	(98)	—	—	(1)	(99)

Non-cash dividends received from equity investees	(18)	—	—	—	—	(18)

Shareholder loan repayment	—	—	—	(96)	(4)	(100)

At September 30, 2025	$2,104	$396	$875	$775	$36	$4,186

13 ∎ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

Gold Contracts

In Q3 2025, we entered into 25,000 ounces of zero cost gold collars that mature every month between September 2025 and August 2028 for a total of 900,000 ounces. These contracts contain purchased put and sold call options with strike prices of $3,100/oz and $4,310/oz, respectively. These contracts are designated as cash flow hedges, with the effective portion of the hedge recognized in other comprehensive income and the ineffective portion recognized as loss (gain) on non-hedge derivatives. The realized loss (gain) related to these positions is $nil for Q3 2025 (Q3 2024: $nil) and $nil for YTD 2025 (YTD 2024: $nil). As at September 30, 2025, the fair value of the remaining derivatives is a loss of $150 million (December 31, 2024: $nil), with $15 million recorded as other current liabilities and $135 million recorded as other non-current liabilities (December 31, 2024: $nil and $nil, respectively).

BARRICK THIRD QUARTER 2025	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

14 ∎ Fair Value Measurements

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at September 30, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Other investments[1]	$86	$—	$—	$86

Derivatives[2]	—	(150)	—	(150)

Receivables from provisional copper and gold sales	—	180	—	180

Receivable from NOVAGOLD[3]	—	—	164	164

Investment in Loulo- Gounkoto[4]	—	—	1,950	1,950

	$86	$30	$2,114	$2,230

[1]	Includes equity investments in other mining companies.
[2]	Refer to note 13 for further details.
[3]	Refer to note 4 for further details.
[4]	Refer to note 17 for further details.

b) Fair Values of Financial Assets and Liabilities

	As at September 30, 2025		As at December 31, 2024

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets

Other assets[1]	$751	$751	$776	$776

Other investments[2]	86	86	42	42

Investment in Loulo-Gounkoto[3]	1,950	1,950	—	—

	$2,787	$2,787	$818	$818

Financial liabilities

Debt[4]	$4,714	$5,025	$4,729	$4,821

Derivative liabilities[5]	150	150	—	—

Other liabilities	574	574	595	595

	$5,438	$5,749	$5,324	$5,416

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Refer to note 17 for further details.
[4]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.
[5]	Refer to note 13 for further details.

Derivative Instruments

The fair value of derivative instruments is determined using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. As a result, the derivative instruments are classified within Level 2 of the fair value hierarchy.

The Company’s valuation techniques for our remaining financial assets and liabilities were presented in Note 26 of the 2024 Annual Financial Statements and have been consistently applied in these interim financial statements.

15 ∎ Capital Stock

a) Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,687,433,930 common shares as at September 30, 2025). Our common shares have no par value.

b) Dividends

The Company’s practice has been to declare dividends after a quarter as part of the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 124,983 common shares being issued to shareholders for YTD 2025.

c) Share Buyback Program

At the February 11, 2025 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. During YTD 2025, Barrick purchased 39.79 million common shares for a total cash amount of $1.0 billion under this program and accrued $21 million in related taxes. At the November 7, 2025 meeting, the Board of Directors authorized an increase in the share buyback program for the repurchase of up to an additional $500 million of the Company’s outstanding common shares before the program expires in February 2026.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK THIRD QUARTER 2025	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

16 ∎ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Reko Diq	Other	Total

NCI in subsidiary at September 30, 2025	38.5%	40%	16%	20%	10.3%	50%	Various

At January 1, 2024	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661

Share of income (loss)	884	101	53	(31)	—	(63)	—	944

Cash contributed	—	—	—	—	—	146	—	146

Disbursements	(667)	(84)	—	(34)	—	—	—	(785)

At December 31, 2024	$6,379	$1,160	$375	$695	$16	$421	($80)	$8,966

Share of income (loss)	1,122	167	67	(9)	9	(3)	1	1,354

Cash contributed	—	—	—	—	—	228	—	228

Loss of control[2]	—	—	—	(686)	—	—	—	(686)

Disbursements	(966)	(88)	(35)	—	(7)	—	—	(1,096)

At September 30, 2025	$6,535	$1,239	$407	$—	$18	$646	($79)	$8,766

[1]	Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
[2]	Refer to note 17 for further details.

17 ∎ Loulo-Gounkoto

Barrick owns 80% of Société des Mines de Loulo SA (“Somilo”) and Société des Mines de Gounkoto (“Gounkoto”) with the Republic of Mali owning the other 20%. As previously disclosed, the Company and the Government of Mali (“GoM”) have been engaged in an ongoing dispute over the existing mining conventions of these two companies (together, the “Conventions”).

The Loulo and Gounkoto permits each have a 30 year term from their date of grant, after which they are renewable if production is still taking place. The Loulo permit renewal date is February 2026 and a renewal application was submitted on February 13, 2025.

On December 18, 2024, after multiple good faith attempts to resolve the dispute, Somilo and Gounkoto submitted a request for arbitration to the International Centre for the Settlement of Investment Disputes (“ICSID”) in accordance with the provisions of their respective Conventions. On January 14, 2025, due to the restrictions imposed by the GoM on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations.

On June 16, 2025, the Bamako Commercial Tribunal placed Loulo-Gounkoto under temporary provisional administration. While Barrick retains its 80% legal ownership of the mine, control over operations has been transferred to an external administrator. Following this action by the Malian courts, we concluded that Barrick had lost control of the subsidiaries that hold our interest in Loulo-Gounkoto because we cannot effectively exercise power over the relevant activities related to the mine, nor can we affect the returns of the mine through managerial involvement. As a result of the loss of control event in Q2 2025, we deconsolidated the subsidiaries, and derecognized the assets, liabilities and non-controlling interest of Loulo-Gounkoto at their carrying amounts at the date when control was lost.

Upon deconsolidation, IFRS Accounting Standards require the retained interest in the former subsidiaries to be recognized at fair value. Barrick will account for the retained interest in Somilo and Gounkoto in accordance with IFRS 9. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. Barrick’s estimate of the initial fair value of the retained interest was $1.7 billion. This fair value was calculated using our life of mine plan with updates to reflect the situation as at June 30, 2025 inclusive of the adverse measures taken by the GoM against the subsidiaries. This included an increase in the weighted average cost of capital (“WACC”) from the 9% applied as at December 31, 2024 to 18% as at June 30, 2025. We also lowered the Net Asset Value (“NAV”) multiple to 1.1 and used a long-term gold price of $2,000/oz. Finally, the fiscal terms were amended to be in line with 2023 Mining Code, primarily increased royalties and duties; and certain adjustments were made to reflect a period of disruption to the steady state operations. This fair value calculation includes a high level of uncertainty and is subject to change based on further developments that may require an update of these assumptions. Under certain scenarios the fair value could be materially higher or lower. The calculation does not include any value for Barrick’s or its subsidiaries arbitration claims, which are now before the arbitration tribunal.

A loss on the change of control of $1,035 million, equal to the carrying value of the net assets and non-controlling interest of Loulo-Gounkoto at the date when control was lost, partially offset by the value of the retained investment in Loulo-Gounkoto, was recognized in Q2 2025.

The details are summarized in the following table:

Carrying value of net assets derecognized	$(3,421)

Carrying value of non-controlling interest derecognized	686

Investment in Loulo-Gounkoto recognized	1,700

Loss of control	$ (1,035)

We reviewed the fair value of the investment as at September 30, 2025 and, primarily as a result of an increase in our gold price assumptions including a long-term price of $2,300/oz, we now estimate the fair value of our retained interest to be $1.95 billion. As a result, income of $250 million was recognized in Other Expense (Income) in Q3 2025, bringing the full year net impact to an expense of $785 million, as summarized in the table below:

Loss of control recognized in Q2 2025	$ (1,035)
Increase in fair value of investment in Q3 2025	250

Net expense recognized in Other Expense (Income)	$ (785)

BARRICK THIRD QUARTER 2025	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

We performed a sensitivity analysis on the September 30, 2025 fair value calculation where we flexed the gold prices, WACC and NAV multiple, which are the most significant assumptions that impact the fair value calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold prices, while holding all other assumptions constant. Finally, we assumed a +/- 0.1 change in the NAV multiple, while holding all other assumptions constant. These sensitivities help to determine the theoretical change in fair value that would be recorded with these changes in gold prices, WACC and NAV multiple.

Change in fair value based on:
Increase in gold price of $100/oz	158
Decrease in gold price of $100/oz	(163)
Increase in WACC of 1%	(83)
Decrease in WACC of 1%	88
Increase in NAV multiple of 0.1	193
Decrease in NAV multiple of 0.1	(193)

Refer to note 18 for further details of the legal matters related to this topic.

18 ∎ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the 2024 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2024 Annual Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the 2024 Annual Financial Statements.

Litigation and Claims Update

Pascua-Lama — Proposed Canadian Securities Class Actions

In the Quebec proceeding, Barrick filed its Statement of Defence on February 12, 2025. No trial date has been set as of this time. In the Ontario proceeding, a hearing on the Plaintiffs’ motion for class certification has been scheduled for January 2026.

Legacy Philippines Matters

On April 4, 2025, Barrick and the Provincial Government of Marinduque (the “PGM”) signed agreements to settle, without admission of liability by Barrick, all proceedings and claims related to alleged environmental issues associated with the Marcopper mine in the Province of Marinduque, Philippines. On October 3, 2025, the Court of Appeals in the Philippines issued a decision approving the settlement agreement and dismissing the Writ of Kalikasan proceedings against Barrick and Placer Dome with prejudice. The settlement is subject to various other conditions precedent, including the issuance of certain confirmations by the Department of Environment and Natural Resources, the Philippines agency in charge of mining and the environment. Once all conditions are satisfied, Barrick will pay a settlement amount of $100 million to the PGM over a period of three years. This amount was recorded as part of Other Expense in Q1 2025.

Loulo-Gounkoto Mining Conventions Dispute

On January 2, 2025, an interim attachment order was issued by the Senior Investigating Judges of the Pôle National Économique et Financier (“Pôle Économique”) against the existing gold stock on the site of the Loulo-Gounkoto mining complex, which was executed on January 11, 2025, when the gold was removed from the site to a custodial bank. On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company temporarily suspended operations at the Loulo-Gounkoto complex.

On April 15, 2025, the Government of Mali closed the administrative office of Somilo and Gounkoto in Bamako due to unpaid taxes. The companies had previously explained to the authorities that those taxes could not be timely paid due to the Government’s restrictions on exporting gold

On May 8, 2025, the Government of Mali filed an application with the Bamako Commercial Tribunal to appoint a judicial administrator to manage Somilo and Gounkoto due to the company’s decision to temporarily suspend operations.

On June 16, 2025, the Bamako Commercial Tribunal placed Somilo and Gounkoto under a temporary provisional administration and appointed a Provisional Administrator. On June 17 2025, Somilo and Gounkoto filed an appeal against this decision.

Following the appointment of the Provisional Administrator, on June 23, 2025, the authorities lifted the closure order over the Bamako offices. This was immediately followed by the Provisional Administrator taking over day-to-day management of the operations of the Loulo-Gounkoto complex.

The ICSID arbitration process initiated on December 18, 2024 is ongoing and the Tribunal is now fully constituted. On July 21, 2025, the Tribunal held its first session, along with a hearing on a request filed by Somilo and Gounkoto for provisional measures to prevent further escalation and to safeguard their rights under the Mining Conventions during the pendency of the arbitration. On October 29, 2025, the ICSID Tribunal issued a decision recommending several provisional measures against Mali aimed at restoring Somilo’s and Gounkoto’s ability to operate the mines and denying certain other measures. The decision to grant provisional measures is an interim decision and is not a decision on the merits.

Barrick remains committed to engage with the Government of Mali in parallel to resolve the dispute.

Abuse of Criminal Proceedings

After several appeals were filed seeking the release of the employees, on September 9, 2025, the Investigating Judge at the Pôle Économique issued rulings allowing for the release of the four detained employees on bail. On September 15, 2025, the Public Prosecutor filed an appeal against the release orders, which have been stayed while the appeal is pending.

The Company continues to vigorously defend its rights, as well as those of its Malian subsidiaries and the affected employees, in connection with these proceedings.

BARRICK THIRD QUARTER 2025	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara — Ontario Litigation

On November 26, 2024, the court granted Barrick’s motion to dismiss both actions on the grounds that the Ontario Superior Court of Justice lacks jurisdiction and that Tanzania is a more appropriate forum in which to litigate this matter. On December 27, 2024, the plaintiffs’ appealed this decision to the Ontario Court of Appeal. The hearing of this appeal has been scheduled for November 27, 2025.

Pueblo Viejo - Amparo Actions

In May 2025, two constitutional actions were filed in an administrative court in the Dominican Republic against Pueblo Viejo Dominicana Jersey 2 Limited (“PV”), the joint venture company that operates the Pueblo Viejo mine, and the Dominican Ministry of Environment and Natural Resources. The actions, which are styled as “amparo” remedies, were brought by local individuals and environmental non-governmental organizations seeking to suspend construction of Pueblo Viejo’s new Naranjo tailings storage facility and revoke the underlying environmental license for such facility on the basis of alleged environmental and human rights concerns.

Following a hearing on September 2, 2025, the administrative court dismissed one of the two amparo actions on procedural grounds. The plaintiffs filed an appeal of this decision with the Constitutional Court on October 6, 2025.

The administrative court has not yet scheduled a hearing for the other amparo action.

The Company believes that there is no merit to these actions and intends to defend its position vigorously. No amounts have been recorded for any potential liability arising from these actions as the Company cannot reasonably predict the outcome.

BARRICK THIRD QUARTER 2025	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Shares Listed

B	The New York Stock Exchange [1]
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

or

Equiniti Trust Company, LLC

48 Wall Street

New York, New York 10043

Telephone: 1 800 387 0825

Fax: 1 888 249 6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Barrick Mining Corporation

Telephone: +1 416 861 9911

Email: investor@barrick.com

Website: www.barrick.com

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

310 South Main Street, Suite 1150

Salt Lake City, Utah 84101

Enquiries

Investor Relations Contact

Cleve Rueckert, +1 775 397 5443

Email: cleveland.rueckert@barrick.com

Media Contact

Brunswick Group

Carole Cable, +44 (0) 7974 982 458

Email: barrick@brunswickgroup.com

[1] As of May 9, 2025, Barrick’s ticker on the New York Stock Exchange changed to “B” from “GOLD”

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “aim”, “strategy”, “ramp up”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “project”, “develop”, “progress”, “continue”, “temporary”, “committed”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production and cost guidance, including our ability to meet our 2025 guidance; anticipated production growth from Barrick’s organic project pipeline and reserve replacement; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/ pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy; mine life and production rates; anticipated benefits from the sale of the Donlin Gold project, the Hemlo gold mine, the Tongon gold mine, and the Alturas project; anticipated timing for development of the Goldrush Project; our plans, timelines, and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Ren, Pueblo Viejo Expansion project, Veladero Phase 8 Leach Pad, Reko Diq, solar power project at Kibali, and the Lumwana Super Pit Expansion; anticipated production at Goldrush, Ren, Reko Diq and Lumwana; timing for first production from the Lumwana Super Pit Expansion; timing for first ore delivery from the

Gokona open pit; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; the status of negotiations with the Government of Mali in respect of ongoing disputes regarding the Loulo-Gounkoto Complex, including the outcome of dispute resolution through arbitration; the resumption of operations and the temporary nature of the provisional administration and transfer of operational control to an external administrator at Loulo-Gounkoto; our pipeline of high confidence projects at or near existing operations; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status, including Fourmile; the incorporation of Fourmile into the NGM joint venture at fair market value; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of sustainability issues, including climate change, greenhouse gas (“GHG”) emissions reduction targets, safety performance, community development and resettlement, and responsible water use; Barrick’s search for a permanent President and Chief Executive Officer; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.